AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON April 18, 2011
Registration Statement No.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

Peak Resorts, Inc.
(Exact name of registrant as specified in its charter)

Missouri (State or other jurisdiction of incorporation or organization)	7990 (Primary Standard Industrial Classification Code Number)	43-1793922 (IRS Employer Identification No.)

17409 Hidden Valley Drive
Wildwood, Missouri 63025
(636) 938-7474
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy D. Boyd
17409 Hidden Valley Drive
Wildwood, Missouri 63025
(636) 549-0060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

David W. Braswell Armstrong Teasdale LLP 7700 Forsyth Boulevard, Suite 1800 St. Louis, Missouri 63105 (314) 552-6631	Carmelo M. Gordian David M. Kavanaugh Laurie M. Pompa Andrews Kurth LLP 111 Congress Avenue, Suite 1700 Austin, Texas 78701 (512) 320-9290

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of			Proposed Maximum	Amount of
Securities to be	Amount to be	Proposed Maximum Offering	Aggregate	Registration
Registered	Registered(1)	Price Per Share	Offering Price(1)	Fee
Common Stock, par value $0.01 per share			$$40,250,000.00	$4,674.00

[1]	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED APRIL 18, 2011

• Shares

Peak Resorts, Inc.

Common Stock

This is the initial public offering of our common stock. We are offering • shares of our common stock. No public market currently exists for our common stock. We currently expect the initial public offering price to be between $  •   and $  •   per share. We have applied to list our common stock on the NASDAQ Global Market (“NASDAQ”) under the symbol “PEAK”. There is no assurance that this application will be approved.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 7 to read about risks you should consider before buying our common stock.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this registration statement. Any representation to the contrary is a criminal offense.

Per
	Share	Total

Initial public offering price	$	$

Underwriting discount and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1) See “Underwriting” beginning on page 68 of this Prospectus to read about underwriting discounts and commissions.

To the extent the underwriters sell more than • shares of common stock, the underwriters have an option exercisable within 45 days from the date of this Prospectus to purchase up to • additional shares of common stock from us at the initial public offering price, less the underwriting discount and commissions. The shares of common stock issuable upon exercise of the underwriters’ over-allotment option have been registered under the registration statement of which this Prospectus forms a part.

In connection with this offering, we have also agreed to issue to the underwriters warrants to purchase up to an aggregate of • shares of common stock at an exercise price of $ •  per share, assuming an initial public offering price of $ •  per share, which is the mid-point of the range listed above. These warrants are exercisable commencing on the first anniversary of the date of this Prospectus and ending on the fifth anniversary of the date of this Prospectus.

The underwriters expect to deliver the common stock against payment in U.S. dollars in New York, New York on or about • , 2011.

Rodman & Renshaw, LLC

Prospectus dated • , 2011.

PROSPECTUS SUMMARY	1
RISK FACTORS	7
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	16
ORGANIZATIONAL STRUCTURE	17
USE OF PROCEEDS	17
DIVIDEND POLICY	17
CAPITALIZATION	18
DILUTION	19
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA	20
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	22
BUSINESS	38
MANAGEMENT	51
EXECUTIVE COMPENSATION	54
PRINCIPAL STOCKHOLDERS	57
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	58
DESCRIPTION OF CAPITAL STOCK	60
SHARES ELIGIBLE FOR FUTURE SALE	62
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO NON-UNITED STATES HOLDERS	64
UNDERWRITING	68
VALIDITY OF COMMON STOCK	72
EXPERTS	72
WHERE YOU CAN FIND MORE INFORMATION	73
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
EX-2.1
EX-2.2
EX-3.1
EX-3.2
EX-10.1
EX-10.2
EX-10.3
EX-10.4
EX-10.5
EX-10.6
EX-10.7
EX-10.8
EX-10.9
EX-10.10
EX-10.11
EX-10.12
EX-10.13
EX-10.14
EX-10.15
EX-10.16
EX-10.17
EX-10.18
EX-10.19
EX-10.20
EX-10.21
EX-10.22
EX-10.23
EX-10.24
EX-10.25
EX-10.26
EX-10.27
EX-10.28
EX-10.29
EX-10.30
EX-10.31
EX-10.32
EX-10.33
EX-10.34
EX-10.35
EX-10.36
EX-10.37
EX-16.1
EX-21.1
EX-23.2
EX-99.1
EX-99.2
EX-99.3

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

For investors outside the United States: We have not and the underwriters have not done anything that would permit this offering or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this Prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this Prospectus outside the United States.

Dealer Prospectus Delivery Obligation

Through and including • , 2011 (the 25th day after the date of this Prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

Trademarks, Trade Names and Service Marks

Wildcat Mountain Ski AreaSM, Mount Snow®, Boston Mills Ski ResortSM, Hidden ValleySM and Crotched Mountain Ski AreaSM are trademarks, service marks and trade names owned by certain subsidiaries of Peak Resorts, Inc. All other brand names, trademarks, trade names and service marks referred to in this Prospectus are the property of their respective owners.

Industry and Market Data

Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications. While we believe that market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus. Because this is only a summary, it does not contain all of the information that you should consider in making your investment decision. For a more complete understanding of us and this offering, you should read and consider the entire Prospectus, including the information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes thereto before deciding whether to invest in our common stock.

Except as otherwise required by the context, references to “Company,” “we,” “us” and “our” are to Peak Resorts, Inc. and its subsidiaries. The historical financial statements and financial data included in this Prospectus are those of Peak Resorts, Inc. and its consolidated subsidiaries. Unless otherwise indicated, we have derived industry data from publicly available sources that we believe are reliable.

Our Company

We are a leader and innovator in the ski industry with 12 ski areas through the Midwest, Northeast and Southeast United States. Our ski areas offer guests high-quality skiable terrain as well as terrain parks for snowboarding and other snow sports. We employ modern snowmaking technology on a majority of our terrain that gives our guests an opportunity to participate in snow sports even in less-than-favorable weather.

Combined, our ski areas had approximately 1.7 million skier visits in the 2009/2010 ski season, which we believe put us among the top U.S. companies in terms of number of skier visits. We now operate more ski areas than any other company in the United States. Through development and acquisitions, our revenues have grown 180% from fiscal 2006 to 2010.

Our largest source of revenue is the sale of ski lift tickets, followed by food and beverage sales, equipment rentals, ski instruction services, hotel/lodging and merchandise sales. We generated approximately $90 million in revenue during fiscal 2010.

Ski Industry

The United States ski industry divides ski areas into three categories: overnight fly destination ski areas, overnight drive ski areas and day ski areas. We own or lease and operate overnight drive ski areas and day ski areas, which are located in or near metropolitan areas and target a regional market. Our resorts appeal to both beginner and advanced skiers and draw on the younger generation of snowboarders and others participating in alternative snow sports.

Our Strengths

•	Our ski areas are located in geographically diverse areas. Adverse weather patterns are challenges that all ski area operators face. In order to mitigate the negative effects that adverse weather may have on our overall financial results, we have strategically acquired or developed our ski areas in geographically diverse regions of the United States in order to compensate for any adverse weather that one region may experience over another during a particular ski season.

•	We own or lease and operate all of our ski areas. We are unique in the ski industry in that we not only own or lease our ski areas, but we operate all 12 of our ski areas, giving us and our employees the specialized skills and experience necessary to maintain our past success. With this knowledge, we believe that we are in a better position to maximize our operational efficiencies and integrate the businesses of any future ski areas that we may acquire or develop.

•	Our acquisition strategy has proven successful. Our commitment to efficient snowmaking and our desire to diversify our ski area locations have been a key component of our past acquisition strategy. Our management team has been successful in implementing this strategy in the past, and as a result, we have enhanced our presence in certain regions and built a new presence in others, while complementing our existing ski area portfolio. The business and acquisition experience of our management team has allowed us to integrate these new businesses smoothly and profitably.

•	We utilize modern snowmaking technology. We are committed to providing our guests quality ski experiences, but at the same time, are focused on reducing our costs and energy uses. We have invested in snowmaking technology on a majority of our terrain that allows us to make a significant amount of snow while reducing our energy costs.

Our Strategy

•	We invest in and improve our existing ski areas. Our financial success depends, in large part, on maintaining and increasing our skier visits. We have invested substantial amounts of money to adopt what we believe to be the most efficient snowmaking system available as standard equipment at all of our resorts. We believe that our snowmaking system provides us with a competitive advantage over other ski area operators. We also continually improve the existing facilities and equipment at our ski areas and are currently seeking permits for the redevelopment of our largest ski area, Mount Snow.

•	We monitor potential acquisition targets to build geographical diversity and increase market share. We believe that, given our profitable results at our current resorts and our proven acquisition history, we are positioned for further growth within the day ski area and overnight drive ski area markets. Our past acquisitions have been driven by our goals to diversify our locations and increase skier visits, which will continue to be the driving factors of any future acquisitions that we may complete.

Risk Factors

Before you invest in our common stock, you should be aware that there are various risks related to, among other things:

•	weather;

•	seasonality;

•	competition with other leisure activities and ski areas;

•	the leases and permits for property underlying certain of our ski areas;

•	new acquisitions;

•	environmental laws and regulations;

•	our dependence on key personnel;

•	the security of our guest information;

•	funds for capital expenditures;

•	the effect of declining revenues on margins;

•	the development of our Mount Snow ski area;

•	our reliance on information technology;

•	our dependence on a single lender and the lender’s option to purchase certain of our ski areas;

•	our dependence on a seasonal workforce; and

•	the securities markets.

For more information about these and other risks, please read the section titled “Risk Factors.” You should carefully consider these risk factors together with all of the other information in this Prospectus.

Corporate History and Additional Information

Peak Resorts, Inc. was incorporated in Missouri on September 24, 1997 as a holding company to own or lease and operate day ski areas and overnight drive destination ski areas through its wholly-owned subsidiaries. Since Peak was formed, the Company has acquired or developed a total number of 12 ski areas.

Our principal executive offices are located at 17409 Hidden Valley Drive, Wildwood, Missouri 63025, telephone (636) 938-7474. We maintain a website at www.peakresorts.com. We will make available on our website, free of charge, the Company’s future annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as soon as practical after we file these reports with the U.S. Securities and Exchange Commission (the “SEC”). The information contained on our website or that can be accessed through our website neither constitutes part of this Prospectus nor is incorporated by reference herein.

Summary of the Offering

Common stock offered by us	• shares (or • shares if the underwriters exercise their over-allotment option in full). We are not registering any shares of common stock held by our stockholders.

Common stock to be outstanding after the offering	• shares (or • shares if the underwriters exercise their over-allotment option in full).

Proposed trading symbol on NASDAQ Global Market	“PEAK”

Use of proceeds	We estimate that we will receive proceeds of approximately $ • million from our offering of our common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $ • per share, which is the midpoint of the estimated offering price range shown on the front cover page of this Prospectus. We will use $ • of the net proceeds from this offering to repay a portion of the outstanding balance due under a promissory note in favor of our lender for the development of our Mount Snow ski area. We intend to use the remaining amount of the proceeds for working capital and general corporate purposes. See “Use of Proceeds” for additional details.

Dividend policy	We currently expect to pay dividends on a quarterly basis, subject to the availability of funds during the quarterly periods. Our ability to pay dividends on our common stock is also limited by our existing debt agreements and may be further restricted by the terms of any future debt or preferred securities. See “Dividend Policy” for additional details.

Risk Factors	Investment in our common stock involves a high degree of risk. You should read and consider the information set forth under the heading “Risk Factors” and all other information included in this Prospectus before deciding to invest in our common stock.

The number of shares of common stock shown in this Prospectus to be outstanding after this offering is based on the number of shares outstanding as of • , 2011 and excludes •  shares reserved for issuance pursuant to the 2011 omnibus incentive plan that we intend to adopt prior to the completion of this offering. Except as otherwise noted, all information in this Prospectus:

•	assumes no exercise of the underwriters’ overallotment option;

•	does not give effect to the Company’s C-corporation election to be effected prior to the offering; and

•	does not give effect to an assumed 175 for 1 stock split to be effective as of • , 2011.

Summary Historical Consolidated Financial Data

The following summary consolidated financial information for each of the years in the three-year period ended April 30, 2010 is based on our audited consolidated financial statements included elsewhere in this Prospectus. The summary consolidated financial information for the nine months ended January 31, 2010 and 2011 is based on our unaudited consolidated financial statements. In the opinion of our management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition, results of operations and cash flows. The results for interim periods set forth below are indicative of the results to be expected for the full year. The information set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and the notes to our consolidated financial statements included elsewhere in this Prospectus.

	Nine months ended
	January 31,		Year ended April 30,
	2011	2010	2010	2009	2008

	(Unaudited)
	(In thousands, except per share information and
	ski areas owned/leased and operated)

Income Statement Information:
Revenues	$57,765	$49,972	$89,846	$84,293	$84,817
Operating expenses	54,957	51,284	76,074	74,393	79,081

Income (loss) from operations	2,808	(1,312)	13,772	9,900	5,736
Interest expense, net	(8,472)	(8,440)	(11,370)	(10,818)	(9,510)
Other income, excluding interest	901	326	431	426	656

Income (loss) before taxes	(4,763)	(9,426)	2,833	(492)	(3,117)
Income tax (benefit) (1)	-	-	-	-	-

Net Income (loss)	$(4,763)	$(9,426)	$2,833	$(492)	$(3,117)

Basic and diluted earnings (loss) per share	$(119.61)	$(236.70)	$71.14	$(12.36)	$(78.27)

Basic and diluted earnings (loss) per share assuming stock split prior to pro forma tax adjustment (2)	$(0.68)	$(1.35)	$0.41	$(0.07)	$(0.45)

Pro Forma Adjustments:
Net Income (loss) as reported	$(4,763)	$(9,426)	$2,833	$(492)	$(3,117)
Pro forma adjustment for income tax expense (benefit) (3)	(2,031)	(4,020)	1,208	(8)	(1,019)

Pro forma net income (loss)	$(2,732)	$(5,406)	$1,625	$(484)	$(2,098)

Pro forma basic and diluted net income (loss) per share assuming tax adjustment	$(68.60)	$(135.75)	$40.80	$(12.16)	$(52.68)

Pro forma basic and diluted net income (loss) per share assuming pro forma tax adjustment and stock split (2)	$(0.39)	$(0.78)	$0.23	$(0.07)	$(0.30)

Other Financial Information (unaudited):
Reported EBITDAR (4)	$10,237	$5,779	$23,175	$18,548	$14,030
Capital expenditures (5)	12,482	4,606	6,009	12,076	12,950
Cash (end of period) (6)	23,941	23,089	19,508	10,937	11,233
Total debt (end of period) (7)	143,918	137,958	138,621	134,856	124,978

	Nine months ended
	January 31,		Year ended April 30,
	2011	2010	2010	2009	2008

	(Unaudited)
	(In thousands, except per share information and
	ski areas owned/leased and operated)

Operating data (unaudited):
Skier visits	1,033	883	1,669	1,543	1,628
Ski areas owned/leased and operated (8)	12	11	11	11	11

The following table presents a summary of our balance sheet as of January 31, 2011:

•	on an actual basis;

•	on a pro forma basis to give effect to the Company’s C-corporation election to be effected prior to the offering;

•	on a pro forma basis to reflect the Company’s C-corporation election and an assumed 175 for 1 stock split; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments reflected above and the sale in this offering of • shares of common stock at an assumed initial public offering price of $ • per share, which is the mid-point of the range listed on the cover of this Prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of January 31, 2011
	(Unaudited)
				Pro Forma
			Pro Forma	C-corporation
		Pro Forma	C-corporation	Election,
		C-corporation	Election and	Stock Split
	Actual	Election	Stock Split	and Offering

	(In thousands)

Balance Sheet Information:
Cash (6)	$23,941	$	$	$
Total assets	181,732
Net property and equipment	118,036
Debt (including current portion)	143,918
Stockholders’ equity	8,211

(1) The Company and its subsidiaries elected and received approval from the Internal Revenue Service to be taxed as S-corporations for federal tax purposes. Pursuant to those elections, federal income taxes and income taxes related to certain other jurisdictions are the responsibility of the individual stockholders, and therefore, the consolidated statements of loss included with this Prospectus do not include provisions for income taxes. One state in which the Company operates does not recognize the Company’s S-corporation election; however, entity level income taxes levied by that state are immaterial.

(2) Where noted, per share calculations reflect the assumed 175 for 1 stock split to be effected prior to this offering.

(3) Prior to the completion of a proposed initial public offering of the Company’s common stock, the Company’s S-corporation election will be terminated, and it will be taxed as subchapter C-corporation. As a C-corporation, the Company will be liable for federal and state corporate income taxes on its taxable income. As result of the anticipated termination of the subchapter S-election, the Company will recognize deferred income tax expense, such expense to result from the recognition of its deferred tax assets and liabilities at the date it becomes a subchapter C-corporation.

(4) We have chosen to specifically include Reported EBITDAR (defined as net income before interest, income taxes, depreciation and amortization, gain on sale leaseback, investment income, other income or expense, property rent and other non-recurring items) as a measurement of our results of operations because we consider this measurement to be a significant indication of our financial performance and available capital resources. Reported EBITDAR is not a measure of financial performance under U.S. generally accepted accounting principles (“GAAP”). We provide a reconciliation of Reported EBITDAR to net income, the most directly-comparable GAAP measurement, below.

Management considers Reported EBITDAR to be a significant indication of our financial performance and available capital resources. Because of large depreciation and other charges relating to our ski areas, it is difficult for management to fully and accurately evaluate our financial results and available capital resources using net income. Management believes that by providing investors with Reported EBITDAR, investors will have a clearer understanding of our financial performance and cash flow because Reported EBITDAR: (i) is widely used in the ski industry to measure a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary by company primarily based upon the structure or existence of their financing; (ii) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and (iii) is used by our management for various purposes, including as a measure of performance of our operating entities and as a basis for planning.

Items excluded from Reported EBITDAR are significant components in understanding and assessing financial performance or liquidity. Reported EBITDAR should not be considered in isolation or as alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Reported EBITDAR is not a measurement determined in accordance with GAAP and is susceptible to varying calculations, Reported EBITDAR as presented may not be comparable to other similarly titled measures of other companies.

The following table includes a reconciliation of Reported EBITDAR to net income (loss) (in thousands):

	Nine Months
	ended January 31,		Year ended April 30,
	2011	2010	2010	2009	2008

Net income (loss)	$(4,763)	$(9,426)	$2,833	$(492)	$(3,117)
Interest expense, net	8,472	8,440	11,370	10,818	9,510
Depreciation and amortization	5,983	5,663	7,545	6,813	6,478
Land and building rent	1,446	1,428	1,858	1,835	1,815
Investment income	(242)	(76)	(98)	(269)	(323)
Gain on sale/leaseback	(250)	(250)	(333)	(333)	(333)
Gain on acquisition	(409)	—	—	—	—
Other	—	—	—	176	—

Reported EBITDAR	$10,237	$5,779	$23,175	$18,548	$14,030

(5) Capital expenditures exclude the Wildcat Mountain acquisition in the nine months ended January 31, 2011.

(6) Cash excludes restricted cash.

(7) Total debt includes current and long-term maturities of long-term debt and capital lease obligations.

(8) Effective in October 2010, we acquired substantially all of the assets and business of Wildcat Mountain ski resort. We have included Wildcat Mountain’s results of operations in our financial statements since the date of acquisition.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate all of the information in this Prospectus, including the risks and uncertainties described below, which we believe describe the most significant risks of an investment in our common stock, before making a decision to invest in our common stock. The occurrence of any of the following risks and uncertainties could harm our business, financial condition, results of operations or growth prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to the Company

Our business is vulnerable to the risk of unseasonably warm weather conditions and skier perceptions of weather conditions.

The ability to attract visitors to our resorts is influenced by weather conditions and by the number of cold weather days during the ski season. Unseasonably warm weather can adversely affect skier visits and our revenue and profits. For example, warm weather may result in inadequate natural snowfall and render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Also, the early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall season. There is no way for us to predict future weather patterns or the impact that weather patterns may have on our results of operations or visitation.

Our business is highly seasonal and the occurrence of certain events during our peak times could have a negative effect on our revenues.

Our resort operations are highly seasonal. Although the air temperatures and timing and amount of snowfall can influence the number and type of skier visits, the majority of the skier visits are from mid-December to the end of March. Accordingly, during the past three fiscal years, we generated approximately 90% of our revenues during the third and fourth fiscal quarters. In addition, throughout our peak quarters, we generate the highest revenues on weekends and during three major holiday periods: Christmas, Dr. Martin Luther King, Jr. Day and Presidents Day. During the 2009/2010 ski season, we generated 33% of our revenues on weekends and 29% of our revenues during these three major holiday periods. Our resorts typically experience operating losses and negative cash flows during the first and second quarters of each fiscal year, as a result of the seasonality of our business. Operating results for any three-month period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year.

A high degree of seasonality in our revenues and our dependence on weekends and the three major ski holidays increases the impact of certain events on our operating results. Adverse weather conditions, equipment failures, and other developments of even moderate or limited duration occurring during these peak business periods could significantly reduce our revenues.

We compete with other leisure activities and ski areas, which makes maintaining our customer base difficult.

The skiing industry is highly competitive and capital intensive. Our ski resorts located in the Northeastern United States, such as Mount Snow, Attitash and Wildcat Mountain, and those located in the Southeastern United States (which includes Pennsylvania for purposes of ski industry statistics), such as Jack Frost and Big Boulder, compete against other ski areas in their markets for both day skiers and extended travel skiers. Our competitive position depends on a number of factors, such as the quality and coverage of snowmaking operations, resort size, the attractiveness of terrain, lift ticket prices, prevailing weather conditions, the appeal of related services and resort reputation. Some of our competitors have stronger competitive positions in respect of one or more of these factors, which may adversely affect our ability to maintain or grow our customer base.

We believe that while our Midwestern United States ski resorts face only limited competition from other ski resorts in the area, our competitors in the Midwest primarily include other recreation resorts, including warm weather resorts and various alternative leisure activities. Our resorts in the Northeastern and Southeastern United States face similar competition, in addition to the competition outlined above. Our ability to maintain our levels of skier visits depends on, among other things, weather conditions, costs of lift tickets and related skier services relative to the costs of other leisure activities and our ability to attract people interested in recreational sports.

The leases for the land underlying Jack Frost and Big Boulder may be terminated by the landlord and if terminated, would eliminate revenues from these resorts.

We do not own the land underlying the Jack Frost and Big Boulder resorts. We have entered into a lease with Big Boulder Corporation and a lease with Blue Ridge Real Estate Company, both of which terminate on December 1, 2033. The terms of the leases provide that the landlord has a right to terminate the leases at any time, upon the payment of approximately $500,000 plus the net book value of the assets relating to the property. If these leases are terminated, we would not be able to operate Jack Frost and Big Boulder, and therefore, the revenues generated by these resorts would be eliminated. Jack Frost and Big Boulder generated 7% and 6% of our consolidated revenues for the fiscal year ended April 30, 2010, respectively.

We may engage in acquisitions that could harm our business, operating results or financial condition.

A key component of our business strategy is to identify and acquire properties that are complementary to our core business. We continually evaluate potential acquisitions and intend to actively pursue acquisition opportunities, some of which could be significant. For example, our acquisition of Mount Snow in 2007 involved the addition of property and operations that made up 26% of our revenues during the 2007 ski season. Our failure to merge the Mount Snow operations with our existing operations and effectively manage the additional large-scale property would have had a material negative effect on our results of operations.

We cannot make assurances that we will be able to successfully integrate and manage acquired properties and businesses and increase our profits from these operations. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of the integrations may be further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management’s attention from daily operations of the business, potential loss of key employees and customers of the acquired business, the potential for deficiencies in internal controls at the acquired business, performance problems with the acquired business’ technology, exposure to unanticipated liabilities of the acquired business, insufficient revenues to offset increased expenses associated with the acquisition, and our ability to achieve the growth prospects and synergies expected from any such acquisition. Even when an acquired business has already developed and marketed products and services, there can be no assurance that product or service enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.

Future acquisitions may also cause us to assume liabilities, record goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets and increase our expenses and working capital requirements, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operating results.

We are subject to extensive environmental laws and regulations in the ordinary course of business.

Our operations are subject to a variety of federal, state and local environmental laws and regulations, including those relating to emissions to the air; discharges to water; storage, treatment and disposal of wastes; land use; remediation of contaminated sites; and protection of natural resources such as wetlands. For example, future expansions of certain of our ski facilities must comply with applicable forest plans approved under the National Forest Management Act or local zoning requirements. In addition, most projects to improve, upgrade or expand our ski areas are subject to environmental review under the National Environmental Policy Act. Both acts require that the United States Forest Service study any proposal for potential environmental impacts and include in its analysis various alternatives. Our ski area improvement proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project.

Our facilities are subject to risks associated with mold and other indoor building contaminants. From time to time our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements.

We believe our operations are in substantial compliance with applicable material environmental, health and safety requirements. However, our efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now own or lease and operate, or formerly owned, leased or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement.

The loss of our key executive officers would harm our business.

Our success depends to a significant extent upon the performance and continued service of our key management team which includes Timothy Boyd, our president and principal executive officer, Stephen Mueller, our vice president and principal financial and accounting officer, and Richard Deutsch, our vice president in charge of business and real estate development. The loss of the services of this management team could have a material adverse effect on our business and operations because of Messers. Boyd’s, Mueller’s and Deutsch’s specific and unique knowledge of operating multiple ski resorts, including day ski areas and overnight drive ski areas.

Failure to maintain the integrity of guest data could result in damage to our reputation and/or subject us to costs, fines or lawsuits.

We collect personally identifiable information relating to our guests for various business purposes, including marketing and promotional purposes. The integrity and privacy of our guest’s information is important to us, and our guests have a high expectation that we will adequately protect their personal information. The regulatory environment governing privacy laws is increasingly demanding, and privacy laws continue to evolve and, on occasion, may be inconsistent from one jurisdiction to another. Maintaining compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests. Furthermore, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us), a breach of security on systems storing our guest data, a loss of guest data or fraudulent use of guest data could adversely impact our reputation or result in fines or other damages and litigation.

Our business requires significant capital expenditures to both maintain and improve our ski areas and expand our business through acquisitions. The lack of available funds for these capital expenditures could have a material adverse effect on our operating strategy.

Sustaining our successful financial performance depends, in part, on our ability to maintain and improve the quality of our facilities, products, and management resources (either directly or through third parties). Although we believe that capital expenditures above maintenance levels can be deferred to address cash flow or other constraints, these expenditures cannot be deferred for extended periods without adversely affecting our competitive position and financial performance. To the extent that we are unable to obtain the funds to do so with cash generated from operating activities, or from borrowed funds or additional equity investments, our financial condition and results of operations could be affected.

Historically, a key element of our strategy has been attracting additional skiers through investment in on-mountain capital improvements. These improvements are capital intensive and a lack of available funds for capital expenditures could have a material adverse effect on our ability to implement our operating strategy. We intend to finance resort capital improvements through internally generated funds and proceeds from the offering of debt and equity. There can be no assurance that sufficient funds will be available to fund these capital improvements or that these capital improvements will sustain our customer base, attract additional skiers or generate additional revenues.

Future acquisitions may require additional debt or equity financing, which in the case of debt financing, will increase our leverage and, in the case of equity financing, would be dilutive to our existing stockholders. Any decline in our perceived credit-worthiness associated with an acquisition could adversely affect our ability to borrow and result in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic transactions in the future to the same extent as in the past, or at all. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

The high fixed cost structure of ski resort operations can result in significantly lower margins if revenues decline.

The cost structure of ski resort operations has a significant fixed component with variable expenses including, but not limited to, resort related fees, credit card fees, retail/rental cost of sales and labor, ski school labor and dining operations. Any material declines in the economy, elevated geopolitical uncertainties and/or significant changes in historical snowfall patterns, as well as other risk factors discussed herein, could adversely affect revenue. As such, our margins, profits and cash flows may be materially reduced due to declines in revenue given our relatively high fixed cost structure. In addition, increases in wages and other labor costs, energy, healthcare, insurance, transportation, fuel, and other expenses included in our fixed cost structure may also reduce our margin, profits and cash flows.

We may be unable to further develop our Mount Snow property if we are unable to obtain approval under Vermont’s Act 250.

We have plans to further develop our resort at Mount Snow. Such plans are subject to approval by the Vermont District Environmental Commission under Vermont’s Act 250, the Land Use and Development Act. Our master plan is currently in the approval process, but we will also need to submit applications for the construction phases after the master plan has been approved. Our master plan contemplates the redevelopment of skier service buildings, parking lots and ski-in/ski-out real estate. Failure to obtain approval at any stage of the process could cause a delay of such plans or prevent us from executing such redevelopment plans that we expect will enhance a skier’s experience at Mount Snow.

A significant portion of our ski resorts are operated under leases or Forest Service permits.

We lease a significant portion of the land underlying certain of our ski resorts or use them pursuant to renewable permits or licenses. If any of these arrangements were terminated or not renewed on expiration, or renewed on terms materially less favorable to us, our ability to possess and use the land would be impaired.

A substantial portion of the skiable terrain at our Attitash, Mount Snow and Wildcat Mountain resorts is federal land that is used under the terms of permits with the United States Forest Service. The permits give the United States Forest Service the right to review and comment on the location, design, and construction of improvements in the permit area and on certain other operational matters. The permits can also be terminated or modified by the United States Forest Service for specific compelling reasons or in the event we fail to perform any of our obligations under the permits. Otherwise, the permits may be renewed. A termination or modification of any of our permits could have a material adverse affect on our results of operations. Currently, our permits expire as follows:

Ski Area	Special Use Permit Expiration Date
Attitash	April 4, 2047
Mount Snow	April 4, 2047
Wildcat Mountain	November 18, 2050

Additionally, we lease some or all of our property at Paoli Peaks, Crotched Mountain, Mad River, Jack Frost and Big Boulder from third parties. Our lease at Paoli Peaks terminates in 2078, our lease at Crotched Mountain terminates in 2053 (though we have 10 options to extend the lease for additional periods of 15 years each), and our lease at Mad River terminates in 2026. Currently, the leases for our Jack Frost and Big Boulder resorts provide that the lessor has a right to terminate the leases at any time, upon the payment of certain fees. A termination of any of these leases could negatively impact our results of operations.

We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

We depend on the use of information technology and systems, including technology and systems used for central reservations, point of sale, procurement and administration. We must continuously improve and upgrade our systems and infrastructure to offer enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure. Our future success also depends on our ability to adapt our infrastructure to meet rapidly evolving consumer trends and demands and to respond to competitive service and product offerings.

In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. Delays or difficulties in implementing new or enhanced systems may keep us from achieving the desired results in a timely manner, to the extent anticipated, or at all. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and could decrease our quality of service that we offer to our guests. Also, we may be unable to devote financial resources to new technologies and systems in the future. If any of these events occur, our business and financial performance could suffer.

We currently rely on one lender and its affiliates as a source for financing and credit.

We have historically relied on one lender and its affiliates, Entertainment Properties Trust, Inc. (“EPT”), for substantially all of our financing and credit needs, including financing relating to our resort acquisitions. EPT is an entertainment, entertainment-related, recreation and specialty real estate company with its common stock listed on the New York Stock Exchange under the symbol “EPR”. In the event EPT is not available to extend us credit, we may not be able to obtain financing on terms as favorable to us as those under our arrangements with EPT. As a result, we may be subject to more stringent financial covenants and higher interest rates.

We depend on a seasonal workforce.

Our mountain and lodging operations are highly dependent on a large seasonal workforce. We recruit year-round to fill thousands of seasonal staffing needs each season and work to manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. We cannot guarantee that material increases in the cost of securing our seasonal workforce will not be necessary in the future. Furthermore, we cannot guarantee that we will be able to recruit and hire adequate seasonal personnel as the business requires. Increased seasonal wages or an inadequate workforce could have an adverse impact on our results of operations.

We are subject to litigation in the ordinary course of business because of the nature of our business.

The safety of guests and employees is a major concern and focus for all managers and employees of the Company. By the nature of our activities, we are exposed to the risk that guests or employees may be involved in accidents during the use, operation or maintenance of ski lifts, rides and other resort facilities. As a result, we are, from time to time, subject to various asserted or unasserted legal proceedings and claims. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management’s attention and resources. While we believe we have adequate insurance coverage and/or accrue for loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and our results of operations.

If we fail to manage future growth effectively, our business could be harmed.

We have experienced, and expect to continue to experience, rapid growth. This growth has placed significant demands on our management, operational and financial infrastructure. To manage growth effectively, we must continue to improve and enhance our managerial, operational and financial controls, train and manage our employees, and expand our employee base. We must also manage new and existing relationships with vendors, business partners and other third parties. These activities will require significant expenditures and allocation of valuable management resources. If we fail to maintain the efficiency of our organization as we grow, our profit margins may decrease, and we may be unable to achieve our business objectives.

A disruption in our water supply would impact our snowmaking capabilities and impact our operations.

Our operations are heavily dependent upon our access to adequate supplies of water with which to make snow and otherwise conduct our operations. Our resorts in New Hampshire and Vermont are subject to state laws and regulations regarding our use of water. There can be no assurance that applicable laws and regulations will not change in a manner that could have an adverse effect on our operations, or that important permits, licenses, or agreements will not be canceled or will be renewed on terms as favorable as the current terms. Any failure to have access to adequate water supplies to support our current operations and anticipated expansion would have a material adverse effect on our financial condition and results of operations.

Our lender has an option to purchase, or assume our leases relating to, certain of our ski areas. If our lender exercises this option, we would incur significant tax obligations.

On October 30, 2007, we entered into an Option Agreement with EPT Ski Properties, Inc., a subsidiary of our lender, EPT, pursuant to which EPT Ski Properties, Inc. has the option to a) purchase Hidden Valley, Snow Creek, Brandywine, Boston Mills and the portion of Paoli Peaks that we own, at the prices set forth in the Option Agreement, and b) assume our leases relating to Big Boulder, Jack Frost and the portion of Paoli Peaks that we lease. According to the terms of the Option Agreement, EPT Ski Properties, Inc. may exercise its option relating to one or more properties on or after April 11, 2011 until we satisfy our obligations under the Amended and Restated Credit and Security Agreement among certain of our subsidiaries and EPT Ski Properties, Inc., dated as of October 30, 2007, as amended. If EPT Ski Properties, Inc. exercises its option with respect to any of the properties, it is required under the Option Agreement to immediately lease or sublease such properties back to us on substantially the same terms as the existing financing or lease arrangements relating to the properties.

Over the years, we have depreciated the value of these properties pursuant to applicable accounting rules, and as such, we have a low basis in the properties. As a result, we will realize significant gains on the sale of the properties to EPT Ski Properties, Inc. if the option is exercised. We will be required to pay capital gains tax on the difference between the purchase price of the properties and the tax basis in the properties, which we expect to be a substantial cost.

We are structured as a holding company and have no assets other than the common stock of our subsidiaries.

We are a holding company and we do not currently have any material assets other than the common stock we own in our direct and indirect subsidiaries. Our working capital needs are dependent, in part, upon the receipt of dividends and other distributions from our subsidiaries. Certain laws may restrict or limit such payments to us by our subsidiaries, in which case we may need to seek other sources of funding.

A natural disaster could damage our property and reduce the number of guests who visit our resorts.

A severe natural disaster, such as a forest fire, flood or landslide, may interrupt our operations, damage our properties and reduce the number of guests who visit our resorts in affected areas. Damage to our properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of repair or the expense of the interruption to our business. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to our affected properties to decrease for an indefinite period. The ability to attract visitors to our resorts is also influenced by the aesthetics and natural beauty of the outdoor environment where our resorts are located. A severe forest fire or other severe impacts from naturally occurring events could negatively impact the natural beauty of our resorts and have a long-term negative impact on our overall guest visitation as it would take several years for the environment to recover.

Risks Related to this Offering and Ownership of Our Common Stock

An active, liquid trading market for our common stock may not develop.

Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market on the NASDAQ Global Market or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

Our stock price may change significantly following the offering, and you could lose all or part of your investment as a result.

We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all due to a number of factors such as those listed in “— Risks Related to the Company” and the following, some of which are beyond our control:

•	quarterly variations in our results of operations;

•	results of operations that vary from those of our competitors;

•	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	announcements by third parties of significant claims or proceedings against us;

•	future sales of our common stock; and

•	changes in investor sentiment toward the stock of ski resort and recreational services companies in general.

Furthermore, the stock market has recently experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could be a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

Requirements associated with being a public company will increase our costs, as well as divert Company resources and management’s attention, and may affect our ability to attract and retain qualified board members and executive officers.

Prior to this offering, we have not been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) or the other rules and regulations of the SEC or any securities exchange relating to public companies. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. Our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting when we become an “accelerated filer” as defined in Rule 12b-2 of the Exchange Act.

We are working with our legal, independent accounting, and financial advisors to identify those areas in which changes or enhancements should be made to our financial and management control systems to manage our growth and obligations as a public company. Some such areas include corporate governance, corporate control, internal audit, disclosure controls and procedures, and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to prepare adequately for becoming a public company could be material.

Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the impact that our management’s attention to these matters will have on our business. In addition, the changes we make may not be sufficient to satisfy our obligations as a public company on a timely basis or at all.

In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees and our executive team.

Our principal stockholders may exert substantial influence over us and may exercise their control in a manner adverse to your interests.

We expect that upon completion of this offering, Timothy D. Boyd, Stephen J. Mueller and Richard Deutsch, three of our named executive officers, along with three of Mr. Boyd’s siblings will own, together, a majority of our outstanding stock. Because a limited number of persons may exert substantial influence over us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests.

Future sales of our common stock may cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on • shares of common stock outstanding as of • , upon completion of this offering, we will have • shares of common stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market, except for any shares held by our affiliates as defined in Rule 144 of the Securities Act.

We, our directors and executive officers and substantially all of our stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock for a period of 180 days from the date of this Prospectus, which may be extended upon the occurrence of specified events, except with the prior written consent of Rodman & Renshaw, LLC. Rodman & Renshaw, LLC, in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

After the expiration of the lock-up agreements and other contractual restrictions that prohibit transfers for at least 180 days after the date of this Prospectus, up to • restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144. Of these restricted securities, approximately • shares will be available for sale approximately • days after the date of this Prospectus subject to volume or other limits under Rule 144.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities analysts may elect not to provide research coverage of our common stock. This lack of research coverage could adversely affect the price of our common stock. We do not have any control over these reports or analysts. If any of the analysts who cover our Company downgrades our stock, or if our operating results do not meet the analysts’ expectations, our stock price could decline. Moreover, if any of these analysts ceases coverage of our Company or fails to publish regular reports on our business, we could lose visibility in the financial markets, which in turn could cause our stock price and trading volume to decline.

You will experience immediate and substantial dilution in the book value of your common stock as a result of this offering.

The initial public offering price of our common stock is considerably more than the pro forma, net tangible book value per share of our outstanding common stock. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing common stock in this offering will incur immediate dilution of $ •  in pro forma, net tangible book value per share of common stock, based on the assumed initial public offering price of $ •  per share which is the midpoint of the price range listed on the front cover page of this Prospectus. In addition, following this offering, purchasers in the offering will have contributed • % of the total consideration paid by our stockholders to purchase shares of common stock. For a further description of the dilution that you will experience immediately after this offering, see the section of this Prospectus entitled “Dilution.” In addition, if we raise funds by issuing additional securities, the newly-issued shares will further dilute your percentage ownership of our Company.

Our management will have broad discretion over the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on their judgment regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to repay existing debt and for general working capital purposes. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

We have anti-takeover provisions in our organizational documents that may discourage a change of control.

Certain provisions of our amended and restated articles of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

These provisions provide for, among other things:

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

•	certain limitations on convening special stockholder meetings;

•	the removal of directors only for cause by our board of directors or upon the affirmative vote of holders of at least 66-2/3% of the shares of common stock entitled to vote generally in the election of directors; and

•	that the amended and restated bylaws may only be amended by our board of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire our Company, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included in this Prospectus, including statements regarding our future financial position, economic performance, results of operations, business strategy, budgets, projected costs, plans and objectives of management for future operations, and the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “continue” or similar terminology, although not all forward-looking statements contain these words. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this Prospectus. Important factors that could cause actual results to differ materially from our expectations include, among others (including the factors described in the section entitled “Risk Factors” in this Prospectus):

•	unfavorable weather conditions;
•	seasonality of operations;
•	competition;
•	continuation of our property leases;
•	future acquisitions;
•	environmental regulations;
•	maintenance of private guest information;
•	capital expenditures;
•	development of Mount Snow land;
•	continuation of forest service permits;
•	dependence on our lender;
•	litigation; and
•	disruption in our water supply.

You should also refer to the section of this Prospectus entitled “Risk Factors” for a discussion of factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may prove to be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time-frame, or at all.

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this Prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you.

CORPORATE ORGANIZATIONAL STRUCTURE

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $ •  million from the sale of • shares of our common stock in this offering, assuming an initial public offering price of $ •  per share, the mid-point of the estimated price range set forth on the cover page of this Prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $ •  million of the net proceeds from this offering for repayment of a portion of the outstanding debt relating to the development of our Mount Snow ski area. On April 4, 2007, we and our subsidiary Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available under such loan to $41.0 million. The outstanding balance under this promissory note accrues interest at a rate of 10.00% annually.

The remaining proceeds will be used for working capital and general corporate purposes.

Pending these uses, we plan to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest bearing investment grade securities. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available.

DIVIDEND POLICY

We intend to pay dividends on our common stock quarterly, subject to the availability of funds during the quarterly periods. Any decision to pay dividends, however, is at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, level of indebtedness, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our existing debt agreements and may be further limited by the terms of any future debt or preferred securities.

CAPITALIZATION

The following table sets forth our capitalization as of January 31, 2011:

•	on an actual basis;

•	on a pro forma basis to reflect the Company’s C-corporation election, which will be effected prior to this offering;

•	on a pro forma basis to reflect the Company’s C-corporation election and an assumed 175 for 1 stock split; and

•	on a pro forma as adjusted basis to reflect the pro forma adjustments reflected above and the sale in this offering of • shares of common stock at an assumed initial offering price of • per share, which is the mid-point of the range listed on the cover of this Prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with our consolidated financial statements and related notes, “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this Prospectus.

	(in millions)
	As of January 31, 2011
	(unaudited)
			Pro Forma	Pro Forma
		Pro Forma	C-corporation	C-corporation
		C-corporation	Election and	Election, Stock Split
	Adjusted	Election	Stock Split	and Offering

Cash and cash equivalents	$23.9			$

Debt:
Current portion of long-term debt	$1.0			$
Long-term debt, less current portion	141.0

	142.0

Stockholders’ Equity[1]
Common Stock, $0.01 par value; 20,000,000 shares authorized, 7,832,475[2] shares issued, actual, 6,969,200 shares issued and outstanding, pro forma	-
Additional paid-in capital	0.4
Retained earnings	8.2

	8.6
Less shares in treasury, 863,275[2] shares	0.5

	8.1

Total capitalization	$150.1			$

(1)	In connection with the initial public offering of our common stock, we have adopted Amended and Restated Articles of Incorporation. Pursuant to the Amended and Restated Articles of Incorporation, we have 20,000,000 shares of common stock authorized for issuance, par value $0.01 per share.

(2)	Pro forma adjustment assuming 175 for 1 stock split.

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of • was approximately $ •  million, or $ •  per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding as of •  after giving effect to an assumed 175 for 1 stock split as if it had occurred prior to January 31, 2011.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of shares of common stock in this offering at the initial public offering price of $ •  per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and after giving effect to estimates of certain expenses that we expect to be reimbursed, our pro forma as adjusted net tangible book value as of • would have been $ •  million, or $ •  per share. This represents an immediate increase in net tangible book value of $ •  per share to existing stockholders and an immediate dilution in net tangible book value of $ •  per share to investors purchasing common stock in this offering, as illustrated by the following table:

Initial public offering price per share	$
Pro forma net tangible book value per share prior to this offering as of •, 2011	$
Increase in net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution in net tangible book value per share to new stockholders	$

The following table summarizes, on the same pro forma basis as of • , the differences between the existing stockholders and the new stockholders in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price per share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The calculations, with respect to shares purchased by new investors in this offering, reflect an assumed initial public offering price of $ •  per share, the midpoint of the price range set forth on the front cover page of this Prospectus.

	Shares Purchased	Total Consideration	Average Price Per Share
Existing stockholders
New investors
Total

The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of •  which assumes no exercise of the underwriters’ over-allotment option. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to • % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to •  shares or • % of the total number of shares of common stock to be outstanding after this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Effective with the fiscal year ended April 30, 2007, we changed our fiscal year end from March 31 to April 30. As a result, our fiscal year ended April 30, 2007 consists of 13 months. The following tables set forth our selected historical consolidated financial data for the fiscal years ended April 30, 2010, 2009 and 2008; the fiscal period ended April 30, 2007; and the fiscal year ended March 31, 2006. The selected historical financial data for the fiscal years ended April 30, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of April 30, 2009 and 2010 has been derived from our audited consolidated financial statements included elsewhere in this Prospectus. The selected historical financial data for the fiscal period ended April 30, 2007 and the fiscal year ended March 31, 2006 and the selected consolidated balance sheet data as of April 30, 2007 and March 31, 2006 has been derived from our audited consolidated financial statements not included in this Prospectus, which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data.

The following table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this Prospectus.

The data presented below are in thousands, except for diluted net income per share attributed to Peak Resorts, Inc. and the effective ticket price (“ETP”) amounts.

				(Unaudited)
				Twelve
	Year Ended			Months		Period Ended	Year Ended
		April 30,		Ended	April 30,	April 30,	March 31,
	2010(1)	2009	2008	April 30, 2007	2006	2007(1)(2)	2006

Revenues	$89,846	$84,293	$ 84,817	$49,668	$40	$ 49,708	$ 32,045
Operating expense	66,672	65,745	70,787	37,228	1,063	38,291	23,717
Depreciation and amortization	7,545	6,813	6,478	3,869	273	4,142	3,812
Land and building rent	1,858	1,835	1,815	1,595	124	1,719	577
Interest expense, net	11,370	10,818	9,510	4,196	168	4,364	1,972
Gain on sale/leaseback	333	333	333	333	28	361	122
Other (expense)	—	(176)	—	—	—	—	—
Investment income	98	269	323	119	6	125	43
Income (loss) before income taxes(3)	2,833	(492)	(3,117)	3,232	(1,554)	1,678	2,132
Net income (loss)(4)	$ 2,833	$ (492)	$ (3,117)	6,961	(1,554)	$ 5,407	$ 2,132
Basic and diluted earnings (loss) per share	$ 71.14	$ (12.36)	$ (78.27)	174.79	(39.02)	$ 135.77	$ 53.54
Other Data:
Operations:
Skier visits(5)	1,669	1,543	1,628	1,349	—	1,349	1,513
ETP(6)	$ 27.82	$ 28.16	$ 26.38	$27.46	N/A	$ 27.46	$ 25.22
Other Balance Sheet Data:
Cash and cash equivalents(7)	$ 19,508	$ 10,937	$ 11,233	N/A	N/A	$ 9,498	$ 7,681
Total assets	$ 170,254	$ 161,088	$ 152,984	N/A	N/A	$136,342	$ 45,877
Long-term debt and capitalized lease obligations (including long-term debt due within one year)	$ 138,621	$ 134,856	$ 124,978	N/A	N/A	$ 104,934	$ 25,405
Net debt(8)	$ 119,113	$ 123,919	$ 113,746	N/A	N/A	$ 95,436	$ 17,724
Total stockholders’ equity	$13,733	$11,109	$11,889	N/A	N/A	$15,140	$10,147

(1)	We made two acquisitions which impact the comparability from fiscal year 2006 through fiscal year 2010. During the period ended April 30, 2007, we acquired Mount Snow, Ltd. (Mount Snow Ski Resort) and

L.B.O. Holding, Inc. (Attitash Ski Resort). The results of operations of these acquisitions have been included in our financial statements since the date of acquisition.
(2)	We changed our fiscal year end from March 31 to April 30 effective with the fiscal year ended April 30, 2007. The period ended April 30, 2007 is comprised of 13 months.
(3)	The Company is an S-corporation for federal and state income tax purposes. As a result we did not have a provision for income taxes, except in fiscal 2007 when we wrote off our deferred income taxes as noted below.
(4)	The deferred income taxes recorded by Mount Snow, Ltd. and L.B.O Holding, Inc. were written off when they were approved as qualified S-corporations.
(5)	A skier visit represents a person utilizing a ticket or pass to access a mountain resort for any part of one day and includes both paid and complimentary access.
(6)	ETP is calculated by dividing lift ticket revenue by total skier visits during the respective periods.
(7)	Cash and cash equivalents excludes restricted cash.
(8)	Net debt is defined as long-term debt and capital lease obligations plus long-term debt and capital lease obligations due within one year less cash and cash equivalents.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes related thereto included with this Prospectus. To the extent that the following Management’s Discussion and Analysis contains statements which are not of a historical nature, such statements involve risks and uncertainties. These risks include, but are not limited to, those discussed in the “Risk Factors” section on page 7 of this Prospectus. The following discussion and analysis should be read in conjunction with the Forward-Looking Statements and the risk factors, each included in this Prospectus.

Overview

We own or lease and operate 12 ski areas throughout the Midwest, Northeast and Southeast United States. Our ski areas, which include both day ski areas and overnight drive ski areas, offer snow skiing, snowboarding and other snow sports to an average of 1.5 million skiers every year.

The Company and its subsidiaries operate in a single business segment – ski resort operations. The consolidated financial data for our fiscal years ended April 30, 2010, 2009 and 2008, and the nine months ended January 31, 2010 presented in this Prospectus is comprised of the data of 11 of our ski areas, which includes all but Wildcat Mountain, as it was acquired after the end of the last fiscal year. The consolidated financial data for the nine months ended January 31, 2011 includes the data for all 12 of our ski areas. Also included in the financial information presented are ancillary services, primarily food and beverage services, ski equipment rental, ski school, hotel/lodging and retail.

The opening and closing dates of our ski areas are dependent upon weather conditions, but our peak ski season generally runs from early December to mid-April. The following table illustrates the opening and closing dates for the 2007 through 2011 ski seasons for our 12 ski areas:

	2007/2008 Open/Close	2008/2009 Open/Close	2009/2010 Open/Close	2010/2011 Open/Close
Ski Area	Dates	Dates	Dates	Dates
Attitash	November 18, 2007 / April 13, 2008	November 22, 2008 / March 30, 2009	December 12, 2009 / March 28, 2010	December 11, 2010 / April 3, 2011
Big Boulder	November 10, 2007 / April 13, 2008	November 21, 2008 / April 5, 2009	December 6, 2009 / April 4, 2009	November 29, 2010 / April 10, 2011
Boston Mills	December 7, 2007 / March 23, 2008	December 12, 2008 / March 14, 2009	December 12, 2009 / March 20, 2010	December 10, 2010 / March 14, 2011
Brandywine	December 22, 2007 / March 16, 2008	December 20, 2008 / March 1, 2009	December 19, 2009 / March 20, 2010	December 11, 2010 / March 13, 2011
Crotched Mountain	November 30, 2007 / March 30, 2008	November 22, 2008 / March 29, 2009	December 11, 2009 / March 28, 2010	December 4, 2010 / April 3, 2011
Hidden Valley	December 26, 2007 / March 9, 2008	December 20, 2008 / March 8, 2009	December 12, 2009 / March 7, 2010	December 18, 2010 / February 27, 2011
Jack Frost	December 8, 2007 / March 23, 2008	December 13, 2008 / March 22, 2009	December 12, 2009 / March 21, 2010	December 11, 2010 / March 13, 2011
Mad River	December 7, 2007 / March 23, 2008	December 12, 2008 / March 8, 2009	December 11, 2009 / March 7, 2010	December 10, 2010 / March 6, 2011
Mount Snow	November 10, 2007 / April 27, 2008	November 22, 2008 / April 19, 2009	December 7, 2009 / April 11, 2010	November 25, 2010 / open
Paoli Peaks	December 25, 2007 / March 9, 2008	December 20, 2008 / March 7, 2009	December 12, 2009 / March 7, 2010	December 7, 2010 / February 27, 2011
Snow Creek	December 15, 2007 / March 16, 2008	December 13, 2008 / March 8, 2009	December 12, 2009 / March 7, 2010	December 11, 2010 / March 6, 2011
Wildcat Mountain	November 30, 2007 / April 27, 2008	November 28, 2008 / April 20, 2009	December 11, 2009 / April 19, 2010	December 11, 2010 / open

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 52%, 52% and 51% of net revenue for fiscal 2010, 2009 and 2008, respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and the pricing of these items. Most of our season pass products are sold before the start of the ski season. Season pass revenue, although collected prior to the ski season, is recognized in the consolidated statement of earnings (loss) over the ski season based upon the estimated length of the season. For the 2009/2010, 2008/2009 and 2007/2008 ski seasons, approximately 26.3%, 27.7% and 25.6%, respectively, of total lift revenue recognized was comprised of season pass revenue.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor, power and utilities. As such, profit margins can fluctuate based on the level of revenues.

Seasonality and Quarterly Results

Our resort operations are seasonal in nature. In particular, revenue and profits for our operations are substantially lower and historically result in losses from late spring to late fall, which occur during our first and second fiscal quarters. Revenue and profits generated by our summer golf operations are not sufficient to fully offset our off-season losses from our operations. During fiscal 2010, 90% of resort revenues were recognized in the third and fourth fiscal quarters. Therefore, the operating results for any interim period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full year.

Recent Trends

Despite the recent economic recession, we experienced improved operating results as a result of price increases and increased skier visits, generally. Though we experienced fewer skier visits in fiscal 2009, results improved primarily because of expense reductions. However, uncertainties still exist surrounding the strength and duration of the general economic climate, and as such, we cannot predict whether our favorable trends will continue and what impact the economy will have on our future operations.

The timing and duration of favorable weather can have an impact on our revenues in regards to the timing and number of skier visits. Though the amount of snowfall early in the ski season does encourage skier visits, all of our ski areas have snowmaking capabilities in the event that the natural snowfall is insufficient. Cold weather, however, is essential to a successful ski season. The weather was favorable during the 2009/2010 ski season, but there is no way to predict favorable weather conditions in the future. We sell season passes prior to the start of the ski season to help mitigate any negative effects that unfavorable weather may have on our revenues. During the last two ski seasons, we have had an increase in the preseason sales of season passes. There can be no assurance that future preseason pass sales will be similar to historical trends.

We have increased the prices of most of our lift tickets, passes and certain other products and services in each of the last two seasons. There can be no assurance that we will be able to increase prices in the future or the impact that pricing increases may have on visitation or revenue.

Effective October 20, 2010, we acquired Wildcat Mountain Ski Area through the purchase of the assets of Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp. for a total of approximately $5 million. Wildcat Mountain is located in northern New Hampshire and serves the New Hampshire, Boston, Massachusetts and Rhode Island markets. Wildcat Mountain is located in close proximity to the Attitash ski area and gives our skiers the opportunity to use the same lift tickets and season passes for both Wildcat Mountain and Attitash, thus providing our visitors with more ski choices and opportunities. The results of operations of Wildcat Mountain are included in our consolidated results of operations from the effective date of the acquisition, October 20, 2010, forward. Our acquisition of Wildcat Mountain has not had a significant impact on our overall results of operations.

In March 2011, we entered into an agreement to replace Mount Snow’s Summit Local triple chair lift with a new Leitner Poma high-speed detachable six-passenger bubble chair lift. We expect that the new lift will reduce the ride time of the current lift by nearly half. In addition, the new lift’s bubble chairs provide shelter from inclement weather and the convenience of ski-on ski-off loading and unloading.

Results of Operations

Summary

Our operating results for fiscal 2010, fiscal 2009 and fiscal 2008 and for the nine months ended January 31, 2011 and 2010 are presented by category as follows (dollars in thousands):

			Percent
	Nine Months Ended		Increase/				Percent
	January 31,		(Decrease)	Year ended April 30,			Increase/(Decrease)
	2011	2010	2011/2010	2010	2009	2008	2010/2009	2009/2008

Revenue:
Lift tickets	$28,369	$23,755	19.4%	$46,419	$43,447	$42,937	6.8%	1.2%
Food and beverage	9,288	8,155	13.9%	14,023	12,870	13,205	9.0%	-2.5%
Rental	5,097	4,299	18.5%	8,040	6,986	7,294	15.1%	-4.2%
Ski school	3,775	3,240	16.5%	6,179	5,688	5,197	8.6%	9.5%
Hotel/lodging	3,898	3,668	6.3%	5,535	5,682	5,788	-2.6%	-1.8%
Retail	2,768	2,384	16.1%	4,084	3,897	4,030	4.8%	-3.3%
Other	4,571	4,470	2.2%	5,565	5,723	6,366	-2.8%	-10.1%

Total revenue	57,766	49,971	15.6%	89,845	84,293	84,817	6.6%	-0.6%
Operating expense:
Labor and labor related expenses	23,440	21,934	6.9%	33,505	32,924	35,484	1.8%	-7.2%
Retail and food and beverage cost of sales	5,159	4,434	16.4%	7,205	6,915	6,987	4.2%	-1.0%
Power and utilities	5,240	4,510	16.2%	6,671	6,872	8,020	-2.9%	-14.3%
Real estate and other taxes	1,353	1,289	5.0%	1,697	1,829	1,417	-7.2%	29.1%
General and administrative expense	1,721	1,708	0.8%	2,403	2,070	2,355	16.1%	-12.1%
Other expense	10,615	10,317	2.9%	15,191	15,135	16,525	0.4%	-8.4%

Total operating expense prior to depreciation and amortization and land and building rent	47,528	44,192	7.5%	66,672	65,745	70,788	1.4%	-7.1%

Depreciation and amortization	5,983	5,663	5.7%	7,544	6,813	6,478	10.7%	5.2%
Land and building rent	1,446	1,428	1.3%	1,858	1,835	1,815	1.3%	1.1%
Total Operating Expense	54,957	51,283	7.2%	76,074	74,393	79,081	2.3%	-5.9%

Operating Income	$2,809	$(1,312)	314.2%	$13,771	$9,900	$5,736	39.1%	72.6%

Total Reported EBITDAR	$10,238	$5,779	77.2%	$23,173	$18,548	$14,029	24.9%	32.2%

Total skier visits	1,033	883	17.0%	1,669	1,543	1,628	8.1%	-5.2%

We have chosen to specifically include Reported EBITDAR (defined as net income before interest, income taxes, depreciation and amortization, gain on sale leaseback, investment income, other income or expense, property rent and other non-recurring items) as a measurement of our results of operations because we consider this measurement to be a significant indication of our financial performance and available capital resources. Reported EBITDAR is not a measure of financial performance under GAAP. We provide a reconciliation of Reported EBITDAR to net income, the most directly-comparable GAAP measurement, below.

Management considers Reported EBITDAR to be a significant indication of our financial performance and available capital resources. Because of large depreciation and other charges relating to our ski areas, it is difficult for management to fully and accurately evaluate our financial results and available capital resources using net income. Management believes that by providing investors with Reported EBITDAR, investors will have a clearer understanding of our financial performance and cash flow because Reported EBITDAR: (i) is widely used in the ski industry to measure a company’s operating performance without regard to items excluded from the calculation of such measure, which can vary by company primarily based upon the structure or existence of their financing; (ii) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and (iii) is used by our management for various purposes, including as a measure of performance of our operating entities and as a basis for planning.

Items excluded from Reported EBITDAR are significant components in understanding and assessing financial performance or liquidity. Reported EBITDAR should not be considered in isolation or as alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Reported EBITDAR is not a measurement determined in accordance with GAAP and is susceptible to varying calculations, Reported EBITDAR as presented may not be comparable to other similarly titled measures of other companies.

The following table includes a reconciliation of Reported EBITDAR to net income (loss) (in thousands):

	Year ended April 30,
	2010	2009	2008

Net income (loss)	$2,833	$(492)	$(3,117)
Interest expense, net	11,370	10,818	9,510
Depreciation and amortization	7,545	6,813	6,478
Land and building rent	1,858	1,835	1,815
Investment income	(98)	(269)	(323)
Gain on sale/leaseback	(333)	(333)	(333)
Other	—	176	—

Total Reported EBITDAR	$23,175	$18,548	$14,030

Fiscal 2010 Compared to Fiscal 2009

Lift revenue increased $3.0 million, or 6.8%, for fiscal 2010 compared to fiscal 2009, due to a $2.8 million, or 6.4%, increase in lift revenue (excluding season passes) and a $0.2 million, or 0.4%, increase in season pass revenue. The increase in season pass revenue was due to an increase in season pass prices offset by a decrease in the number of season passes sold. Total skier visits for fiscal 2010 increased 8.1% compared to fiscal 2009 led by our day ski areas, which experienced a 20.1% increase, offset by a 1.4% decrease in skier visits to our overnight drive ski areas. Our day ski areas experienced increased skier visits during fiscal 2010 because of cold temperatures through mid-February. Our overnight drive ski areas experienced a decrease in skier visits during fiscal 2010 principally because of lower than normal snowfall.

Food and beverage revenue increased $1.2 million, or 9.0%, for fiscal 2010 compared to fiscal 2009, primarily due to increased skier visits and a 0.8% increase in yield per skier visit. Yield is determined by dividing revenue by skier vists.

Rental revenue increased $1.1 million, or 15.1%, for fiscal 2010 compared to fiscal 2009, primarily due to increased skier visits and a 6.4% increase in yield per skier visit.

Ski school revenue increased $0.5 million, or 8.6%, for fiscal 2010 compared to fiscal 2009, primarily due to increased skier visits, while the yield per skier visit remained unchanged.

Hotel/lodging revenue decreased by $0.1 million, or 2.6%, for fiscal 2010 compared to fiscal 2009 primarily due to a 9.9% decrease in yield per skier visit and a decrease in occupancy. Hotel/lodging revenue during the fiscal 2010 ski season was flat, and the remainder of the year’s revenue decreased by 6.3%. Bookings of groups and corporate business decreased because of the economic recession.

Retail revenue increased $0.2 million, or 4.8%, for fiscal 2010 compared to fiscal 2009, primarily due to increased skier visits, offset by a 3.1% decrease in yield per skier visit.

Labor and related benefit expense increased by $0.6 million, or 1.8%, for fiscal 2010 compared to fiscal 2009 primarily because of bonuses awarded to employees and an employer’s contribution to the Company’s 401(k) retirement plan in fiscal 2010. Neither bonuses nor a 401(k) match were paid in fiscal 2009 as part of our efforts to conserve cash because of the uncertain economic climate.

Retail and food and beverage cost of sales increased by $0.3 million for fiscal 2010, or 4.2%, as compared to fiscal 2009 primarily because of the increase in revenue and skier visits.

Power and utility expense for fiscal 2010 decreased by $0.2 million, or 2.9%, as compared to fiscal 2009. The ski season weather during fiscal 2010 was favorable, and as a result of more snowfall, we had fewer snowmaking hours and used less power. This was offset by a utility rate structure change in Pennsylvania.

Real estate and other taxes decreased by $0.1 million, or 7.2%, for fiscal 2010 compared to fiscal 2009 primarily because fiscal 2009 included a $0.2 million settlement with the state of Vermont regarding a miscalculation of sales tax due.

General and administrative expense for fiscal 2010 increased by $0.3 million, or 16.1%, as compared to fiscal 2009 primarily because of bonuses awarded to employees and an employer’s contribution to the Company’s 401(k) retirement plan in fiscal 2010. Neither bonuses nor a 401(k) match were paid in fiscal 2009 as part of our efforts to conserve cash because of the uncertain economic climate.

Fiscal 2009 Compared to Fiscal 2008

Lift revenue increased $0.5 million, or 1.2%, for fiscal 2009 compared to fiscal 2008, due to a $0.5 million, or 1.3%, decrease in lift revenue (excluding season passes) and a $1.0 million, or 2.5%, increase in season pass revenue. The increase in season pass revenue was due to an increase in season pass prices and an increase in the number of season passes sold. Total skier visits decreased by 5.2% in fiscal 2009 compared to fiscal 2008 as a result of the economic recession.

Food and beverage revenue decreased $0.3 million, or 2.5%, for fiscal 2009 compared to fiscal 2008, primarily due to decreased skier visits, offset by a 2.8% increase in yield per skier visit.

Rental revenue decreased $0.3 million, or 4.2%, for fiscal 2009 compared to fiscal 2008, primarily due to decreased skier visits, offset by a 1.0% increase in yield per skier visit.

Ski school revenue increased $0.5 million, or 9.5%, for fiscal 2009 compared to fiscal 2008. We experienced a decrease in skier visits but, because of pricing increases in ski and snowboarding lessons and youth programs, yield per skier visit increased by 15.4%.

Hotel/lodging revenue had no significant change between fiscal 2009 and fiscal 2008.

Retail revenue decreased $0.1 million, or 3.3%, for fiscal 2009 compared to fiscal 2008, primarily due to decreased skier visits, offset by a 2.0% increase in yield per skier visit.

Other revenue consisted of summer activity revenue and other resort related revenue. Other revenue for fiscal 2009 decreased by $0.6 million, or 10.1%, as compared to fiscal 2008 primarily because we closed the golf course at Hidden Valley and had a write-off in fiscal 2008 of a liability assumed in the acquisition of Attitash.

Labor and related benefit expense decreased by $2.6 million, or 7.2%, for fiscal 2009 compared to fiscal 2008 primarily because bonuses to employees and employer’s contribution to the Company’s 401(k) retirement plan were suspended in fiscal 2009 to conserve cash during the uncertain economic climate. In addition, we had a company-wide reduction in staffing levels during fiscal 2009.

Retail and food and beverage cost of sales for fiscal 2009 decreased by $.07 million, or 1.0%, as compared to fiscal 2008 primarily because of the decrease in revenue and skier visits.

Power and utility expense decreased by $1.1 million, or 14.3%, for fiscal 2009 compared to fiscal 2008. During fiscal 2009, we implemented energy savings strategies at our ski areas. In addition, we upgraded our snowmaking equipment at Mount Snow and Attitash which enabled us to reduce our energy usage by reducing our reliance on diesel powered generators.

Real estate and other taxes for fiscal 2009 increased by $0.4 million, or 29.1%, as compared to fiscal 2008 primarily because fiscal 2009 included a $0.2 million settlement with the state of Vermont regarding a miscalculation of sales tax due.

General and administrative expense decreased by $0.3 million, or 12.1%, for fiscal 2009 compared to fiscal 2008 primarily because no bonuses were awarded and no employer’s contribution to the 401(k) retirement plan was made in fiscal 2009 to conserve cash during the uncertain economic climate. We also terminated our self-insured health program in fiscal 2009. Bonuses were awarded to employees and an employer’s contribution to the Company’s 401(k) plan was made in fiscal 2008.

Other operating expense decreased by $1.4 million, or 8.4%, for fiscal 2009 compared to fiscal 2008 primarily as a result of control of operating expenses.

Other Expenses

The following table illustrates our other expenses during the three-year period ended April 30, 2010 (in thousands):

		Year ended April 30,		Increase (decrease)
	2010	2009	2008	2010/2009	2009/2008

Depreciation and amortization	$7,544	$6,813	$6,478	$731	$335
Investment income	98	269	323	(171)	(54)
Interest expense, net	11,370	10,818	9,510	552	1,308

In addition to operating results, the following material items contribute to our overall financial performance.

Depreciation and amortization.  Depreciation and amortization expense for fiscal 2010 and 2009 increased primarily due to the full year impact of an increase in the fixed asset base from placing in service significant resort assets over the last three years, primarily at Mount Snow and Attitash. This includes the installation of a significant amount of snowmaking equipment. The increase in depreciation was offset by savings in electricity and diesel fuel as a result of the snowmaking equipment update.

Investment income.  The decrease in investment income for fiscal 2010 compared to fiscal 2009 is primarily due to a reduction in average interest rates and a realized investment gain of $0.1 million in fiscal 2009. The decrease in investment income for fiscal 2009 compared to fiscal 2008 is due to a reduction in average interest rates offset by the realized investment gain.

Interest expense, net.  The increase in interest expense for fiscal 2010 compared to fiscal 2009 is primarily due to an increase in interest rates on the debt with EPT as provided for in the loan agreements which are more fully discussed below. The increase in interest expense for fiscal 2009 compared to fiscal 2008 is primarily due to an increase in interest rates on the debt with EPT as provided in the loan agreements and additional borrowings for improvements at Mount Snow, Attitash and Brandywine ski areas.

Liquidity and Capital Resources

Significant Sources of Cash

Our available cash is the highest in our fourth quarter primarily due to the seasonality of our resort business. We had $19.5 million of cash and cash equivalents at April 30, 2010 compared to $10.9 million as of April 30, 2009. We generated $13.9 million of cash from operating activities during fiscal 2010 compared to $6 million in fiscal 2009. We used $0.3 million of cash in fiscal 2009. We generate the majority of our cash from operations during the ski season, which occurs in our third and fourth quarters. We currently anticipate that Reported EBITDAR will continue to provide a significant source of our future operating cash flows.

In addition to our $19.5 million of cash and cash equivalents at April 30, 2010, we have available $28.3 million under various loan agreements to fund expansion and capital expenditures at our ski areas. We expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters) and additional borrowings under our loan arrangements, as needed.

Long-term debt at April 30, 2010 and 2009 consisted of borrowings pursuant to the loans and other credit facilities discussed below, as follows:

	2010	2009

Attitash/Mount Snow Debt, payable in monthly interest-only payments at an increasing interest rate (10.16% and 10.15% at April 30, 2010 and 2009, respectively), remaining principal and interest due on April 3, 2027	$62,500,000	$62,500,000
Mount Snow Development Debt, payable in monthly interest-only payments at 10.00%, remaining principal and interest due on April 1, 2012	33,676,700	30,738,600
Credit Facility Debt, payable in monthly interest-only payments at an increasing interest rate (9.40% and 9.33% at April 30, 2010 and 2009, respectively), remaining principal and interest due on October 29, 2027	32,232,800	32,232,800
Crotched Mountain Debt, payable in monthly interest-only payments at an increasing interest rate (9.67% and 9.53% at April 30, 2010 and 2009, respectively), remaining principal and interest due on March 10, 2027	8,000,000	8,000,000
Other debt	292,200	552,500

	136,701,700	134,023,900
Less: current maturities	93,500	290,700

	$136,608,200	$133,733,200

The Attitash/Mount Snow Debt due April 3, 2027 in the foregoing table represents amounts borrowed by the Company as follows:

•	$15.7 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Attitash, Inc., as lender, dated as of April 4, 2007, as evidenced by a promissory note in the amount of $15.7 million dated as of April 4, 2007 and modified on October 30, 2007 (collectively, the “Attitash Loan Documents”); and

•	$59.0 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Snow, Inc., as lender, dated as of April 4, 2007, as modified by the First Modification Agreement by and between such parties, dated as of June 30, 2009 (the “Mount Snow First Modification Agreement”), as evidenced by an amended and restated promissory note in the amount of $59.0 million, dated as of June 30, 2009 (collectively, the “Mount Snow Loan Documents”).

The Company entered into the Attitash Loan Documents and Mount Snow Loan Documents in connection with the 2007 acquisitions of Attitash and Mount Snow. In addition to the funds borrowed on the date of the acquisitions, the Attitash Loan Documents and the Mount Snow Loan Documents provided for $25.0 million of additional borrowing capacity as of the date of the acquisitions to be drawn to fund improvements and capital expenditures at Attitash and Mount Snow, subject to the approval of the lender. At April 30, 2010, $11.0 million remained to fund approved capital expenditures and improvements in future years.

The $59.0 million borrowed pursuant to the Mount Snow Loan Documents includes $1.2 million of additional funds available under the Mount Snow First Modification Agreement to be used for purposes stipulated by such agreement or other purposes as approved by the lender. No borrowings have been made under this arrangement.

Commencing April 1, 2008 and each April 1st thereafter, the interest rates relating to the debt outstanding under the Attitash Loan Documents and Mount Snow Loan Documents will increase from the prior interest rate measurement date by the lesser of three times the percentage increase in the Consumer Price Index (“CPI”) or a factor of 1.015 (the “Capped CPI Index”) unless specified debt service coverage ratios are maintained for a period of two consecutive years. If the target debt service coverage ratios are attained and maintained, the interest rate will be 100 basis points lower than it otherwise would have been. The table below illustrates the range of potential interest rates for each of the next five years assuming rates are to increase by the Capped CPI Index annually:

Attitash/Mount Snow Debt
Rate Effective at	Specific Debt Service Coverage
April 1:	Attained	Not Attained

2011	9.46%	10.46%
2012	9.61%	10.61%
2013	9.77%	10.77%
2014	9.93%	10.93%
2015	10.09%	11.09%

The Capped CPI Index is an embedded derivative, but the Company has concluded that the derivative does not require bifurcation and separate presentation at fair value because the Capped CPI Index was determined to be clearly and closely related to the debt instrument.

The Attitash Loan Documents and the Mount Snow Loan Documents provide for additional interest payments under certain circumstances. Specifically, if the gross receipts of the respective property during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 12%, an additional interest payment equal to 12% of such excess is required. Similar to the minimum required interest payments as described above, the parties have agreed that if specific target debt service coverage ratios are achieved for two consecutive years and are maintained, the interest rate used in determining both the amount of the excess gross receipts and the rate applied thereto would be reduced to 11%. No additional interest payments were due for the years ended April 30, 2010, 2009 or 2008.

The Mount Snow Development Debt due April 1, 2012 represents obligations incurred to provide financing for the acquisition of land at Mount Snow that is in development stages. On April 4, 2007, the Company and Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available to $41.0 million (the “Mount Snow Development Loan Documents”). Principal payments are required to be made from all proceeds from any sale of development land at Mount Snow with any remaining principal due at maturity. The Mount Snow Development Loan Documents require, commencing May 1, 2010, monthly payments of interest arising after April 1, 2010. The increased amount available under the Mount Snow Development Loan Documents includes accrued interest to the effective date of the modification of approximately $8.7 million and, accordingly, approximately $7.3 million was available for development purposes at April 30, 2010.

The Credit Facility Debt due October 29, 2027 represents amounts due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender (the “Credit Facility Agreement”). In connection with entry into the Credit Facility Agreement, the borrowers executed an amended and restated promissory note, dated as of October 30, 2007, in the amount of $31.0 million, which was later modified by as second amended and restated promissory note, dated as of August 5, 2008, which increased the amount of funds available to $41 million (together with the Credit Facility Agreement, the “Credit Facility Documents”). At April 30, 2010, approximately $8.7 million remained available for approved capital expenditures. The interest rate for borrowings under the Credit Facility Documents increases each October 1 during the term of the Credit Facility Documents, such increase to be the lesser of two times the increase in the CPI or Capped CPI Index.

The Crotched Mountain Debt due March 10, 2027 noted in the table above represents amounts due to EPT Crotched Mountain, Inc. pursuant to a promissory note made by SNH Development, Inc., the Company’s wholly owned subsidiary. The promissory note, dated as of March 10, 2006 (the “Crotched Mountain Note”), was made in the principal amount of $8.0 million, the proceeds of which were used to pay off all outstanding debt secured by our Crotched Mountain ski area and for general working capital purposes. The interest rate applicable to the outstanding debt under the Crotched Mountain Note increases each April 1 during the term of the Crotched Mountain Note, such increase to be the lesser of the rate of interest in the previous year multiplied by the Capped CPI Index or the sum of the rate of interest in the previous year plus the product of (x) the rate of interest in the previous year and (y) the percentage increase in the CPI from the CPI in effect on April 1 of the current year over the CPI in effect on the April 1 of the immediately preceding year.

The table below illustrates the potential interest rates applicable to the Company’s fluctuating interest rate debt for each of the next five years, assuming rates increase by the Capped CPI Index:

April 1:	Credit Facility Debt	Crotched Mountain Debt

2011	9.54%	9.82%
2012	9.68%	9.96%
2013	9.83%	10.11%
2014	9.98%	10.26%
2015	10.13%	10.42%

Substantially all of the Company’s assets serve as collateral for long-term debt.

Fiscal 2010 compared to Fiscal 2009

We generated $13.9 million of cash from operating activities in fiscal 2010, an increase of $7.9 million when compared to the $6 million of cash generated in fiscal 2009. The increase in operating cash flows was primarily a result of improved operations, an increase in sales of season passes of $2.1 million for fiscal 2010 and an increase of $2.0 million in accrued expenses, of which $1.0 million was related to salaries, wages and related benefits with the reinstatement of bonuses and the 401(k) contribution.

Cash used in investing activities decreased by $7.3 million in fiscal 2010 compared to fiscal 2009 due to a decrease in capital expenditures of $6.2 million, partially offset by the cash used on the development of the Mount Snow master plan.

Cash used in financing activities increased by $6.3 million for fiscal 2010 compared to fiscal 2009 primarily due to the borrowings on long-term debt made in fiscal 2009.

Fiscal 2009 compared to Fiscal 2008

We generated $6.0 million of cash from operating activities in fiscal 2009, an increase of $2.5 million when compared to the $3.5 million of cash that was generated by operations in fiscal 2008. The increase in operating cash flows was primarily a result of improved operations, a decrease in the cash used for restricted cash balances of $4.9 million and an increase of $1.9 million in accounts payable and accrued expenses.

Cash used in investing activities decreased by $6.9 million in fiscal 2009 compared to fiscal 2008 due to a decrease in capital expenditures of $2.2 million.

Cash provided by financing activities decreased by $11.4 million for fiscal 2009 compared to fiscal 2008 primarily due to $11.9 million less borrowings on long-term debt made in fiscal 2009 compared to fiscal 2008.

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Significant investments made in fiscal 2009 and fiscal 2008 for improvements at Attitash, Mount Snow and Brandywine are not of a recurring nature, such as substantial upgrades of snowmaking and development of tube parks. Current capital expenditure levels will primarily include investments that allow us to maintain our high quality standards, as well as certain incremental discretionary improvements at our resorts. We currently anticipate we will spend approximately $4.0 to $5.5 million on resort capital expenditures for fiscal 2011. Included in these capital expenditures are approximately $2.0 to $3.0 million which are necessary to maintain the appearance and level of service appropriate to our resort operations, including routine replacement of our snow grooming equipment and rental fleet equipment. In addition to these estimates is

$7.3 million that has already been committed for the installation of the new six pack chair lift at Mount Snow. Discretionary expenditures for fiscal 2011 include replacing diesel generators at Wildcat Mountain and the completion of a new maintenance building at Hidden Valley. We currently plan to use cash on hand, available borrowings under our loan arrangements and/or cash flow generated from future operations to provide the cash necessary to execute our capital plans and believe that these sources of cash will be adequate to meet our needs.

Although we have no significant third party commitments currently outstanding, we may incur substantial costs for our ongoing Mount Snow development, subject to obtaining required permits and approvals. We plan to finance any future development activity through operating cash reserves, initial condominium deposits and bridge loans, which would be paid upon project completion mostly through the receipt of remaining committed condominium unit sales.

Contractual Obligations

As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as debt agreements, capital lease agreements, construction contracts and operating lease agreements. Debt agreements and capital lease obligations are recognized as liabilities in our consolidated balance sheet as of April 30, 2010. Obligations under construction contracts are not recorded as liabilities in our consolidated balance sheet until the goods and/or services are received, in accordance with GAAP. Additionally, operating lease agreements, which totaled $44.7 million as of April 30, 2010, are not recognized as liabilities in our consolidated balance sheet, in accordance with GAAP. A summary of our contractual obligations as of April 30, 2010 is as follows (in thousands):

			Payments Due by Period
		Fiscal	2-3	4-5	More than
Contractual Obligations	Total	2011	years	years	5 years

Long-term debt	$136,702	$94	$159	$40	$136,409
Capitalized lease obligations including interest	2,195	605	1,123	467	-
Operating leases	44,745	2,490	4,458	3,950	33,847
Interest on long-term debt	205,728	13,859	24,907	22,006	144,956

	$389,370	$17,048	$30,647	$26,463	$315,212

Off Balance Sheet Arrangements

We do not have off balance sheet transactions that are expected to have a material effect on our financial condition, revenue, expense, results of operations, liquidity, capital expenditures or capital resources.

Nine Months Ended January 31, 2011 Compared to the Nine Months Ended January 31, 2010

As noted above, effective October 2010, we acquired substantially all of the assets of Wildcat Mountain. The operations of Wildcat Mountain have been included in our consolidated financial statements presented in this Prospectus from the date of acquisition through January 31, 2011. The acquisition of Wildcat Mountain did not have a significant effect on our consolidated results of operations.

Please refer to the discussion of our use of Reported EBITDAR beginning on page 24 of this Prospectus.

The following table reconciles from Reported EBITDAR to net loss (in thousands):

	Nine Months
	ended January 31,
	2011	2010

Net loss	$(4,763)	$(9,426)
Interest expense, net	8,472	8,440
Depreciation and amortization	5,983	5,663
Land and building rent	1,446	1,428
Investment income	(242)	(76)
Gain on sale/leaseback	(250)	(250)
Gain on acquisition	(409)	-

Total Reported EBITDAR	$10,237	$5,779

Lift ticket revenue increased $4.6 million, or 19.4%, for the first nine months of fiscal 2011 compared to the first nine months of fiscal 2010 due to a 17.1% increase in skier visits. In addition, we had a 2.0% increase in yield per skier visit during the first nine months of fiscal 2011. The increases in lift ticket revenue and skier visits during the first nine months of fiscal 2011 are primarily a result of better early snowmaking conditions allowing for earlier opening dates. This period also included $1.0 million of lift ticket revenue from Wildcat Mountain.

Food and beverage revenue increased $1.1 million, or 13.9%, for the first nine months of fiscal 2011 compared to the same period in fiscal 2010, primarily due to increased skier visits, which was offset by a 2.7% decrease in yield per skier visit. In addition, the nine-month period in fiscal 2011 included $0.2 million attributed to Wildcat Mountain.

Rental revenue for the fiscal 2011 nine-month period increased $0.8 million, or 18.5%, as compared to the same period in fiscal 2010, primarily due to increased skier visits and an 1.3% increase in yield per skier visit.

Ski school revenue increased $0.5 million, or 16.5%, for the first nine months of fiscal 2011 compared to the first nine months of fiscal 2010, primarily due to increased skier visits. This was offset by a 0.4% decrease in yield per skier visit.

Hotel/lodging revenue for the fiscal 2011 nine-month period increased $0.2 million, or 6.3%, as compared to the fiscal 2010 nine-month period primarily due to increased occupancy. The increase in occupancy was offset by a 9.2% decrease in yield per skier visit. Hotel/lodging revenue during the ski season portion of these nine-month periods increased by 15.6% from fiscal 2011 compared to fiscal 2010 due to an earlier opening date during fiscal 2011 and an increase in corporate and group bookings, which had been down in previous fiscal years due to the economic recession.

Retail revenue increased $0.4 million, or 16.1%, for the first nine months of fiscal 2011 compared to the first nine months of fiscal 2010, primarily due to increased skier visits, offset by a 0.8% decrease in yield per skier visit.

Labor and labor related expense increased by $1.5 million, or 6.9%, primarily because of the earlier opening dates of Mount Snow and Jack Frost/Big Boulder for the first nine months of fiscal 2011 compared to this same period in fiscal 2010.

Retail and food and beverage cost of sales for the fiscal 2011 nine-month period increased by $0.7 million, or 16.4%, compared to the fiscal 2010 nine-month period, primarily because of the increase in revenue and skier visits.

Power and utility expense increased by $0.7 million, or 16.2%, for the nine-month period in fiscal 2011 as compared to the same period in fiscal 2010. This increase was primarily because of the addition of Wildcat Mountain, which had $0.4 million of power and utility expense partially due to an increase in snowmaking.

Other expense increased $0.3 million, or 2.9%, from the nine-month period of fiscal 2011 compared to the nine-month period of fiscal 2010, primarily due to Wildcat Mountain’s other expense of $0.4 million.

Effective in October 2010, we acquired substantially all of the assets of Wildcat Mountain ski area in New Hampshire for approximately $5 million. The operations of Wildcat Mountain have been included in our consolidated financial statements from the date of the acquisition.

Other Expense

The following table illustrates our other expenses during each of the nine-month periods ended January 31 (in thousands):

	Nine Months Ended January 31,		Increase (decrease)
	2011	2010	2011/2010

Depreciation and amortization	$ 5,983	$ 5,663	$ 320
Gain on acquisition	409	-	409
Investment income	242	76	166
Interest expense, net	8,472	8,440	32

In addition to operating results, the following material items contribute to our overall financial performance.

Depreciation and amortization. Depreciation and amortization expense for the fiscal 2011 nine-month period increased over the same period in fiscal 2010, primarily due to the impact of an increase in the fixed asset base from placing in service significant resort assets over the last two years primarily at Mount Snow and Attitash. This includes an overhaul of their snowmaking systems in order to generate savings in electricity, compressor rentals and diesel fuel.

Investment Income. The increase in investment income for the nine-month period in fiscal 2011 compared to the same period in fiscal 2010 is primarily due to a realized gain on the sale of the available-for-sale securities of $0.2 million.

Interest expense, net. The fiscal 2011 nine-month period increase in interest expense as compared to the fiscal 2010 period is primarily due to an increase in interest rates on the debt with EPT, as provided for in the loan agreements, which are discussed more fully below, and an increase in the amounts due under capital leases.

Liquidity and Capital Resources

Significant Sources of Cash

We had $23.9 million of cash and cash equivalents at January 31, 2011 compared to $19.5 million as of April 30, 2010. We generated $11.9 million of cash from operating activities during the first nine months of fiscal 2011 compared to $7.9 million during the first nine months of fiscal 2010. We generate the majority of our cash from operations during the ski season, which occurs in our third and fourth quarters. We currently anticipate that Reported EBITDAR will continue to provide a significant source of our future operating cash flows.

In addition to our $23.9 million of cash and cash equivalents at January 31, 2011, we have available $28.3 million under various loan agreements to fund expansion and capital expenditures at our ski areas. We expect that our liquidity needs in the near term and for the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters) and additional borrowings under our loan arrangements, as needed.

Long-term debt at January 31, 2011 and April 30, 2010 consisted of borrowings pursuant to the loans and other credit facilities discussed below, as follows:

	January 31,	April 30,
	2011	2010

Attitash/Mount Snow Debt, payable in monthly interest-only
payments at an increasing interest rate (10.30% and 10.16%
at January 31, 2011 and April 30, 2010 respectively), remaining principal and interest due on April 3 2027
	$ 62,500,000	$ 62,500,000
Mount Snow Development Debt, payable in monthly interest-only payments at 10.00%, remaining principal and interest due on April 1, 2012	33,676,700	33,676,700
Credit Facility Debt, payable in monthly interest-only payments at an increasing interest rate (9.54% and 9.40% at January 31, 2011 and April 30, 2010, respectively), remaining principal and interest due on October 29, 2027	32,232,800	32,232,800
Crotched Mountain Debt, payable in monthly interest-only payments at an increasing interest rate (9.67% and 9.67% at January 31, 2011 and April 30, 2010, respectively), remaining principal and interest due on March 10, 2027	8,000,000	8,000,000
Wildcat Mountain Debt, payable in monthly interest-only payments at 4.00%, remaining principal and interest due on December 22, 2020	4,475,400	-
Other debt	397,800	292,200

	141,282,700	136,701,700
Less: current maturities	244,200	93,500

	$ 141,038,500	$ 136,608,200

For a more detailed discussion of our Attitash/Mount Snow Debt, Mount Snow Development Debt, Credit Facility Debt and Crotched Mountain Debt and the interest rate calculations, please refer to the discussion beginning on page 28 of this Prospectus.

The Wildcat Mountain Debt due December 22, 2020 represents amounts owed pursuant to a promissory note in the principal amount of $4.5 million made by WC Acquisition Corp. in favor of Wildcat Mountain Ski Area, Inc., Meadow Green–Wildcat Skilift Corp. and Meadow Green–Wildcat Corp. (the “Wildcat Note”). The Wildcat Note, dated November 22, 2010, was made in connection with the acquisition of Wildcat Mountain, which was effective as of October 20, 2010. The interest rate as set forth in the Wildcat Note is fixed at 4.00%.

The following table illustrates the available borrowings on our outstanding debt at January 31, 2011 and April 30, 2010:

	Available Borrowings
	January 31, 2011	April 30, 2010

Attitash/Mount Snow Debt	$12,200,000	$12,200,000
Mount Snow Development Debt	$7,323,300	$7,323,300
Credit Facility Debt	$8,767,200	$8,767,200
Crotched Mountain Debt	$0	$0
Wildcat Mountain Debt	$0	$0

Nine Months Ended January 31, 2011 Compared to the Nine Months Ended January 31, 2010

We generated $11.9 million of cash from operating activities in the first nine months of fiscal 2011, an increase of $4.0 million when compared to the $7.9 million of cash generated in the first nine months of fiscal 2010. The increase in operating cash flows was primarily a result of improved resort operations, offset by a decrease in restricted cash balances.

Cash used in investing activities increased by $1.5 million in the first nine months of fiscal 2011 compared to the same period in fiscal 2010 due to an increase in capital expenditures and the acquisition of the assets of Wildcat Mountain.

Cash used by financing activities for the nine-month period in fiscal 2011 increased by $0.2 million as compared to the same fiscal 2010 period, primarily due to a reduction of borrowings on long-term debt.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with GAAP requires us to select appropriate accounting policies and to make judgments and estimates affecting the application of those accounting policies. In applying our accounting policies, different business conditions or the use of different assumptions may result in materially different amounts reported in the consolidated financial statements.

We have identified the most critical accounting policies which were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. We also have other policies considered key accounting policies; however, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are complex or subjective. We have reviewed these critical accounting policies and related disclosures with our audit committee of the board of directors.

Tax Contingencies

Description

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to uncertain tax positions. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity. A significant amount of time may pass before a particular matter, for which we may have established a reserve, is audited and fully resolved.

Judgments and Uncertainties

The estimates of our tax contingencies reserve contains uncertainty because management must use judgment to estimate the potential exposure associated with our various filing positions.

Effect if Actual Results Differ From Assumptions

Although we believe the estimates and judgments discussed herein are reasonable and we have adequate reserves for our tax contingencies, actual results could differ, and we may be exposed to increases or decreases in those reserves and tax provisions that could be material.

An unfavorable tax settlement could require the use of cash and could possibly result in an increased tax expense and effective tax rate in the year of resolution. A favorable tax settlement could possibly result in a reduction in our tax expense, effective tax rate, income taxes payable, other long-term liabilities and/or adjustments to our deferred tax assets, deferred tax liabilities or intangible assets in the year of settlement or in future years.

Depreciable Lives of Assets

Description

Mountain and lodging operational assets, furniture and fixtures, computer equipment, software, vehicles and leasehold improvements are primarily depreciated using the straight-line method over the estimated useful life of the asset. Assets may become obsolete or require replacement before the end of their useful life in which case the remaining book value would be written-off or we could incur costs to remove or dispose of such assets no longer in use.

Judgments and Uncertainties

The estimate of our useful lives of the assets contain uncertainty because management must use judgment to estimate the useful life of the asset.

Effect if Actual Results Differ From Assumptions

Although we believe the estimates and judgments discussed herein are reasonable, actual results could differ, and we may be exposed to increased expense related to depreciable assets disposed of, removed or taken out of service prior to its originally estimated useful life, which may be material. A 10% decrease in the estimated useful lives of depreciable assets would have increased depreciation expense by approximately $11.7 million for fiscal 2010.

Long-lived Asset Impairment Evaluation

Description

We evaluate our long-lived assets, including property, equipment and land held for development, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we compare undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value exceeds the expected undiscounted cash flow, an impairment adjustment would be made to reduce the carrying value of the asset to its fair value. Fair value is determined by application of valuation techniques, including discounted cash flow models, and independent appraisals, if considered necessary.

Judgments and Uncertainties

The determination of whether the carrying value is recoverable requires management to determine if events have occurred which could indicate such carrying values could be impaired. Any evaluation of impairment would require management to use its judgment regarding the estimated future cash flows generated by such assets.

Effects if Actual Results Differ From Assumptions

We believe there have been no events warranting evaluation of long-lived assets for impairment. If these assumptions are not correct, this could impact the carrying value of our long-lived assets if the undiscounted cash flows are less than the carrying value. If the undiscounted cash flows are less than the carrying value, an impairment would be recorded to the extent the fair value of such assets is less than their carrying value. The estimate of fair value would be a judgment made by management regarding future cash flows that could differ, possibly materially, from actual results.

New Accounting Standards

Refer to Note 1, Summary of Significant Accounting Policies, of the notes to consolidated financial statements for the years ended April 30, 2010, 2009 and 2008 for a discussion of new accounting standards.

Inflation

Although we cannot accurately determine the precise effect of inflation on our operations, management does not believe inflation has had a material effect on the results of operations in the last three fiscal years. When the costs of operating resorts increase, we generally have been able to pass the increase on to our customers. However, there can be no assurance that increases in labor and other operating costs due to inflation will not have an impact on our future profitability.

Quantitative and Qualitative Disclosures About Market Risk

As of April 30, 2010, we had $136,701,681 in total debt owed to our lenders, EPT and its affiliates. Of the total debt, $33,968,872 million has a fixed rate and, therefore, is not subject to interest rate risk. The interest rate on the remaining $102,732,809 is subject to fluctuation, but the interest rate can only be increased by a maximum of 1.5% annually. At 1.5%, the interest expense on the variable rate outstanding debt is $1,540,992. If interest rates increased 1%, the additional interest cost to the Company would be approximately $1,027,328 for one year. We do not perform any interest rate hedging activities related to this debt.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Maher & Company PC previously audited the Company’s financial statements from fiscal 1998 through the fiscal year ended April 30, 2010. On January 13, 2011, in connection with this offering, the Company’s board of directors terminated the engagement of Maher & Company PC because it is not registered with the Public Company Accounting Oversight Board, a requirement of auditors issuing reports in connection with SEC filings.

Also on January 13, 2011, the Company’s board of directors engaged McGladrey & Pullen, LLP as the Company’s independent registered public accounting firm for the fiscal year ending April 30, 2011 and for the purposes of issuing a report on the fiscal year 2010, 2009 and 2008 financial statements filed as a part of this registration statement. During the Company’s two most recent fiscal years and subsequent interim periods, the Company did not consult with McGladrey & Pullen, LLP with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The reports of Maher & Company PC for the fiscal years ended April 30, 2010 and 2009 do not contain an adverse opinion or a disclaimer of opinion, and are not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended April 30, 2010 and 2009, and through January 13, 2011, there were no disagreements between the Company and Maher & Company PC on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure which disagreements, if not resolved to the satisfaction of Maher & Company PC, would have caused Maher & Company PC to make reference thereto in the firm’s reports on the Company’s financial statements for such periods. In addition, no reportable events, as defined in Item 304 (a)(1)(v) of Regulation S-K, occurred during the Company’s two most recent fiscal years.

The Company has provided Maher & Company PC with a copy of the foregoing disclosure and has requested that Maher & Company PC furnish the Company with a letter addressed to the SEC stating whether or not Maher & Company PC agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from Maher & Company PC is filed as an exhibit to the registration statement of which this Prospectus is a part.

BUSINESS

General

We are a leader and innovator in the ski industry with 12 ski resorts throughout the United States. Our resorts, located in geographically diverse areas, appeal to a wide range of visitors. All of our properties employ snowmaking capability on a majority of their terrain, and all offer terrain parks for snowboarding and other alternative snow sports in addition to skiing.

Through both organic growth and acquisitions, we believe that we have created an efficient, focused and highly profitable operation. In the past five ski seasons, our revenues have grown 180%, from $32,045,000 for the fiscal year ended March 31, 2006 to $89,846,000 for the fiscal year ended April 30, 2010. One of the primary ski industry statistics for measuring performance is a “skier visit,” which represents a person utilizing a ticket or pass to access a mountain resort for any part of one day and includes both paid and complimentary access. During the 2009/2010 ski season, total skier visits for all of the United States ski areas were approximately 59.8 million. Combined, our ski areas had approximately 1.7 million skier visits in the last ski season, which we believe put us among the top U.S. companies in terms of number of skier visits.

We are also a recognized leader within the alternative snow sports industry. To compensate for the steady decline in baby boom skiers, who are traditionally downhill skiers, the ski industry began to shift its focus to snowboarding and snow tubing during the 1990s in order to attract the younger skier population. This trend is easier for day and overnight drive ski areas to incorporate and is more likely to interest a novice participant who may be more likely to visit these ski areas than an overnight fly destination ski area. Because of our snowmaking abilities, we have been able to create terrain parks with rails, jumps and pipes and other snow sport amenities that have won us industry recognition. Transworld Snowboarding magazine named both Mount Snow’s Carinthia terrain park and Big Boulder’s terrain park in the top five east coast parks for 2011.

As an operator of multiple regional and metropolitan ski resorts with a proven history of successful business integration, we believe we are uniquely poised for growth through additional acquisitions. Unlike large destination resort operators that are inhibited in their ability to grow due to a limited number of existing resorts and available mountain space, a portion of our business operates in the niche market of smaller, more metropolitan day ski areas. We have the ability to efficiently operate multiple resorts, as well as the access to funding and the specialized institutional knowledge that will enable us to expand our Company both within our existing markets and new U.S. locations.

While a handful of key participants in the day ski area sector operate multiple locations, single-property operators still populate the vast majority of the day ski property owners. Now with six Midwestern, four Northeastern and two Southeastern locations in operation, we operate more ski resorts than any other company in the United States.

Ski Industry

The United States ski market is estimated to represent approximately 59.8 million skier visits in the most recently completed ski season (2009/2010). The National Ski Areas Association Kottke National End of Season Survey reported that there were 471 ski areas operating during the 2009/2010 ski season in the United States. Given the consistency and strength of annual skier visits over a substantial time period and the recovering economy, we believe that participation will remain strong in the coming seasons.

As noted above, an important measure of ski resort industry performance is the skier visit. The 2009/2010 ski season generated approximately 59.8 million skier visits to ski resorts in the United States, the second highest U.S. total ever reported, despite the lingering effects of the global economic downturn. The three years with the highest number of skier visits in the United States have occurred in the past five completed ski seasons. The chart below illustrates the number of skier visits to U.S. ski resorts, industry-wide, during the past ten completed ski seasons.

Total US Ski Resort Visits (millions)

Source: National Ski Areas Association: Kottke Report

The following chart shows the aggregate number of skier visits to our 12 ski areas during the past five completed ski seasons.

Total Ski Visits–Peak Resorts (millions)

Calculated on a pro forma basis as if the Company’s current portfolio of 12 resorts was operated by the Company for the periods shown.

The ski industry divides ski areas into three distinct categories: overnight fly destination ski areas, overnight drive ski areas and day ski areas. Overnight fly destination ski areas are defined as ski areas which primarily serve skiers who fly or drive considerable distances and stay for multiple nights. Overnight drive ski areas are ski areas which primarily serve skiers from the regional drive market who stay overnight. Day ski areas are those ski areas at which overnight, dining and after-ski facilities are limited, since the areas primarily serve a day skier market.

Overnight fly destination ski areas are generally situated in or amidst major mountainous areas and are typically large facilities. These resorts depend, in large part, on long-distance travel by their visitors and on the development of adjacent real estate for housing, hospitality and retail uses.

Day ski areas are smaller in size and usually located near metropolitan areas. As an owner and operator of primarily day ski areas and overnight drive ski areas, we focus on selling lift tickets, renting ski equipment, selling ski lessons, selling convenience-oriented food and beverages and capitalizing on the convenience we provide to the targeted local market. We believe that our resorts target a wide cross-section of the skiing public, from beginners who are skiing for the first time to intermediate and advanced skiers who are honing their skills.

The sale of lift tickets comprises a large portion of the ski industry revenues. As such, another important measurement of the ski industry’s profitability is the ETP (effective ticket price), which is calculated by dividing ski related lift ticket revenue by total skier visits. The pricing for various lift ticket products is such that single-day or multi-day tickets, which are typically purchased for a holiday or weekend of skiing, generate a higher ETP than season passes or discounted frequency cards.

From the 1998/1999 ski season to 2009/2010 ski season, the average ETP of ski resorts in the United States has increased at a compound annual growth rate of 3.2%. Ski resorts in the United States had an average ETP of $35.71 during the 2009/2010 ski season, the second highest within the past ten ski seasons despite the impact of the global economic downturn.

Average Effective Ticket Price of Ski Resorts in the United States

Source: National Ski Areas Association: Economic Analysis

The average ETP of our 12 ski resorts combined has increased at a compound annual growth rate of 2.48%, which compares to an annual compound growth rate of 3.06% for the industry as a whole, over the same five-year period.

Average Effective Ticket Price–Peak Resorts

The ski industry statistics stated in the foregoing sections have been derived from data published by the Kottke National End of Season Survey 2009/2010 and other industry publications, including those of the National Ski Areas Association.

History

In 1982, Timothy Boyd, president of the Company, developed Hidden Valley, a day ski area near metropolitan St. Louis, Missouri. In 1986, Mr. Boyd developed a second day ski area near Kansas City, Missouri, called Snow Creek. After the development of Hidden Valley and Snow Creek, Mr. Boyd focused on enhancing snowmaking technology for use at the resorts and achieving the highest snowmaking capability per acre of ski-able terrain in the industry.

Peak Resorts, Inc. was incorporated in Missouri on September 24, 1997 as a holding company to own, through its wholly-owned subsidiaries, Hidden Valley, Snow Creek and Paoli Peaks, a third day ski area near Louisville, Kentucky acquired by the Company in 1997. Since Peak was formed, the Company has acquired nine additional ski areas, bringing the total number of resorts owned or leased and operated by the Company to twelve. Eight of these acquisitions occurred after Stephen Mueller and Richard Deutsch joined the Company. We believe that the addition of Messrs. Mueller and Deutsch and their skill sets relating to executing successful acquisitions and managing multiple operations, combined with Mr. Boyd’s unique knowledge of the ski industry and snowmaking, enabled the Company to become the industry leader it is today.

Effective February 16, 2007, we acquired all of the outstanding common stock of Mount Snow Ltd. and L.B.O. Holding, Inc. from American Skiing Company for an aggregate purchase price of approximately $73.5 million. Mount Snow Ltd. owns and operates the Mount Snow ski resort, adjacent hotels, a golf course and parcels of land that offer development opportunities, all of which are located in West Dover and Wilmington, Vermont. L.B.O. Holding, Inc. is the owner-operator of the Attitash resort in the Mount Washington Valley area of New Hampshire, as well as a hotel and conference center. We believe that the acquisitions of the Mount Snow and Attitash ski resorts provide us with additional penetration of the heavily populated New York and New England regions and incremental revenue sources from non-ski season activities. Additionally, the locations of the resorts provide enhanced geographical diversity to the Company’s resorts, thereby lessening the impact of adverse regional weather patterns on consolidated operating results and, as equipment is upgraded, allowing us to further leverage our snowmaking abilities.

In October 2010, we acquired Wildcat Mountain Ski Area through the purchase of the assets of Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp. for a total of approximately $5 million. Wildcat Mountain is located in northern New Hampshire and serves the New Hampshire, Boston, Massachusetts and Rhode Island markets. Wildcat Mountain is located within 10 miles of the Attitash ski area and gives our skiers the opportunity to use the same lift tickets and season passes for both Wildcat Mountain and Attitash, thus providing our visitors with more ski choices and opportunities.

Resorts

Our ski properties are located throughout the Midwest, Northeast and Southeast United States. For purposes of ski industry statistics, Pennsylvania is considered to be in the Southeastern United States. As such, Jack Frost and Big Boulder are our Southeastern United States ski areas. The map below illustrates the geographical diversity of our 12 properties.

The following table illustrates our ski resorts, the number of visitors to each resort during the fiscal year ended April 30, 2010 and the revenues each resort contributed to the Company’s overall performance for the fiscal year ended April 30, 2010.

(Revenue figures in millions, Vertical Drop in feet)
	Developed/	FY 2010			Acres		Lift	Vertical	Snow-
Resort	Acquired	Revs	% Revs	Visits	Total	Skiable	Count	Drop	making(1)	Resort Uses

Hidden Valley	1982	$3.2	4%	75,200	250	45	6	310’	100%	Ski area, Tube park
Snow Creek	1985	$3.1	3%	74,600	460	40	5	300’	100%	Ski area, Tube park
Paoli Peaks	1997	$4.3	5%	99,700	35	35	8	300’	100%	Ski area, Tube park
Mad River	2001	$7.6	8%	201,000	144	60	10	300’	100%	Ski area, Tube park
Boston Mills	2002	$5.2	6%	139,400	100	61	8	240’	100%	Ski area
Brandywine	2002	$3.7	4%	132,200	102	88	7	240’	100%	Ski area, Tube park
Crotched Mountain	2003	$3.4	4%	100,200	251	80	5	900’	100%	Ski area
Jack Frost	2005	$6.5	7%	136,700	201	80	10	600’	100%	Ski area, Tube park
Big Boulder	2005	$5.2	3%	121,300	107	65	9	400’	100%	Ski area, Tube park
Attitash	2007	$11.4	13%	141,300	1,134	307	11	1,750’	90%	Ski area, Summer activity
Mount Snow	2007	$36.0	40%	447,100	588	490	21	1,700’	80%	Ski area, Tube park, Summer activity
Wildcat	2010	n/a	n/a	n/a	225	225	4	2,100’	90%	Ski area,
Mountain										Summer activity

(1)	Represents the approximate percentage of skiable terrain covered by our snowmaking capabilities.

Operational Goals

Our operational goals include providing a quality ski experience for both traditional and alternative snow sports and maintaining maximum snowmaking capability to increase operable business days.

We, like other operators of day ski areas and overnight drive ski areas, have a high fixed cost basis, attributable to snowmaking, human resource costs, equipment operation, maintenance and repairs. As such, day ski areas and overnight drive ski areas operate with significant operating leverage and economies of scale. Therefore, increasing skier visits and, to a lesser extent, increasing revenues per skier visit, has a substantial impact on revenues.

Adverse weather patterns are one of the core challenges faced by the entire industry. We anticipate this challenge and employ snowmaking systems, provide snowmaking capability on substantially all ski-able areas and budget for complete season snowmaking rather than rely on natural snowfall at any time during a ski season that is already relatively short.

We believe that we have adopted the most efficient snowmaking system available, the Polecat, as standard equipment at all of our resorts. We also have access to abundant free water supplies at all of our resorts, and through evaporation and melting, the water pumped to make snow eventually returns to these onsite water sources. Thus, we pay nothing to operate the Polecat other than the cost of energy to run the equipment, and the Polecat system technology operates to make a significant amount of snow while reducing our energy costs. We average two Polecats per acre, at a cost of $30,000 per acre, believed to be among the highest ratios in the industry. We believe that this system provides us with a competitive advantage over less efficient operators and resorts with incomplete snowmaking coverage.

The impact that snowmaking has on the ski experience is significant. Our commitment to snowmaking excellence is an important component in developing our brand and ongoing market reputation.

Strategic Goals

Our strategic goals include continuing to build geographical diversity, increasing market share by acquiring additional locations and maximizing per-location results. We believe that we are uniquely poised for continued growth within the market as a result of our industry-tested principles, proven and profitable results at our current resorts, experience with acquisitions and resort facility revitalization and a portfolio and financial position strong enough to accommodate investment in additional properties and development opportunities. We will continue to monitor attractive acquisition targets throughout the United States.

Our acquisition strategy is illustrated best by our past resort acquisitions. Our commitment to snowmaking has been a core component of our expansion, as we seek to acquire properties with on-site water resources sufficient to satisfy snowmaking needs and cover substantially all of the resort terrain. We currently consider all potential acquisition targets that would fit within our day ski area and overnight drive ski area expertise and complement our current resort portfolio. More specifically, we intend to actively pursue acquisitions in the regions in which we currently operate in order to enhance our presence within those markets and maximize certain operational efficiencies. Furthermore, in order to mitigate the risk that unfavorable weather may have on our annual revenues and further diversify our geographical footprint, we also intend to identify and monitor potential acquisition targets in new regions of the United States.

In addition to our acquisition strategies, we are continually investing in our existing resorts in order to maximize our revenues and increase our efficiencies within our current operations. For example, we are currently seeking approval for the redevelopment of Mount Snow. In October 2010, we submitted an Act 250 Application for our master plan, which involves constructing 900 residential units and larger skier service buildings to house restaurants, ski rental and other retail shops, guest services and other functions. The Vermont District Environmental Commission held hearings in November 2010 and February 2011. In June 2011, we expect the Vermont District Environmental Commission to issue its findings, which we expect will include approval of the master plan concept, but not of the actual construction phases. In June 2011, we intend to submit an Act 250 permit application for our first phase of construction, which includes the building of 110 residential units, one of which will hold an equipment rental facility, and a 33,000 square foot base lodge that will house a cafeteria, restaurant/bar, retail shop, ticketing and bag check. In the first quarter of fiscal 2011, we intend to submit a permit application for zoning approval. We expect the permitting process to last through the end of the calendar year and, depending on financing, permits and market conditions, we could begin construction as early as spring 2012.

Mount Snow serves the large population base of metropolitan New York City and surrounding areas. With a prime Northeast location and a decades-old tradition, we believe that appropriate mixed-use property development, including updated skier services, additional amenities and added occupancy capability, will create a significant opportunity for us and maximize Mount Snow’s profitability potential.

Revenue Components

We, like other day ski area and overnight drive ski area operators, earn our revenues in five principal categories. In order of their contribution, they are: lift tickets; food and beverage sales; equipment rentals; ski instruction; hotel/lodging; and merchandise sales. We have established company-wide standards within each key revenue center geared toward increasing skier visits and providing a quality ski experience. Key components of our strategy include promoting advance ticket purchases and group sales, minimizing potential skier bottlenecks in equipment rental and encouraging participation in ski lessons, particularly for new skiers. Each revenue center is discussed in more detail below.

(in thousands)
Revenue%	Fiscal 2010	% of Total	Fiscal 2009	% of Total	Fiscal 2008	% of Total

Lift Tickets	$46,419	51.7%	$43,447	51.5%	$42,937	50.6%
Food & Beverage	14,023	15.6%	12,870	15.3%	13,205	15.6%
Equipment Rental	8,040	8.9%	6,986	8.3%	7,294	8.6%
Ski Instruction	6,179	6.9%	5,688	6.7%	5,197	6.1%
Hotel/Lodging	5,535	6.2%	5,682	6.7%	5,788	6.8%
Merchandise	4,084	4.5%	3,897	4.6%	4,030	4.8%
Miscellaneous(1)	5,565	6.2%	5,723	6.8%	6,366	7.5%

Total Revenue	$89,845	100.0%	$84,293	100.0%	$84,817	100.0%

(1)	Miscellaneous includes summer activities and other non-ski related operations.

Fiscal 2010, 2009 and 2008 Revenue Composition

(1) Miscellaneous includes summer activities and other non-ski related operations.

Lift Ticket Sales

Lift tickets are our most important source of operating revenues. We place heavy emphasis on sales of season passes and advance group ticket sales to schools, religious organizations and other social groups at a discount. We market our season passes and advance group ticket sales to on-site ski visitors and the communities we serve. During the past two fiscal years, we have increased our pre-sale revenues by 1.4% and 9.6%. Pre-sold lift tickets accounted for approximately 26.3% and 27.7% of our total lift ticket sales during the past two fiscal years.

Most of our resorts typically offer two daily ski sessions during the week and three daily ski sessions on weekends and holidays. The cost of lift tickets at each of our resorts varies according to geographic region, session time and day of the week. The following chart demonstrates the average ETP at each of our resorts, other than Wildcat Mountain, over the past five ski seasons. Wildcat Mountain is not included, as we did not acquire it until November 2010. The prices included in the lift ticket calculation include only the tickets sold and season pass sales.

Food and Beverage Sales

The second largest revenue component is generated by food and beverage sales. Our facilities generally employ cafeteria-style and self-service options to provide a limited menu of simple foods, liquor, beer and wine. We try to maximize revenues and simplify operations by focusing on a limited menu that requires minimal special preparation related personnel costs.

Equipment Rentals

The third largest revenue component is generated by equipment rentals. Day ski areas generally attain a higher percentage of rental revenue than overnight fly destination ski areas and overnight drive ski areas because a large majority of day ski area skiers are novices, who typically do not own ski equipment. Equipment rental rates generally range between $23.00 and $35.00 per person per session. We have focused on improving our equipment rental facilities to provide quick access to new and high quality equipment, self-service options with expert advice and fitting available, and immediate access to the lifts and ski instruction areas from the rental facility. By eliminating the equipment rental bottleneck, we believe that we have significantly enhanced the skiers’ resort experience, which corresponds to increased rental revenues.

Instruction Services

Skiing lessons do not make up a significant portion of our consolidated revenues, but are considered important to operations because of the large numbers of novice or early intermediate skiers who typically visit day ski areas. We offer low group lesson prices to encourage participation, which range from $15.00 to $48.00 per person per lesson. Individual instructions and private lessons may range from $43.00 to $100.00 or more per lesson.

Hotel/Lodging

Because we primarily operate day ski areas, not all of our resorts offer hotel or other lodging services. Our hotel/lodging revenue is comprised of the revenue generated by the lodging facilities at our Attitash and Mount

Snow ski areas. Attitash and Mount Snow each have a Grand Summit Hotel on their properties, in which individuals purchase quartershare interval interests while we retain ownership of core hotel and commercial properties. We derive a revenue stream from operating the Grand Summit Hotels’ retail, restaurant and conference facilities and from renting quartershare interval interests when not in use by their owners. We also manage certain condominiums located near the Mount Snow ski area and receive a portion of the rental fees and property management fees relating to these condominiums. Finally, a small portion of the hotel/lodging revenue is comprised of room reservation fees generated by the Snow Lake Lodge at Mount Snow, fees for spa and health club services at the Grand Summit Hotels and fees for housekeeping and other related services.

Merchandise Sales

Like ski instruction services, merchandise sales also represent a relatively small percentage of our total revenues. Some of our resorts offer a selection of more substantial ski-related equipment, such as boots, skis and snowsuits, while others maintain only a minimal selection of smaller items, such as gloves and goggles. Merchandise selection and pricing decisions must be made in light of the local demographic conditions. To facilitate this level of detailed management, local ski area employees oversee their merchandise operations as they see fit for their markets. We also lease merchandise operations to third party merchants at Boston Mills, Brandywine and Paoli Peaks.

Marketing

We promote our resorts through both on-site marketing and external marketing. As discussed above, we encourage visitors to return to our resorts by offering complimentary skier orientations at our resorts. We also have marketing programs in place directed at attracting groups, such as religious organizations, social clubs, corporate entities, schools and civic organizations, and we offer discounts to active military personnel. We believe that these group discounts encourage new participants to try snow sports. Student passes are also sold through schools, and season passes are promoted through targeted direct mail marketing, the internet and local sporting goods stores.

Each of our resorts also maximizes community awareness through radio, special events and promotions and “free media” advertising, when possible. We host charity events and tournaments, issue free media passes and encourage live radio and television broadcasts for segments such as weather or sports, including the following:

•	Dew Tour
•	X-Games
•	Tough Mudder
•	SAM Cutters Camp
•	Transworld Trans-am Snowboard Event
•	Mountain Dew Vertical Challenge
•	NCAA National Downhill Championships
•	Special Olympics Games
•	Military Salutes
•	U.S. National Mountain Biking Championships

Finally, local tourist bureaus, lodging providers and travel agents are contacted regularly to keep the ski experience offered by our resorts at the forefront of local entertainment options.

Most marketing efforts drive traffic to our websites, where we provide guests with information regarding each of our resorts, including services and amenities, weather conditions, options for advance lift ticket purchases, live snow-cams, events and hospitality information.

Competition

We believe that there are high barriers to entry for new ski areas due to the limited private lands on which ski areas can be developed, the difficulty in getting the necessary government approvals and permits to build on public land and the substantial capital resources needed to construct the required ski infrastructure. As such, we believe that the risk that our market will become saturated with new industry participants is relatively low. We believe that our resorts do not directly compete with overnight fly destination ski areas, such as the larger ski resorts in Colorado, California, Nevada, Utah and other destination ski areas worldwide. Rather, we believe that we compete primarily with other existing day ski areas, overnight drive ski areas and non-ski related day vacations. The day ski area and overnight drive ski area industries currently consist of 471 resorts nationwide.

Our competition varies by geographical area. While we believe that our Midwest ski resorts face only limited competition within their relative metropolitan markets, we are not the only day ski areas or overnight drive ski areas in our Northeast and Southeast markets. We compete with approximately 135 resorts in the Northeast United States and 53 resorts in the Southeast United States. Based on the number of resorts we operate, we are the largest ski resort operator in the United States.

Environmental Protection

The use of energy and environmental sustainability are concerns to the ski industry as a whole. We are committed to employing environmentally friendly practices in providing exemplary service to our guests and community. We continually evaluate and improve our operations, and we optimize the positive impact of our sustainable efforts through partnerships with our guests, local community and suppliers.

As noted in “Operational Goals” above, we have adopted the Polecat system of snowmaking, which produces a significant amount of snow while reducing our energy costs. In addition, we use Polecat fan guns that are powered by electricity and have on-board compressors. As a result, we use diesel powered compressors at our Wildcat Mountain ski area only. We believe that the significant reduction in our use of compressors eliminates a substantial amount of diesel exhaust and carbon dioxide emissions each year.

Additionally, the hotel located on our Attitash resort, the Attitash Grand Summit Hotel, has been certified as a sustainable lodging facility by the New Hampshire Lodging and Restaurant Association. Likewise, the Grand Summit Resort Hotel on our Mount Snow resort has been certified as a green hotel by Vermont’s Green Hotels in the Green Mountain State program. The operating systems and practices that we have in place at these hotels reduce energy use, conserve water and reduce both hazardous and non-hazardous waste.

Finally, we have implemented recycling and re-use programs at our resorts and choose environmentally friendly alternatives to harsher chemicals to operate some of our equipment. For example, we use 100% Castrol synthetic oil to lubricate the lift cables on our ski lifts instead of a petroleum-based oil. We also use an environmentally friendly anti-freeze for ski lift and snowmaking compressor maintenance.

Seasonality

Ski resort operations are highly seasonal in nature, with our typical ski season beginning mid-December and running through the end of March. In an effort to partially counterbalance the concentration of revenue during the winter months, some of our properties offer non-ski attractions, such as golf, roller coasters, swimming and zip rides, but these activities do not comprise a substantial portion of our annual revenues.

We generate a large percentage of our revenues on weekends (Friday through Sunday) during the ski seasons and three holiday periods during the ski season — Christmas, Dr. Martin Luther King, Jr. Day and Presidents Day. The following table illustrates the percent of our total consolidated revenues contributed during these times for the past three ski seasons:

	2009/2010 Ski	2008/2009 Ski	2007/2008 Ski
	Season	Season	Season

Weekends During Ski Season(1)	33%	38%	36%
Christmas	15%	10%	13%
Dr. Martin Luther King, Jr. Day	6%	6%	6%
Presidents Day	8%	7%	7%

(1) Excludes Christmas, Dr. Martin Luther King, Jr. Day and Presidents Day if those days occurred on a Friday, Saturday or Sunday during the ski seasons reported.

Employees

We, together with our operating subsidiaries, currently employ approximately 400 year-round employees. During the height of our ski season, we employ approximately 7,500 seasonal employees.

Regulation and Legislation

The 1986 Ski Area Permit Act and Master Development Plans

The 1986 Ski Area Permit Act (the “1986 Act”) allows the Forest Service to grant Term Special Use Permits for the operation of ski areas and construction of related facilities on National Forest lands. In addition, the permits granted to our ski areas under the1986 Act require a Master Development Plan for each ski area that is granted a Special Use Permit. Of our 12 resorts, only portions of Attitash and Mount Snow and all of Wildcat Mountain operate under Special Use Permits. The ski-able terrain at our other resorts is located on land that we own or lease from non-government third parties.

Each area of National Forest land is required by the National Forest Management Plan to develop and maintain a Land and Resource Management Plan, which establishes standards and guidelines for the Forest Service to follow and consider in reviewing and approving our proposed actions. Under the 1986 Act, the Forest Service has the right to review and approve the locations, design and construction of improvements in the permit area and many operational matters.

The Special Use Permits expire as follows: Attitash ski area - April 4, 2047; Mount Snow ski area - April 4, 2047; and Wildcat Mountain ski area - November 18, 2050. We intend to request a new Special Use Permit for each resort as provided by the Forest Service regulations and terms of each existing Special Use Permit. To our knowledge, the Forest Service has never refused to issue a new Special Use Permit to replace an existing Special Use Permit for a ski resort in operation at the time of expiration.

Each Special Use Permit contains requirements and obligations on our part, including that we indemnify the Forest Service from third-party claims arising out of our operation under the Special Use Permit and that we comply with all applicable laws. We pay a fee to the Forest Service for the Special Use Permit which, pursuant to the terms of each Special Use Permit, could range from 1.5% to 4.0% of sales for services on Forest Service land. Historically we have paid fees ranging from 1.5% to 2.5% of sales for services on Forest Service land and do not expect that this will change in the near future. Included in the calculation are sales from lift tickets, season passes, ski instructions, food and beverages, equipment rental, merchandise, and other ancillary services.

The Special Use Permits may be amended by mutual agreement between us and the Forest Service to change the applicable ski area or permitted uses. The Forest Service may also modify the Special Use Permit to accommodate changes in plans or operations. Permit amendments must be consistent with the Forest Plan and are subject to the provisions of the National Environmental Policy Act (“NEPA”).

The Forest Service may also terminate a Special Use Permit if it determines that termination is required for specific compelling reasons. However, to our knowledge, no Special Use Permit has ever been terminated by the Forest Service without the consent of the operator.

We must propose a Master Development Plan for all improvements that we intend to make on National Forest lands and submit such plans to the Forest Service for review and acceptance. Once the Forest Service accepts a Master Development Plan, individual projects contemplated by the Master Development Plan will only be approved by the Forest Service upon separate applications that meet the requirements set forth by the Forest Service, including the requirements contained in the Special Use Permit.

National Environmental Policy Act

Under NEPA, our major proposed actions on all National Forest land, such as the expansion of a ski area or installation of new snowmaking equipment, must be assessed to determine the environmental impacts of such actions. Upon our application to the Forest Service to undertake major projects, the Forest Service must conduct an environmental study, which can impact the time it takes to complete a project. During these studies, the Forest Service is required to consider alternatives to proposed actions and the impacts that may be unavoidable. We may not get the Forest Service’s approval to undertake a project or may be required to take alternative action, depending on the results of the environmental studies.

Underground Storage Tank Regulations

We have underground storage tanks (“USTs”) on our ski area properties in Ohio, New Hampshire, Pennsylvania and Vermont for the purpose of storing gasoline, fuel oil and propane that we use in the operation of our resorts, lodges and skier service buildings. The federal Solid Waste Disposal Act gives the Environmental Protection Agency (“EPA”) the authority to regulate USTs. State UST programs that are at least as strict as the federal regulations and that have been approved by the EPA govern the USTs in lieu of the federal regulations. The objectives of the state UST programs are to ensure that:

•	USTs are properly constructed and designed in accordance with recognized industry standards;

•	installations, repairs and removals are conducted and inspected by qualified and trained individuals;

•	active USTs are properly operated and monitored for the release of substances; and

•	upon closure, USTs are properly decommissioned and sites are assessed for contamination.

We believe that the USTs at our facilities meet all state and federal construction and operation standards. Compliance with these UST regulations has not had a material impact on our capital expenditures, earnings or competitive position, and we do not expect it to have a material impact in the future.

MANAGEMENT

Directors and Executive Officers

Set forth below are the names, ages as of April 11, 2011 and positions with our Company of the persons who will serve as our directors and executive officers upon the consummation of this offering.

Name	Age	Position
Timothy D. Boyd	58	Chief Executive Officer, President, Director
Stephen J. Mueller	63	Chief Financial Officer, Vice President, Secretary, Director
Richard Deutsch	57	Vice President Business and Real Estate Development, Director
Jesse K. Boyd	29	Vice President Resort Operations
James T. Barry, Jr.	65	Director
Gregory R. Diekemper	52	Director
Stanley W. Hansen	68	Director
Michael Staenberg	57	Director

Timothy D. Boyd is the Chief Executive Officer, President and Director of the Company, and has served in these roles since the Company was founded in 1997. In 1982 and 1985, he developed the Hidden Valley ski area in St. Louis, Missouri and the Snow Creek ski area in Kansas City, Missouri, respectively, which are now owned by the Company. Mr. Boyd has extensive experience in the operation of day ski areas and overnight drive ski areas, as well as snowmaking. The board believes that this experience and his positions of Chief Executive Officer and President provide him with intimate knowledge of the Company’s day-to-day operations, business and competitive environment, as well as the Company’s opportunities, challenges and risks. Mr. Boyd graduated from the University of Missouri with a Bachelor of Science degree in Education and Economics. Mr. Boyd’s son, Jesse K. Boyd, is the Company’s Vice President Resort Operations and a named executive officer.

Stephen J. Mueller serves as the Company’s Chief Financial Officer, Vice President, Secretary and Director and has held these positions since 2001. In these positions, Mr. Mueller serves as the Company’s principal financial officer and is responsible for all financial and accounting aspects of the operations. Prior to joining the Company, Mr. Mueller was a shareholder with a firm of certified public accountants that he founded in 1991. He has also served as a partner at Touche Ross & Co. (now Deloitte & Touche LLP) and as Chief Financial Officer of an environmental services firm. While in public accounting, Mr. Mueller served a wide variety of clients in construction, service and recreation activities. Mr. Mueller received a Bachelor of Science degree in Accounting from St. Louis University. The board selected Mr. Mueller because of his experience in finance and accounting, as well as for his in-depth knowledge of the Company.

Richard Deutsch is the Company’s Vice President Business and Real Estate Development and a Director. He has served in these positions for over ten years. As the Vice President Business and Real Estate Development, Mr. Deutsch is responsible for developing the Company’s growth strategy, along with Messrs. T. Boyd and Mueller, and identifying and evaluating acquisition targets and other potential growth opportunities. The board believes that Mr. Deutsch’s successful acquisition experience in the ski industry and his understanding of the Company’s operations will be valuable in executing the Company’s growth strategy.

Jesse K. Boyd is the Vice President Resort Operations of the Company and has served in this position since 2008. As the Vice President Resort Operations, Mr. Boyd is responsible for overseeing the implementation of all of the operating procedures and policies for our ski areas. Prior to holding this position, Mr. Boyd was the General Manager of the Jack Frost and Big Boulder ski areas. Mr. Boyd has held several positions with the Company since 2003, including Manager of Outside Operations at the Hidden Valley ski area and Manager of Terrain Park Development. Mr. Boyd has a Bachelor of Science degree in Business Administration and Computer Science from Milligan College. Jesse K. Boyd is the son of Timothy D. Boyd, the Company’s Chief Executive Officer, President and Director.

James T. Barry, Jr., now retired, was a principal of The Barry Law Firm, which he founded in 1980. The Barry Law firm, which has received the highest legal rating (a “v”) by the Martindale — Hubbell Law directory, concentrates on banking, business and commercial matters. Mr. Barry has been in the practice of law for over 40 years and represents numerous institutions and businesses in the St. Louis, Missouri area. Mr. Barry is a 1967 graduate of the University of Notre Dame with a degree in Finance, and he received his juris doctorate from the St. Louis University School of Law in 1970. Currently, Mr. Barry is a director of the Evans Scholar Foundation/Western Golf Association, a member of the Missouri and Illinois Bar Associations as well as a number of other professional and civic organizations. The board selected Mr. Barry because of his legal experience in the areas of taxation, mergers and acquisitions and general business matters.

Gregory R. Diekemper is the President and Chief Executive Officer of Swank Audio Visuals and has served in these positions since November 2005. Mr. Diekemper has served in various positions at Swank Audio Visuals and an affiliated entity since 1994, including Controller, Chief Financial Officer, Vice President and Executive Vice President. In these positions, Mr. Diekemper was responsible for company finances and accounting, risk management, budgeting, internal control, marketing and other administrative aspects of operations. Swank Audio Visuals provides audio visual equipment and related professional technical services for approximately 330 hotels, conference centers and resorts in more than 60 cities in the United States, Canada and the Middle East. From 1985 to 1994, Mr. Diekemper served as Controller, Vice President, Chief Financial Officer and Treasurer of Guarantee Electrical. He graduated from the University of Missouri with a Bachelor’s Degree in Business Administration (Accountancy). The board selected Mr. Diekemper because of his financial and accounting expertise, his experiences as the principal financial officer of large companies and his work in the hospitality industry.

Stanley W. Hansen, now retired, has over 40 years of experience in the operation of ski resorts. From 2008 to 2010, Mr. Hansen served as a director of Squaw Valley Development Company, the owner and operator of the Squaw Valley ski area in Lake Tahoe, California. From 2005 to 2007, he served as Senior Vice President Real Estate of American Skiing Company, the former owner of numerous ski areas throughout the United States, including Mount Snow and Attitash, and a company with a class of stock formerly registered pursuant to Section 12 of the Securities Exchange Act of 1934. Mr. Hansen served as Managing Director of Mount Snow from 2002 to 2005 when it was owned by American Skiing Company. From 1966 to 2001, Mr. Hansen held several positions with Heavenly Ski Resort, including President, General Manager and Senior Vice President. The board selected Mr. Hansen because of his specialized knowledge and skills relating to the ownership and operation of ski areas, his experience relating to past ski area acquisitions and his first-hand experience in the operations of Mount Snow. Mr. Hansen graduated from San Jose State University with a Bachelor’s degree in Business Management. He was also a part of the Stanford Executive Program in Finance and Marketing from 1985 to 1986.

Michael Staenberg is currently the President of THF Realty, a company he founded in 1991, and has been since 1991. THF Realty is a real estate developer with over 22 million square feet of property and retail shopping centers. Mr. Staenberg has been active in the real estate business for over 27 years, and he has served as the developer of more than 100 shopping centers in over 25 states. Mr. Staenberg has won awards in the St. Louis area recognizing his business leadership and entrepreneurship. Currently, Mr. Staenberg is a member of the International Council of Shopping Centers and the Metropolitan St. Louis Board of Realtors, in addition to being involved with numerous charitable organizations. He is a graduate of the University of Arizona with degrees in Economics and Finance. The board selected Mr. Staenberg because of his extensive experience in property development and acquisitions.

Composition and Committees of the Board

Our board currently consists of seven directors. Our board has established the following committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

The majority of our board members are independent. The board has determined that each of Messrs. Barry, Diekemper, Hansen and Staenberg is an independent director pursuant to the requirements of NASDAQ, and each of the members of the audit committee satisfies the additional conditions for independence for audit committee members required by NASDAQ.

Audit Committee

Messrs. Barry, Diekemper and Hansen, each an independent director, serve on our audit committee. Mr. Diekemper is the chair of the audit committee. The committee assists our board in its oversight responsibilities relating to (i) the quality and integrity of our financial statements, (ii) our accounting and reporting policies and procedures, (iii) our risk management policies, (iv) our compliance with legal and regulatory requirements that may have a material impact on our financial statements, (v) our independent registered public accounting firm’s qualifications, independence and performance, (vi) our disclosure controls and procedures, and (vii) our internal control over financial reporting. The board has determined that Mr. Diekemper qualifies as an “audit committee financial expert” as that term is defined in Item 407(d)(5) of Regulation S-K, as promulgated by the SEC.

Compensation Committee

Messrs. Barry, Hansen and Staenberg serve on our compensation committee. Mr. Barry is the chair of the compensation committee. The committee is responsible for designing, approving and evaluating executive compensation and benefits, as well as reviewing and approving such other compensation matters as the committee deems appropriate. Each member of the committee is independent, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, and an “outside director” for purposes of Section 162(m) of the Internal Revenue Code of 1986.

Nominating and Corporate Governance Committee

Messrs. Barry, Diekemper and Staenberg, each an independent director, serve on our nominating and corporate governance committee. Mr. Staenberg is the chair of this committee. The committee is responsible for identifying individuals qualified to become directors and committee members; recommending director nominees to the board; developing and recommending approval of policies and guidelines relating to, and generally overseeing matters of, corporate governance; and leading the board’s annual review of its committee charters.

Compensation Committee Interlocks and Insider Participation

Though our board did not have a compensation committee during the entire current or previous fiscal year, none of the individuals who will serve on our compensation committee during the remainder of the current fiscal year and fiscal 2011 has served our company or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board or compensation committee.

Code of Ethics

We have adopted a Code of Conduct and Business Ethics applicable to all employees, including executive officers, and directors. A copy of the Code of Conduct and Business Ethics is available on our corporate website at www.peakresorts.com. Any amendments to the Code of Conduct and Business Ethics, or any waivers of its requirements, will be disclosed on our website and reported to the SEC, as may be required.

Director Compensation

Historically, our directors have not received compensation for their service as directors and, as such, did not receive any compensation for the fiscal year ended April 30, 2010. Immediately prior to this offering, we adopted a new director compensation program pursuant to which our non-employee directors will receive a $10,000 annual retainer for service on our board and $2,500 for each board and committee meeting attended. We reimburse our non-employee directors for reasonable travel expenses incurred in attending the board and committee meetings. We also intend to allow our non-employee directors to participate in any equity compensation plans that we adopt in the future, on the same terms as other eligible employees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes and explains our compensation program for the fiscal year ended April 30, 2010 for our named executive officers, who are listed as follows:

•	Timothy D. Boyd, Chief Executive Officer and President;
•	Stephen J. Mueller, Chief Financial Officer, Vice President and Secretary;
•	Richard Deutsch, Vice President Business and Real Estate Development; and
•	Jesse K. Boyd, Vice President Resort Operations.

This section also explains how we expect the compensation of our named executive officers will change following this offering.

Historical Compensation Decisions

Our compensation approach has been tied to our stage of development as a Company. Before this offering, we were privately-held and therefore not subject to any stock exchange or SEC rules relating to compensation, board committees and independent board representation. We informally considered the responsibilities connected with each management position and the available funds for management compensation when making past compensation decisions. Each year after the financial statements had been prepared for the prior fiscal year, Messrs. Boyd, Mueller and Deutsch convened to discuss compensation of management and certain other employees, including themselves, and made adjustments to executive pay as they deemed appropriate and feasible given the Company’s financial position.

Though we did not have a formal compensation program in place, we believe that our informal program and compensation methods furthered the following objectives:

•	to retain talented individuals to contribute to the Company’s sustained progress, growth and profitability; and

•	to reflect the unique qualifications, skills, experiences and responsibilities of each individual.

New Compensation Philosophy and Objectives

We recently formed a compensation committee comprised of board members who meet the definition of independent as set forth in applicable NASDAQ rules. As of its inception, the compensation committee has been tasked with the responsibility to establish and implement our new compensation philosophy and objectives, administrate the Company’s executive and director compensation programs and plans, and review and approve the compensation of our named executive officers. The committee is currently in the process of evaluating our historical compensation practices and customizing a new management compensation program for our specific circumstances.

As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation program will continue to evolve. Accordingly, the compensation paid to our named executive officers in the past is not necessarily indicative of how we will compensate them after this offering.

Compensation Committee Procedures

The compensation committee’s responsibilities are specified in its charter. The compensation committee’s functions and authority include, among other things:

•	determination of the chief executive officer’s compensation and annual evaluation of the chief executive officer’s performance;

•	approval of the compensation for all other executive officers;

•	recommendation and administration of incentive and equity compensation plans, as well as other employee benefit plans;

•	review and recommendation of employment, severance and change of control agreements for executive officers; and

•	management of risk relating to incentive compensation.

Elements of Compensation

Historically, our executive officers have received annual salaries as their compensation for services. We believe that our key executives’ compensation is reflective of their leadership roles in a growing company in relation to our financial performance. While we do not have access to the compensation programs of most of our peers within the industry because they are privately-held, we believe that our executive compensation is competitive within the industry and adequate to retain and incentivize our key executives.

In the past, we have not included equity compensation as part of our executive compensation packages because, prior to this offering, there was no public market for our common stock. In addition, we did not want to dilute the ownership of the stockholder group that existed prior to the public offering of our common stock. In connection with this offering, however, we intend to provide our named executive officers both short and long-term incentive compensation as part of our new compensation practices in the form of cash bonuses, restricted stock and options to purchase our common stock, as the compensation committee may deem appropriate.

Other Executive Benefits

Our named executive officers are eligible for the following benefits on the same basis as other eligible employees:

•	health insurance;
•	vacation, personal holidays and sick days;
•	life insurance and supplemental life insurance;
•	short-term and long-term disability; and
•	a 401(k) plan with matching contributions.

Employment Agreements

We do not currently have employment agreements with any of our named executive officers but anticipate entering into executive employment agreements with each of Messrs. T. Boyd, Mueller and Deutsch prior to the completion of our initial public offering. We expect that these employment agreements will provide for certain payments and other benefits in the event of a change of control.

Tax Considerations

In the past, we have not taken into consideration the tax consequences to employees and the Company when considering types and levels of awards and other compensation granted to executives and directors; however, we anticipate that the compensation committee will consider these tax implications when determining executive compensation in the future.

2010 Summary Compensation Table

The following table sets forth all compensation paid to our named executive officers for the years ending April 30, 2010, 2009 and 2008.

			All Other
Name and Principal Position	Year	Salary	Compensation(1)	Total

Timothy D. Boyd, Chief Executive Officer and President	2010	$442,000	$25,285	$467,285

	2009	$442,000	$12,285	$454,285

	2008	$420,750	$15,783	$436,533

Stephen J. Mueller, Chief Financial Officer, Vice President and Secretary	2010	$416,000	$14,700	$430,700

	2009	$416,000	—	$416,000

	2008	$396,000	$7,787	$403,787

Richard Deutsch, Vice President Business and Real Estate Development	2010	$416,000	—	$416,000

	2009	$416,000	—	$416,000

	2008	$396,000	—	$396,000

Jesse K. Boyd, Vice President Resort Operations	2010	$106,250	$7,671	$113,921

	2009	$105,521	$8,018	$113,539

	2008	$99,251	$11,464	$110,715

(1) For Mr. T. Boyd, All Other Compensation consists of the imputed value of group term life insurance premiums paid on his behalf and for Messrs. T. Boyd, Mueller and J. Boyd, for fiscal years 2010 and 2008, the Company’s matching contributions paid to the Company’s 401(k) Plan on behalf of each executive officer. All Other Compensation for Messrs. T. Boyd and J. Boyd also includes an allowance for personal automobile usage.

PRINCIPAL STOCKHOLDERS

The following table shows the amount of our common stock beneficially owned as of April 4, 2011 prior to the offering and after giving effect to this offering by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each member of the board of directors, (iii) each of the named executive officers and (iv) all members of the board of directors and the executive officers, as a group. A person is a “beneficial owner” of a security if that person has or shares voting or investment power over the security or if he or she has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 6,969,200 shares of our common stock outstanding as of April 4, 2011, giving effect to the anticipated 175 for 1 stock split. In addition, all other information presented in the table below has been adjusted to reflect the anticipated 175 for 1 stock split. Except as otherwise noted, the principal address for the stockholders listed below is c/o Peak Resorts, Inc., 17409 Hidden Valley Drive, Wildwood, Missouri 63025.

	Shares Beneficially Owned		Shares Beneficially Owned
Name	Prior to This Offering		After This Offering
	Number	Percent	Number	Percent

Timothy D. Boyd(1)	2,232,650	32.0%	•	•

Stephen J. Mueller	855,925	12.3%	•	•

Richard Deutsch	845,950	12.1%	•	•

Jesse K. Boyd(2)	106,750	1.5%	•	•

James T. Barry, Jr.	--	--	•	•

Gregory R. Diekemper	--	--	•	•

Stanley W. Hansen	--	--	•	•

Michael Staenberg	--	--	•	•

Glenn E. Boyd, Jr.(3)	567,700	8.1%

Robin B. Graham(4)	954,275	13.7%	•	•

David Grenier(5)	366,800	5.3%	•	•

All named directors and executive officers as a group (8 persons)	4,041,275	58.0%	•	•

(1) Includes 1,515,150 shares held by Mr. T. Boyd as Trustee of the Timothy D. Boyd Revocable Trust, dated August 27, 1996. This amount also includes 188,300 shares held by Mr. T. Boyd’s wife, Melissa K. Boyd, as Trustee of the Timothy D. Boyd 2011 Family Trust u/a, dated January 28, 2011 and 529,200 shares held by Ms. Boyd as Trustee of the Melissa K. Boyd Revocable Trust, dated August 27, 1996. Ms. Boyd has sole voting and investment power as Trustee.

(2) Includes 101,500 shares held by Mr. J. Boyd in his name and 5,250 shares held by Mr. J. Boyd and Jessica Boyd, his wife, as tenants by the entirety over which they share voting and investment power.

(3) Includes 567,700 shares held by Glenn Edward Boyd and Vickie L. Boyd, Trustees of the 2001 Boyd Family Trust u/a November 30, 2011, over which Mr. G. Boyd and Ms. V. Boyd share voting and investment power. Mr. G. Boyd’s principal address is 15732 Los Gatos Boulevard, #406, Los Gatos, California 95032.

(4) Includes 461,475 shares held by Ms. Graham in her name; 580 shares held by Kent D. Graham, her husband, in his name; 188,300 shares held by Mr. Graham as Trustee of the Robin B. Graham Family Trust u/a, dated January 28, 2011; 101,500 shares held by Kent and Robin Graham as Co-Trustees of the Boyd Family Trust, f/b/o Ashley E. Graham, dated November 27, 1996; and 101,500 shares held by Kent and Robin Graham as Co-Trustees of the Boyd Family Trust, f/b/o Lauren G. Graham, dated November 27, 1996. Mr. Graham has sole voting and investment power over the shares he owns in his name and as Trustee, and Mr. and Ms. Graham share voting and investment power over those shares for which they serve as Co-Trustees. The principal address for Ms. Graham is c/o Attitash Ski Area, P.O. Box 308, Bartlett, New Hampshire 03812.

(5) Includes 366,800 shares held by David Grenier and Linda S. Grenier, or their Successor(s) as Trustee(s) of the David Grenier Living Trust, dated August 11, 1994, over which Mr. and Ms. Grenier share voting and investment power. Mr. Grenier’s principal address is c/o Snow Creek Ski Area, P.O. Box 567, Weston, Missouri 64098.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Resort Holdings, L.L.C. is a limited liability company previously owned by Timothy Boyd and Stephen Mueller, two of our named executive officers and directors. Mr. Boyd and Mr. Mueller each owned 50% of the interests of Resort Holdings, L.L.C.

In 2005, the Company loaned Resort Holdings, L.L.C. approximately $374,000 to purchase a home in Pennsylvania near the Jack Frost and Big Boulder resorts. The loan accrued interest at a rate of 6.5%, payable in installments of $1,900 per month for 30 years. On April 1, 2010, the Company and Resort Holdings, L.L.C. entered into a lease pursuant to which the Company leased the home from Resort Holdings, L.L.C. for $33,600 per year for business purposes.

In 2007, Resort Holdings, L.L.C. purchased a condominium in Vermont. The Company loaned Resort Holdings, L.L.C. approximately $398,000 to purchase this condominium. The loan was payable monthly over 30 years at an interest rate of 6.5%. On September 1, 2010, the Company began leasing the condominium from Resort Holdings, L.L.C. for business purposes for $48,000 per year pursuant to a lease agreement.

Subsequent to the purchase of the Vermont condominium in 2007, Resort Holdings, L.L.C. received a mortgage from a third party financial institution and paid down the aggregate loan amount owed to the Company.

The amount outstanding as of March 31, 2011 under the aggregate loan to Resort Holdings, L.L.C. was $137,000. Information relating to the principal amounts outstanding and payments made on the loan during the periods presented below is as follows:

	Fiscal Year Ended April 30,
	2010	2009	2008

Largest aggregate amount of principal outstanding	$103,000	$119,000	$301,000
Amount of principal paid	17,000	16,000	181,000
Amount of interest paid	6,000	7,000	12,000

Effective as of April 1, 2011, the Company entered into a Limited Liability Company Membership Interest Sale and Assignment Agreement with each of Messrs. Boyd and Mueller, pursuant to which the Company agreed to purchase the membership interests of Resort Holdings, L.L.C. owned by Messrs. Boyd and Mueller, which constitute all of the outstanding membership interests of Resort Holdings, L.L.C. The total purchase price was $27,869 to each of Messrs. Boyd and Mueller, or an aggregate of $55,738. As a result of these transactions, Resort Holdings, L.L.C. became a wholly-owned subsidiary of the Company. The outstanding liabilities of Resort Holdings, L.L.C. include approximately $474,000 due on the mortgage relating to the properties and approximately $106,000 owed to the Company, its parent corporation. The disinterested members of the board of directors, including the audit committee members, reviewed the facts relating to the Resort Holdings, L.L.C. transaction and ratified the Company’s purchase of Resort Holdings, L.L.C.

On October 30, 2007, the Company and certain of its subsidiaries entered into an Amended and Restated Credit and Security Agreement with EPT Ski Properties, Inc. pursuant to which EPT Ski Properties, Inc. provided the Company with a $31 million operating loan. This amount was later increased to $41 million upon the execution of the Second Amended and Restated Promissory Note, dated August 5, 2008. Messers Boyd and Mueller and Richard Deutsch, another of our named executive officers and directors, executed a Consent and Agreement of Guarantors on October 30, 2007 pursuant to which they each personally guarantee payment of the amount due by the Company under, and satisfaction of all other obligations pursuant to, the Amended and Restated Credit and Security Agreement. During the fiscal year ended April 30, 2010, the largest aggregate amount of principal outstanding under the Amended and Restated Credit and Security Agreement was $32.2 million. As of March 31, 2011, the Company owed $32.2 million under the Amended and Restated Credit and Security Agreement. There were no required principal payments on the outstanding loan amount under the Amended and Restated Credit and Security Agreement during the fiscal year ended April 30, 2010, but the Company made payments of $3.0 million of interest on the outstanding loan amount during this period. During the fiscal years ended April 30, 2009 and 2008, the Company made $3.0 million and $2.2 million of interest payments, respectively, and no payments on principal relating to the outstanding loan amount. The Company currently pays interest at a rate of 9.4% on the outstanding balance owed under the Amended and Restated Credit and Security Agreement.

The Company has occasionally extended credit to Mr. Deutsch for personal expenses, subject to his repayment. During fiscal 2010, 2009 and 2008, the largest aggregate amount of principal outstanding on this debt was approximately $105,000, $133,660 and $144,330, respectively. As of March 31, 2011, approximately $44,470 of this debt was outstanding, which has since been repaid in full. Mr. Deutsch made payments on the principal amount of the outstanding debt in the amounts of approximately $60,690, $30,350 and $30,350 during fiscal years 2010, 2009 and 2008, respectively. No interest payments were made during fiscal years 2010, 2009 and 2008.

Policies and Procedures for Related Party Transactions

As provided by the audit committee’s charter, the audit committee must review and approve all transactions between the Company and any related person that are required to be disclosed pursuant to Item 404 of Regulation S-K. “Related person” and “transaction” shall have the meanings given to such terms in Item 404 of Regulation S-K, as amended from time to time. In determining whether to approve or ratify a particular transaction, the audit committee will take into account any factors it deems relevant.

DESCRIPTION OF CAPITAL STOCK

The following discussion summarizes the material terms of the common stock to be issued in connection with the public offering contemplated by this Prospectus. This discussion does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and our amended and restated by-laws, copies of which have been filed as exhibits to the registration statement of which this Prospectus forms a part.

Authorized capital stock

Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of • , we had outstanding shares of common stock, held of record by •  stockholders.

The common stock has the voting rights described below under “—Voting,” and the dividend rights described below under “—Dividends.” Holders of common stock do not have conversion or redemption rights or any preemptive rights to subscribe for any of our unissued securities.

Voting

Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders.

Dividends

Holders of common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company when, as, and if declared by the board of directors out of assets or funds of the Company legally available therefor.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws

Certain provisions of our amended and restated articles of incorporation and amended and restated by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, and (ii) the removal of incumbent officers and directors.

•	Removal of Directors; Vacancies. Our amended and restated by-laws provide that a director may be removed from office (i) by action of a majority of the board only if such director fails to meet the qualifications for director as stated in the amended and restated by-laws or is in breach of any agreement between such director and the Company relating to his or her services as a director or employee of the Company, or (ii) by a vote of at least 66 2/3% of the shares then entitled to vote in the election of directors, voting as a single class. A vacancy on the board of directors may be filled only by a majority of the remaining directors in office.

•	No Cumulative Voting. Our amended and restated articles of incorporation prohibit cumulative voting.

•	Calling of Special Meetings of Stockholders. The amended and restated by-laws provide that special meetings of the stockholders may only be called by the chairman of the board, the president of the Company, or by resolution of the board of directors upon a vote of at least 75% of all shares issued and outstanding and entitled to vote at the special meeting.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.

•	Amendment of Amended and Restated By-laws. Our amended and restated by-laws can only be amended by the board of directors.

Warrants

In connection with the initial public offering of our common stock, we have agreed to issue to the underwriters warrants to purchase up to an aggregate of •  shares of common stock at an exercise price of $ •  per share, assuming an initial public offering price of $ •  per share, which is the mid-point of the range listed above. These warrants are exercisable commencing on the first anniversary of the date of this Prospectus and ending on the fifth anniversary of the date of this Prospectus. The warrant agreement provides for a one-time demand registration right and piggy-back registration rights for a period of four years, beginning one year from the date of this Prospectus. The warrant agreement also provides for anti-dilution rights, such that the amount of common stock underlying the warrants will be adjusted to reflect stock dividends, splits and recapitalizations. According to the warrant agreement, the exercise price of the warrants will be adjusted proportionately to reflect stock dividends, split-ups, consolidations, combinations, reclassifications, reorganizations or other similar events.

Listing

We have applied to have the common stock listed on the NASDAQ Global Market under the symbol “PEAK”.

Transfer Agent

We have appointed Computershare Investor Services as the transfer agent and registrar for the common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could materially and adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Upon completion of this offering, we will have •  shares of common stock outstanding. Of these shares of common stock, the •  shares of common stock being sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining •  shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 of the Securities Act, which is summarized below. Taking into account the lock-up agreements described below and the provisions of Rule 144, additional shares of our common stock will be available for sale in the public market as follows:

•	• shares of restricted securities will be available for sale at various times after the date of this Prospectus pursuant to Rule 144; and

•	• shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this Prospectus pursuant to Rule 144.

Rule 144

The availability of Rule 144 will vary depending on whether shares of our common stock are restricted and whether they are held by an affiliate or a non-affiliate. For purposes of Rule 144, a non-affiliate is any person or entity that is not our affiliate at the time of sale and has not been our affiliate during the preceding three months.

In general, under Rule 144, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell within any three-month period any number of such shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately • shares immediately after consummation of this offering; or

•	the average weekly trading volume of our common stock on the open market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

In addition, any sales by our affiliates under Rule 144 are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Our affiliates must comply with all the provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of our common stock that are not restricted securities, such as shares acquired by our affiliates either in this offering or through purchases in the open market following this offering. An “affiliate” is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, an issuer.

Similarly, once we have been a reporting company for at least 90 days, a non-affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell those shares without complying with the volume limitation, manner of sale and notice provisions of Rule 144, provided that certain public information is available. Furthermore, a non-affiliate who has beneficially owned our shares of restricted common stock for at least one year will not be subject to any restrictions under Rule 144 with respect to such shares, regardless of how long we have been a reporting company.

We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Lock-Up Agreements

We and our officers, directors and holders of all of our common stock have agreed with the underwriters not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified limited exceptions and extensions described elsewhere in this Prospectus, during the period continuing through the date that is 180 days (subject to extension) after the date of this Prospectus, except with the prior written consent of Rodman & Renshaw, LLC, on behalf of the underwriters. See “Underwriting.” Rodman & Renshaw, LLC may release any of the securities subject to these lock-up agreements at any time without notice.

Immediately following the consummation of this offering, stockholders subject to lock-up agreements will hold •  shares of our common stock, representing about • % of our outstanding shares of common stock after giving effect to this offering.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS TO
NON-UNITED STATES HOLDERS

The following is a summary of material United States federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-United States holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-United States holder” means a beneficial owner of our common stock that is, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation (or an entity treated as a foreign corporation for United States federal income tax purposes); or

•	a foreign estate or foreign trust.

In the case of a holder that is classified as a partnership for United States federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, we urge you to consult your own tax advisor.

This summary is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code, the related Treasury regulations and applicable administrative and judicial interpretations, all as of the date of this Prospectus. Those authorities may change, perhaps retroactively, so as to result in United States federal income tax consequences different than those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the United States Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of United States federal income and estate taxes that may be relevant to non-United States holders in light of their personal circumstances and does not deal with federal taxes other than the United States federal income and estate taxes or with state, local or non-United States tax considerations. Special rules, not discussed here, may apply to certain non-United States holders, including:

•	United States expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-United States holders are urged to consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-United States holder that holds our common stock as a capital asset (generally property held for investment).

If you are considering the purchase of our common stock, we urge you to consult your own tax advisor concerning the United States federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under United States tax laws other than the federal income and estate tax law or under the laws of any other taxing jurisdiction, in light of your particular circumstances.

Dividends

We do intend to pay cash distributions on our common stock on a quarterly basis, subject to the availability of funds. See “Dividend Policy.” Distributions on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of both our current and accumulated earnings and profits will constitute a return of capital that reduces (but not below zero) the non-United States holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under “Gain on Disposition of Common Stock” below. Dividends paid to a non-United States holder generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, of the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-United States holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment of the non-United States holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied (usually by providing us with an IRS Form W-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-United States holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If we are a “United States real property holding company” (a “USRPHC”), as described below, distributions (or portions of distributions) to non-United States holders that are not dividends will be subject to withholding of United States federal income tax at a rate of 10%. However, a non-United States holder may be able to claim a refund of such withheld tax imposed on a return of capital distribution (up to its adjusted tax basis in our shares) by filing a timely United States federal income tax return.

A non-United States holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-United States holders that are pass-through entities rather than corporations or individuals.

A non-United States holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with a trade or business conducted by the non-United States holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-United States holder);

•	if the non-United States holder is an individual, such non-United States holder is present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and such non-United States holder has a “tax home” (as defined in the Code) in the United States; or

•	we are or have been a USRPHC for United States federal income tax purposes at any time during the shorter of the period that the non-United States holder held our common stock and the five-year period ending on the date the non-United States holder disposes of our common stock.

Unless an applicable income tax treaty provides otherwise, a non-United States holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other taxable disposition under regular graduated United States federal income tax rates in the same manner as if it were a United States person as defined under the Code. In addition, a non-United States holder described in the first bullet point immediately above that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits that are not reinvested in its United States trade or business or at such lower rate as may be specified by an applicable income tax treaty.

An individual non-United States holder who is described in the second bullet point immediately above will be subject to a flat 30% tax on the gain recognized from the sale or other taxable disposition (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by certain United States-source capital losses. We urge non-United States holders to consult any potentially applicable income tax treaties that may provide for different rules.

With respect to the third bullet point above, generally a corporation is a USRPHC if the fair market value of its United States real property interests (net of certain debt secured by such real property) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (net of certain debt secured by such real property and other assets). We have not determined whether we are a USRPHC, but we believe that we are now likely a USRPHC and likely will remain a USRPHC for the foreseeable future. However, so long as our common stock continues to be “regularly traded on an established securities market,” a non-United States holder will be taxable on gain recognized on the sale or other taxable disposition of our common stock only if the non-United States holder actually or constructively holds or held more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-United States holder’s holding period for our common stock. If our common stock ceases to be regularly traded on an established securities market, and we are or have been a USRPHC during the five-year period ending on the date of disposition or, if shorter, the non-United States holder’s holding period for our common stock, all non-United States holders would be subject to United States federal income tax on a disposition of our common stock. There can be no assurance that our common stock will continue to be regularly traded on an established securities market.

We urge non-United States holders to consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) at the time of death will be included in such individual’s gross estate for United States federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to United States federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-United States holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-United States holder resides under the provisions of an applicable income tax treaty or agreement.

A non-United States holder will be subject to backup withholding (currently at a 28% rate of tax) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-United States holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-United States holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

Recently enacted legislation imposes a United States withholding tax at a 30% rate on certain distributions and proceeds of sale in respect of shares of our common stock received by United States persons who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-United States holders if certain disclosure requirements related to United States accounts or ownership are not satisfied. If payment of withholding taxes is required, non-United States holders that are otherwise eligible for an exemption from, or reduction of, United States withholding taxes with respect to such distributions and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld. These new withholding rules are generally effective for payments made after December 31, 2012.

THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Rodman & Renshaw, LLC is acting as the sole managing underwriter of this offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this Prospectus, Rodman & Renshaw, LLC, or the underwriter, has agreed to purchase, and we have agreed to sell to them, all •  shares of common stock offered by this Prospectus.

Nature of Underwriting Commitment

The underwriter is offering the shares of common stock subject to its acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock offered by this Prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this Prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares covered by the over-allotment option described below. The underwriter initially proposes to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this Prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $ •  a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriter.

Option to Purchase Additional Shares

We have granted to the underwriter an option, exercisable for 45 days from the date of this Prospectus, to purchase up to an aggregate of •  additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriter may exercise this option, in whole or in part, solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this Prospectus. If the over-allotment option is exercised in full, the total price to the public would be $ • , the total underwriter discounts and commissions would be $ •  and the total proceeds to us would be $ • .

Discounts and Commissions

The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per		No
	Share		Exercise		Full Exercise

Public offering price	$	•	$	•	$	•
Underwriting discount	$	•	$	•	$	•
Non-accountable expense allowance	$	•	$	•	$	•
Proceeds, before expenses, to us	$	•	$	•	$	•

In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $ •  million.

We have agreed to pay the underwriter a non-accountable expense allowance equal to 1% of the public offering price or $ • . We have also agreed to issue to the underwriter a common stock purchase warrant to purchase up to •  shares of our common stock. The warrant will have an exercise price equal to 125% of the price of the shares sold in the offering. The warrant is exercisable commencing one (1) year after the effective date of the registration statement of which this Prospectus forms a part, and will be exercisable for four (4) years thereafter. The warrant also provides for unlimited “piggyback” registration rights at our expense with respect to the underlying shares of common stock. Pursuant to the rules of the Financial Industry Regulatory, Inc., or FINRA, and in particular Rule 5110, the warrant (and underlying shares) issued to the underwriter may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days immediately following the date of delivery and payment for the shares offered; provided, however, that the warrant (and underlying shares) may be transferred to officers or partners of the underwriter as long as the warrants (and underlying shares) remain subject to the lockup.

Lock-ups

We, all of our directors and officers and holders of our outstanding stock have agreed that, subject to specified exceptions, without the prior written consent of the underwriter, we and they will not, during the period beginning on the date of this Prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock; or

•	make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraphs do not apply to:

•	the sale by us of shares to the underwriter in connection with the offering;

•	the issuance by us of options or shares of stock under any stock compensation plan;

•	transactions relating to shares of common stock or other securities convertible or exchangeable into common stock acquired in open market transactions after the completion of the offering of the shares; provided that no filing with the SEC shall be required or shall be made voluntarily in connection with such transaction; or

•	the transfer of shares of common stock or any security convertible or exchangeable into shares of common stock as a bona fide gift, or by will or intestate succession to a member of the immediate family of our stockholders, or to a trust for the benefit of such immediate family member; provided that it shall be a condition to the transfer or distribution that the transferee provide prior written notice of such transfer or distribution to the underwriter and execute a copy of the lock-up agreement, that no filing by any donee or transferee with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on Form 5, and that no such transfer or distribution may include a disposition for value.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Stabilization

In order to facilitate this offering of common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriter may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the over-allotment option. The underwriter can close out a covered short sale by exercising the over- allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriter may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriter may bid for and purchase shares of common stock in the open market. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities and may end any of these activities at any time.

Other Terms

We will apply to have our common stock approved for quotation on the NASDAQ Global Market under the symbol “PEAK”.

We and the underwriter have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the underwriter. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary Prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial offering price. A Prospectus in electronic format may be made available on a web site maintained by the underwriter, and the underwriter may distribute Prospectuses electronically.

Foreign Regulatory Restrictions on Purchase of Our Common Stock

We have not taken any action to permit a public offering of our common stock outside the U.S. or to permit the possession or distribution of this Prospectus outside the U.S. Persons outside the U.S. who come into possession of this Prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of the Prospectus outside the U.S. In addition to the public offering of our common stock in the U.S., the underwriter may, subject to applicable foreign laws, also offer our common stock to certain institutions or accredited persons in the following countries:

Australia

If this document is issued or distributed in Australia it is issued or distributed to “wholesale clients” only, not to “retail clients”. For the purposes of this paragraph, the terms “wholesale client” and “retail client” have the meanings given in section 761 of the Australian Corporations Act 2001 (Cth). This document is not a disclosure document under the Australian Corporations Act, has not been lodged with the Australian Securities & Investments Commission and does not purport to include the information required of a disclosure document under the Australian Corporations Act. Accordingly, (i) the offer of securities under this document is only made to persons to whom it is lawful to offer such securities under one or more exemptions set out in the Australian Corporations Act, (ii) this document is only made available in Australia to those persons referred to in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as referred to in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this document.

China

THIS PROSPECTUS HAS NOT BEEN AND WILL NOT BE CIRCULATED OR DISTRIBUTED IN THE PRC, AND SECURITIES MAY NOT BE OFFERED OR SOLD, AND WILL NOT BE OFFERED OR SOLD TO ANY PERSON FOR RE-OFFERING OR RESALE, DIRECTLY OR INDIRECTLY, TO ANY RESIDENT OF THE PRC EXCEPT PURSUANT TO APPLICABLE LAWS AND REGULATIONS OF THE PRC.

UAE

The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the Dubai Financial Services Authority (the “DFSA”), a regulatory authority of the Dubai International Financial Centre (the “DIFC”).

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Dubai

The issuer is not licensed by the Dubai Financial Services Authority (“DFSA”) to provide financial services in the Dubai International Financial Centre (“DIFC”). The offering has not been approved or licensed by the Central Bank of the United Arab Emirates (the “UAE”), Securities and Commodities Authority of the UAE and/or any other relevant licensing authority in the UAE including any licensing authority incorporated under the laws and regulations of any of the free zones established and operating in the territory of the UAE, in particular the DFSA, a regulatory of the DIFC.

The offering does not constitute a public offer of securities in the UAE, DIFC and/or any other free zone in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended), DFSA Offered Securities Rules and NASDAQ Dubai Listing Rules, accordingly, or otherwise. The securities offered hereby may not be offered to the public in the UAE and/or any of the free zones, including, in particular, the DIFC.

The securities offered hereby may be offered and issued only to a limited number of investors in the UAE or any of its free zones (including, in particular, the DIFC) who qualify as sophisticated investors under the relevant laws and regulations of the UAE or the free zone concerned, including, in particular, the DIFC.

The company represents and warrants that the securities offered hereby will not be offered, sold, transferred or delivered to the public in the UAE or any of its free zones, including, in particular, the DIFC.

Israel

The common stock offered by this Prospectus has not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor has such common stock been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of this Prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the common stock being offered. Any resale, directly or indirectly, to the public of the common stock offered by this Prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Pakistan

The investors/subscribers in Pakistan will be responsible for ensuring their eligibility to invest under the applicable laws of Pakistan and to obtain any regulatory consents if required for such purpose.

Saudi Arabia

NO OFFERING OF SHARES IS BEING MADE IN THE KINGDOM OF SAUDI ARABIA, AND NO AGREEMENT RELATING TO THE SALE OF THE SHARES WILL BE CONCLUDED IN SAUDI ARABIA. THIS DOCUMENT IS PROVIDED AT THE REQUEST OF THE RECIPIENT AND IS BEING FORWARDED TO THE ADDRESS SPECIFIED BY THE RECIPIENT. NEITHER THE AGENT NOR THE OFFERING HAVE BEEN LICENSED BY SAUDI ARABIA’S SECURITIES AND EXCHANGE COMMISSION OR ARE OTHERWISE REGULATED BY THE LAWS OF THE KINGDOM OF SAUDI ARABIA.

THEREFORE, NO SERVICES RELATING TO THE OFFERING, INCLUDING THE RECEIPT OF APPLICATIONS AND/OR THE ALLOTMENT OF THE SHARES, MAY BE RENDERED WITHIN THE KINGDOM OF SAUDI ARABIA BY THE AGENT OR PERSONS REPRESENTING THE OFFERING.

UK

The content of this Prospectus has not been issued or approved by an authorised person within the meaning of the United Kingdom Financial Services and Markets Act 2000 (“FSMA”). Reliance on this Prospectus for the purpose of engaging in any investment activity may expose an investor to a significant risk of losing all of the property or other assets invested. This Prospectus does not constitute a “Prospectus” within the meaning of the FSMA and is issued in reliance upon one or more of the exemptions from the need to issue such a prospectus contained in section 86 of the FSMA.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered hereby will be passed upon for us by Helfrey, Neiers & Jones P.C., St. Louis, Missouri. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews Kurth LLP, Austin, Texas.

EXPERTS

The consolidated financial statements of Peak Resorts, Inc. and subsidiaries as of April 30, 2010 and 2009 and for each of the years in the three-year period ended April 30, 2010 appearing in this Prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedules), and are included in reliance upon such reports and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this Prospectus is a part, on Form S-1 with the SEC relating to this offering. This Prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this Prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

The Company’s filings with the SEC are available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate web site at http://www.peakresorts.com. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this Prospectus or the registration statement of which this Prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this Prospectus is a part, at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. You may also request a copy of these filings, at no cost, by writing to us at 17409 Hidden Valley Drive, Wildwood, Missouri 63025 or telephoning us at (636) 938-7474.

Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports; proxy and information statements; and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended April 30. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and will post on our website our quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Peak Resorts, Inc.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Peak Resorts, Inc. and Subsidiaries
Wildwood, Missouri

We have audited the accompanying consolidated balance sheets of Peak Resorts, Inc. and Subsidiaries as of April 30, 2010 and 2009, and the related consolidated statements of earnings (losses), stockholders’ equity and comprehensive income and cash flows for the years ended April 30, 2010, 2009 and 2008. Our audits also included the financial statement schedules of Peak Resorts, Inc. and Subsidiaries listed in Item 16(b). These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peak Resorts, Inc. and Subsidiaries as of April 30, 2010 and 2009, and the results of their operations and their cash flows for the years ended April 30, 2010, 2009 and 2008 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the Financial Statements, the Company restated its 2010, 2009, 2008 and 2007 financial statements, as previously reported on by other accountants, as a result of an adjustment to the purchase price allocation of a business combination which occurred in 2007.

/s/ McGladrey & Pullen, LLP

St. Louis, Missouri
April 18, 2011

Peak Resorts Inc. and Subsidiaries
Consolidated Balance Sheets
April 30,

	2010	2009

Assets
Current assets
Cash and cash equivalents	$19,508,100	$10,937,400
Restricted cash balances	11,138,800	11,344,200
Marketable securities	305,600	151,200
Accounts receivable (no allowance for doubtful accounts considered necessary)	903,800	1,073,300
Inventory	1,431,500	1,616,400
Prepaid expenses and other current assets	891,300	708,800

Total current assets	34,179,100	25,831,300
Property and equipment, net	109,146,000	111,194,000
Land held for development	24,525,200	21,737,900
Other assets, including related party amounts	2,403,700	2,325,200

Total Assets	$170,254,000	$161,088,400

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$2,998,000	$3,383,000
Accrued interest	1,250,200	880,300
Accrued salaries, wages and related taxes and benefits	1,566,000	650,800
Unearned revenue	5,785,800	3,539,700
Current portion of long-term debt and capitalized lease obligation	586,900	493,700

Total current liabilities	12,186,900	8,947,500
Long-term debt	136,608,200	133,733,200
Capitalized lease obligation	1,425,500	629,500
Deferred gain on sale/leaseback	5,508,400	5,841,200
Other liabilities	792,000	828,000
Commitments and Contingencies (Refer to Note 9)
Stockholders’ Equity
Common stock, $1 par value, 60,000 shares authorized, 44,757 shares issued	44,757	44,757
Additional paid-in capital	385,400	385,400
Retained earnings	13,566,000	11,079,100
Accumulated other comprehensive income	191,600	54,500

	14,187,757	11,563,757
Less: shares in treasury (4,933 shares at cost)	454,757	454,757

	13,733,000	11,109,000

Total Liabilities and Stockholders’ Equity	$170,254,000	$161,088,400

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Consolidated Statements of Earnings (Loss)
Years ended April 30,

	2010	2009	2008

Resort Revenues	$89,845,800	$84,292,700	$84,816,800
Costs and Expenses
Resort operating expenses	62,572,100	61,846,200	67,016,200
Depreciation and amortization	7,544,500	6,813,300	6,478,300
General and administrative expenses	2,402,800	2,069,700	2,354,700
Land and building rent	1,857,500	1,834,700	1,814,600
Real estate and other taxes	1,697,300	1,828,700	1,416,700

	76,074,200	74,392,600	79,080,500

Earnings from Operations	13,771,600	9,900,100	5,736,300
Other Income (Expense)
Interest, net of $2,205,300, $2,069,800 and $1,984,500 capitalized in 2010, 2009 and 2008, respectively	(11,369,500)	(10,817,800)	(9,509,600)
Gain on sale/leaseback	332,800	332,800	332,900
Other	-	(176,300)	-
Investment income	98,000	269,000	323,300

	(10,938,700)	(10,392,300)	(8,853,400)

Net Earnings (Loss)	$2,832,900	$(492,200)	$(3,117,100)

Basic and diluted earnings (loss) per share	$71.14	$(12.36)	$(78.27)

Pro forma C corporation data (unaudited)
Historical earnings (loss) before income taxes	$2,832,900	$(492,200)	$(3,117,100)
Pro forma provision (benefit) for income taxes	1,208,000	(8,000)	(1,019,000)

Pro forma net earnings (loss)	1,624,900	(484,200)	(2,098,100)

Pro forma basic and diluted earnings (loss) per share	$40.80	$(12.16)	$(52.68)

See notes to consolidated financial statements.

Peak Resorts Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Years Ended April 30, 2010, 2009 and 2008

						Accumulated
			Additional			Other
	Common Stock		Paid-in	Retained	Treasury	Comprehensive		Comprehensive
	Shares	Dollars	Capital	Earnings	Stock	Income	Total	Income (loss)

Balances, May 1, 2007, as previously reported	44,757	$ 44,757	$385,400	$15,164,900	$(454,757)	-	$ 15,140,300	-

Prior period adjustment (Note 2)	-	-	-	(41,700)	-	-	(41,700)	-

Balances, May 1, 2007, as restated (Note 2)	44,757	44,757	385,400	15,123,200	(454,757)	-	15,098,600	-

Net Loss	-	-	-	(3,117,100)	-	-	(3,117,100)	$ (3,117,100)

Distributions to Stockholders	-	-	-	(92,400)	-	-	(92,400)	-

								$ (3,117,100)

Balances, April 30, 2008, as restated (Note 2)	44,757	44,757	385,400	11,913,700	(454,757)	-	11,889,100	-

Net Loss	-	-	-	(492,200)	-	-	(492,200)	$ (492,200)

Distributions to Stockholders	-	-	-	(342,400)	-	-	(342,400)	-

Unrealized gain on available-for-sale securities	-	-	-	-	-	54,500	54,500	54,500

								$ (437,700)

Balances, April 30, 2009, as restated (Note 2)	44,757	44,757	385,400	11,079,100	(454,757)	54,500	11,109,000	-

Net Earnings	-	-	-	2,832,900	-	-	2,832,900	$ 2,832,900

Distributions to Stockholders	-	-	-	(346,000)	-	-	(346,000)	-

Unrealized gain on available-for-sale securities	-	-	-	-	-	137,100	137,100	137,100

								$ 2,970,000

Balances, April 30, 2010, as restated (Note 2)	44,757	$ 44,757	$ 385,400	$ 13,566,000	$ (454,757)	$ 191,600	$ 13,733,000

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended April 30,

	2010	2009	2008

Cash Flows from Operating Activities
Net Earnings (loss)	$2,832,900	$(492,200)	$(3,117,100)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	7,475,100	6,753,000	6,082,400
Amortization and write off of deferred financing costs	69,400	60,300	395,900
Interest expense added to outstanding debt	1,013,400	939,800	863,500
Amortization of other liabilities	(36,000)	(36,000)	(36,000)
Gain on sale/leaseback	(332,800)	(332,800)	(332,900)
Changes in operating assets and liabilities:
Accounts receivable	169,500	308,300	374,100
Inventory	184,900	(275,300)	(418,900)
Prepaid expenses and deposits	(182,500)	103,800	484,200
Other assets	(183,900)	(404,600)	(846,200)
Accounts payable and accrued expenses	(295,600)	279,500	(1,590,900)
Accrued salaries, wages and related taxes and benefits	915,200	(1,050,800)	293,400
Unearned revenue	2,246,100	137,900	790,900
Other liabilities	—	—	600,000

Net cash provided by operating activities	13,875,700	5,990,900	3,542,400
Cash Flows from Investing Activities
Additions to property and equipment	(3,918,200)	(10,710,200)	(12,949,600)
Additions to land held for development	(582,000)	(24,400)	-
Investment in marketable securities	(17,300)	(96,700)	-
Change in restricted cash balances	205,400	(767,900)	(5,666,300)
Payments from related parties	36,000	23,600	578,900
Advances to related parties	-	-	(443,100)

Net cash used in investing activities	(4,276,100)	(11,575,600)	(18,480,100)
Cash Flows from Financing Activities
Long-term borrowings	35,400	6,232,600	18,179,100
Payments on long-term debt and capitalized lease obligation	(718,300)	(600,700)	(968,300)
Debt issuance costs	-	-	(446,000)
Distributions to stockholders	(346,000)	(342,400)	(92,400)

Net cash (used in) provided by financing activities	(1,028,900)	5,289,500	16,672,400

Net Increase (Decrease) in Cash and Cash Equivalents	8,570,700	(295,200)	1,734,700
Cash and Cash Equivalents, May 1	10,937,400	11,232,600	9,497,900

Cash and Cash Equivalents, April 30	$19,508,100	$10,937,400	$11,232,600

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
Years ended April 30,

	2010	2009	2008

Supplemental Schedule of Cash Flow Information
Cash paid for interest, net of $2,205,300, $2,069,800 and $1,984,500 capitalized in 2010, 2009 and 2008, respectively	$9,986,300	$9,814,800	$8,175,500

Supplemental Disclosure of Noncash Investing and Financing Activities
Capital lease agreements to acquire equipment	$1,508,900	$1,002,000	—
Property and equipment	—	$339,000	—
Long-term debt refinanced	—	—	$21,850,000

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended April 30, 2010, 2009 and 2008

Note 1.	Summary of Significant Accounting Policies

Description of Business:  Peak Resorts, Inc. (the “Company”) and its subsidiaries operate in a single business segment — ski resort operations. The Company’s ski resort operations consist of snow skiing, snowboarding and snow sports areas in Wildwood and Weston, Missouri; Bellefontaine and Cleveland, Ohio; Paoli, Indiana; Blakeslee and Lake Harmony, Pennsylvania; Bartlett and Bennington, New Hampshire; and West Dover, Vermont and an eighteen-hole golf course in West Dover, Vermont. The Company also manages hotels in Bartlett, New Hampshire and West Dover, Vermont and operates a restaurant in Lake Harmony, Pennsylvania.

The Company’s revenues are highly seasonal in nature. The vast majority of reported revenues are generated during the ski season, which occurs during the third and fourth fiscal quarters. Operations occurring outside of the ski season typically result in losses and negative cash flows. Additionally, operations on certain holidays contribute significantly to the Company’s revenues, most notably Christmas, Dr. Martin Luther King, Jr. Day and Presidents Day.

The seasonality of the Company’s revenues amplifies the effect on the Company’s revenues, operating earnings and cash flows of events that are outside the Company’s control. While the Company’s geographically diverse operating locations help mitigate its effects, adverse weather conditions could limit customer access to the Company’s resorts, render snowmaking wholly or partially ineffective in maintaining ski conditions, cause increased energy use and other operating costs related to snowmaking efforts and, in general, can result in decreased skier visits regardless of ski conditions.

In the opinion of management, the accompanying financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and include all adjustments necessary for fair presentation of the periods presented.

Principles of consolidation:  The consolidated financial statements include the accounts of Peak Resorts, Inc., the parent company, and all of its wholly-owned subsidiaries, hereinafter collectively referred to as the “Company”: Boulder View Tavern, Inc., Deltrecs, Inc. (Deltrecs, Inc. has two wholly-owned subsidiaries: Boston Mills Ski Resort, Inc. and Brandywine Ski Resort, Inc.), Hidden Valley Golf Course, Inc., JFBB Ski Areas, Inc. (doing business as “Jack Frost” and “Big Boulder”), L.B.O. Holding, Inc. (doing business as “Attitash Mountain”), Mad River Mountain, Inc., Mount Snow Ltd., Paoli Peaks, Inc., S N H Development, Inc. (doing business as “Crotched Mountain”) and Snow Creek, Inc. All material intercompany transactions and balances have been eliminated.

Cash and cash equivalents:  The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Additionally, all credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents. The majority of payments due from banks for third-party credit card and debit card transactions process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. The amounts due from banks for these transactions classified as cash and cash equivalents totaled $1,189,900 and $396,900 at April 30, 2010 and 2009, respectively.

Restricted cash:  The provisions of certain of the Company’s debt instruments generally require that the Company make and maintain a deposit, to be held in escrow for the benefit of the lender, in an amount equal to the estimated minimum interest payment for the upcoming fiscal year. In the absence of an event of default under the note agreements, the requirement to maintain such a deposit is eliminated when the development loan discussed in Note 4 is repaid in full. Restricted cash at April 30, 2010 and 2009 is comprised primarily of the interest related escrow balances.

Marketable securities and fair value measurements:  The Company has classified its investments in common stock as available-for-sale securities and, accordingly, has valued such investments at their fair value.

Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”), establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 inputs are utilized when there are observable inputs other than quoted market prices for the asset, either directly or indirectly observable, that reflect assumptions market participants would use to price the asset based on market data obtained from sources independent of the Company. Level 3 inputs are only to be used when Level 1 or Level 2 inputs are not available.

The Company’s investment in common stock is valued using Level 1 inputs within the fair value hierarchy as the fair value is based on quoted prices in active markets for identical instruments.

The unrealized gain on available-for-sale securities of $137,100 and $54,500 in the years ended April 30, 2010 and 2009, respectively, has been recognized in other comprehensive income. A realized gain on available-for-sale securities of $87,000 has been recognized in investment income in the accompanying 2009 consolidated statement of earnings.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements,” now included in ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosures about fair value measurements. ASC 820 was effective for the Company as of May 1, 2008, however FASB Staff Position 157-2, “Effective Date of FASB Statement No. 157” (also included in ASC 820), permitted a one-year deferral for nonfinancial assets and liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of ASC 820 for nonfinancial assets and nonfinancial liabilities did not have a material effect on the Company’s financial position, results of operations or cash flows.

Reserve for uncollectible accounts receivable:  The Company performs ongoing reviews of the collectability of accounts receivable and, if considered necessary, establishes a reserve for estimated credit losses. In assessing the need for and in determining the amount of any reserve for credit losses, the Company considers the level of historical bad debts, the credit worthiness of significant debtors based on periodic credit evaluations and significant economic developments that could adversely impact upon a customer’s ability to pay amounts owed the Company.

Inventory:  Inventory is stated at the lower of cost (first-in, first-out method) or market and consists primarily of retail goods, food and beverage products.

Property and equipment:  Property and equipment is carried at cost net of accumulated depreciation, amortization and impairment charges, if any. Costs to construct significant assets include capitalized interest during the construction and development period. Expenditures for replacements and major betterments or improvements are capitalized; maintenance and repair expenditures are charged to expense as incurred. Depreciation and amortization are determined using both straight-line and accelerated methods over estimated useful lives ranging from 3 to 25 years for land improvements, 5 to 40 years for building and improvements and 3 to 25 years for equipment, furniture and fixtures.

Land held for development:  The land held for development is carried in the accompanying consolidated balance sheets at acquisition cost plus costs attributable to its development, including capitalized interest.

Deferred development costs:  Costs related to major development projects at the Company’s ski resorts, including planning, engineering and permitting, are capitalized.

Deferred financing costs:  Debt issuance expenses, included in other assets in the accompanying consolidated balance sheets, incurred in connection with certain mortgage indebtedness are being amortized under the straight-line basis which approximates the interest method over the term of the related debt.

Business combinations:  Historical acquisitions were accounted for as purchase transactions. Accordingly, the assets and liabilities of acquired entities were recorded at their estimated fair values at the dates of the acquisitions.

In December 2007, the FASB issued guidance which is included in ASC Topic 805, “Business Combinations” (“ASC 805”), which replaced SFAS No. 141R, “Business Combinations.” ASC 805 establishes principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination. ASC 805 also requires that acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. ASC 805 was effective for the Company for acquisitions entered into on or after May 1, 2009.

Revenue recognition:  Resort revenues are generated from a wide variety of sources including snow pass sales, snow sports lessons, equipment rentals, retail product sales, food and beverage operations, lodging and golf course operations. Revenues are recognized as services are provided or products are sold. Sales of season passes are initially deferred in unearned revenue and recognized ratably over the expected ski season which typically runs from early December to mid-April.

Advertising costs:  Advertising costs are expensed at the time such advertising commences. Advertising expense for the years ended April 30, 2010, 2009 and 2008 was $1,384,800, $1,673,400 and $1,590,700, respectively.

Taxes collected from customers:  Taxes collected from customers and remitted to tax authorities are local and state sales taxes on snow pass sales as well as food service and merchandise transactions at the Company’s resorts. Sales taxes collected from customers are recognized as a liability, with such liability being reduced when collected amounts are remitted to the taxing authority.

Income taxes:  The Company and its subsidiaries are taxed as S-corporations for federal tax purposes. Pursuant to those elections, federal income taxes and income taxes related to certain other jurisdictions are the responsibility of the individual stockholders and, therefore, the accompanying consolidated statements of earnings (loss) do not include provisions for income taxes. One state in which the Company operates does not recognize the Company’s S-corporation election; however, entity level income taxes levied by that state are immaterial.

In June 2006, the FASB issued guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, and it prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company adopted these provisions of FASB ASC Topic 740, “Income Taxes” on May 1, 2009. The Company does not have any material uncertain tax positions, and therefore, the adoption did not have a material impact on the Company’s financial position or results of operations.

Prior to the completion of a proposed initial public offering (“IPO”) of the Company’s common stock, the Company’s S-corporation election will be terminated, and it will be taxed as subchapter C-corporation. As a C-corporation, the Company will be liable for federal and state corporate income taxes on its taxable income. As result of the anticipated termination of the subchapter S election, the Company will recognize income tax expense, such expense to result from the recognition of its deferred tax assets and liabilities at the date it becomes a subchapter C-corporation. At April 30, 2010, the financial reporting basis of the Company’s net assets exceeded their income tax basis by approximately $20 million.

The Company is undergoing an Internal Revenue Service examination of its subchapter S-corporation returns for the years ended December 31, 2009, 2008 and 2007. Management does not expect the outcome of the examinations to have a material effect on the Company’s financial position. At April 30, 2010, the Company’s state income tax returns for the years ended December 31, 2009 and 2008 are subject to examination by the respective taxing authorities.

Pro forma information (unaudited):  As discussed above, the Company has been taxed as a subchapter S-corporation and will continue to be taxed in that fashion until its subchapter C-corporation status becomes effective. The Company has filed a registration statement in connection with a proposed IPO. The accompanying consolidated statements of earnings (loss) present pro forma income tax provisions as well as basic and diluted earnings (loss) per share as if the Company had been a subchapter C-corporation for each of the periods presented. The effective tax rates differ from the expected tax rates due to state income taxes and permanent items.

Long-lived asset impairment evaluation:  The Company evaluates its long-lived assets, including property, equipment, and land held for development, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value exceeds the expected undiscounted cash flow, an impairment adjustment would be made to reduce the carrying value of the asset to its fair value. Fair value is determined by application of valuation techniques, including discounted cash flow models, and independent appraisals, if considered necessary.

Use of estimates:  The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Significant items subject to estimates and assumptions include the carrying value of property and equipment, land held for development, reserves for doubtful accounts and inventory valuation. As future events and their effects cannot be determined with certainty, actual results could differ significantly from those estimates.

Accounting Standards Codification:  In June 2009, the FASB issued SFAS No. 168, “Accounting Standards Codification” (“SFAS 168”) a replacement of Financial Accounting Standards No. 162 “The Hierarchy of Generally Accepted Accounting Principles.” The objective of SFAS 168 is to establish the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. The requirements of the ASC are to be applied to interim or annual financial periods ending after September 15, 2009. The Company adopted the ASC in the second quarter ended October 31, 2009. The adoption of the ASC did not have a material impact on the Company’s financial statements.

New accounting standards:  In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends ASC 820 to require entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. New disclosures include requiring an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, as well as to disclose separately gross purchases, sales, issuances and settlements in the roll forward activity of Level 3 measurements. Clarifications of existing disclosures include requiring a greater level of disaggregation of fair value measurements by class of assets and liabilities, in addition to enhanced disclosures concerning the inputs and valuation techniques used to determine Level 2 and Level 3 fair value measurements. ASU 2010-06 was effective for the Company’s interim and annual periods beginning May 1, 2010, except for the additional disclosure of purchases, sales, issuances, and settlements in Level 3 fair value measurements, which is effective for the Company’s fiscal year beginning May 1, 2011. The Company does not expect the adoption of this update to have a material impact on its consolidated financial statements.

Note 2.	Restatement

The 2010, 2009, 2008 and 2007 financial statements, as previously reported on by other accountants, have been restated as a result of an adjustment to the purchase price allocation of a business combination which occurred in 2007. In the previously issued financial statements, management used internally developed estimates to determine the fair value of land at the date of acquisition. During the re-audits of the Company’s 2010, 2009 and 2008 periods, management obtained a third party valuation of this land and adjusted the purchase price allocation as of the acquisition date in 2007. As a result of this re-allocation of the purchase price, property values were also adjusted. Depreciation expense and interest capitalized as part of the development were adjusted in 2010, 2009, 2008 and 2007, which resulted in adjustments to previously reported retained earnings and net income. Previously reported retained earnings have been adjusted as follows:

	As of the year ended April 30,
	2010	2009	2008

Retained Earnings:
Beginning balance, as previously reported	13,134,100	12,922,500	15,164,900
Prior period adjustment	(2,055,000)	(1,008,800)	(41,700)

Beginning balance, as restated	11,079,100	11,913,700	15,123,200

Retained earnings as of April 30, 2010, as previously reported, was $16,739,400. Restated retained earnings as of April 30, 2010 is $13,566,000.

Previously reported net income has been adjusted as follows:

	For year ended April 30,
	2010	2009	2008

Net income, as previously reported	3,951,300	554,000	(2,150,000)
Adjustments, net	(1,118,400)	(1,046,200)	(967,100)

Net income, as restated	2,832,900	(492,200)	(3,117,100)

Note 3.	Property and Equipment

Property and equipment consists of the following at April 30:

	2010	2009

Land and land improvements	$20,456,900	$20,167,200
Building and improvements	54,090,000	53,951,500
Equipment, furniture and fixtures	75,120,500	70,158,900

	149,667,400	144,277,600
Less: accumulated depreciation and amortization	40,521,400	33,083,600

	$109,146,000	$111,194,000

At April 30, 2010, equipment with a cost of $2,543,700 and accumulated depreciation of $333,100 was subject to the capital leases discussed in Note 8.

At April 30, 2009, equipment with a cost of $1,002,000 and accumulated depreciation of $65,900 was subject to the capital leases discussed in Note 8.

Depreciation expense for the years ended April 30, 2010, 2009 and 2008 totaled $7,466,000, $6,753,000 and $6,082,400, respectively.

Note 4.	Other Assets

The composition of other assets at April 30 is as follows:

	2010	2009

Deferred financing costs (net of accumulated amortization of $166,200 and $106,700, respectively)	$871,200	$903,700
Deferred development costs	1,142,400	1,001,500
Related party receivables	208,700	244,700
Other	181,400	175,300

	$2,403,700	$2,325,200

Amortization of deferred financing costs will be $48,000 for each of the years in the five-year period ending April 30, 2015. This amortization is included in interest expense. Amortization for the years ended April 30, 2010, 2009 and 2008 totaled $78,500, $60,300 and $395,900, respectively.

Note 5.	Long-term Debt

Long-term debt at April 30, 2010 and 2009 consisted of borrowings pursuant to the loans and other credit facilities discussed below, as follows:

	2010	2009

Attitash/Mount Snow Debt, payable in monthly interest-only payments at an increasing interest rate (10.16% and 10.15% at April 30, 2010 and 2009, respectively), remaining principal and interest due on April 3, 2027	$62,500,000	$62,500,000
Mount Snow Development Debt, payable in monthly interest-only payments at 10.00%, remaining principal and interest due on April 1, 2012	33,676,700	30,738,600
Credit Facility Debt, payable in monthly interest-only payments at an increasing interest rate (9.40% and 9.33% at April 30, 2010 and 2009, respectively), remaining principal and interest due on October 29, 2027	32,232,800	32,232,800
Crotched Mountain Debt, payable in monthly interest-only payments at an increasing interest rate (9.67% and 9.53% at April 30, 2010 and 2009, respectively), remaining principal and interest due on March 10, 2027	8,000,000	8,000,000
Other debt	292,200	552,500

	136,701,700	134,023,900
Less: current maturities	93,500	290,700

	$136,608,200	$133,733,200

The Attitash/Mount Snow Debt due April 3, 2027 in the foregoing table represents amounts borrowed by the Company as follows:

•	$15.7 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Attitash, Inc., as lender, dated as of April 4, 2007, as evidenced by a promissory note in the amount of $15.7 million dated as of April 4, 2007 and modified on October 30, 2007 (collectively, the “Attitash Loan Documents”); and

•	$59.0 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Snow, Inc., as lender, dated as of April 4, 2007, as modified by the First Modification Agreement by and between such parties, dated as of June 30, 2009 (the “Mount Snow First Modification Agreement”), as evidenced by an amended and restated promissory note in the amount of $59.0 million, dated as of June 30, 2009 (collectively, the “Mount Snow Loan Documents”).

The Company entered into the Attitash Loan Documents and Mount Snow Loan Documents in connection with the 2007 acquisitions of Attitash and Mount Snow. In addition to the funds borrowed on the date of the acquisitions, the Attitash Loan Documents and the Mount Snow Loan Documents provided for $25.0 million of additional borrowing capacity to be drawn to fund improvements and capital expenditures at Attitash and Mount Snow, subject to the approval of the lender. At April 30, 2010, $11.0 million remained to fund approved capital expenditures and improvements in future years.

The $59.0 million borrowed pursuant to the Mount Snow Loan Documents includes $1.2 million of additional funds available under the Mount Snow First Modification Agreement to be used for purposes stipulated by such agreement or other purposes as approved by the lender. No borrowings have been made under this arrangement.

Commencing April 1, 2008 and each April 1st thereafter, the interest rates relating to the debt outstanding under the Attitash Loan Documents and Mount Snow Loan Documents will increase from the prior interest rate measurement date by the lesser of three times the percentage increase in the Consumer Price Index (“CPI”) or a factor of 1.015 (the “Capped CPI Index”) unless specified debt service coverage ratios are maintained for a period of two consecutive years. If the target debt service coverage ratios are attained and maintained, the interest rate will be

100 basis points lower than it otherwise would have been. The table below illustrates the range of potential interest rates for each of the next five years assuming rates are to increase by the Capped CPI Index annually:

Attitash/Mount Snow Debt
Rate Effective at	Specific Debt Service Coverage
April 1:	Attained	Not Attained

2011	9.46%	10.46%
2012	9.61%	10.61%
2013	9.77%	10.77%
2014	9.93%	10.93%
2015	10.09%	11.09%

The Capped CPI Index is an embedded derivative, but the Company has concluded that the derivative does not require bifurcation and separate presentation at fair value because the Capped CPI Index was determined to be clearly and closely related to the debt instrument.

The Attitash Loan Documents and the Mount Snow Loan Documents provide for additional interest payments under certain circumstances. Specifically, if the gross receipts of the respective property during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 12%, an additional interest payment equal to 12% of such excess is required. Similar to the minimum required interest payments as described above, the parties have agreed that if specific target debt service coverage ratios are achieved for two consecutive years and are maintained, the interest rate used in determining both the amount of the excess gross receipts and the rate applied thereto, would be reduced to 11%. No additional interest payments were due for the years ended April 30, 2010, 2009 or 2008.

The Mount Snow Development Debt due April 1, 2012 represents obligations incurred to provide financing for the acquisition of land at Mount Snow that is in development stages. On April 4, 2007, the Company and Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available to $41.0 million (the “Mount Snow Development Loan Documents”). Principal payments are required to be made from all proceeds from any sale of development land at Mount Snow with any remaining principal due at maturity. The Mount Snow Development Loan Documents require, commencing May 1, 2010, monthly payments of interest arising after April 1, 2010. The increased amount available under the Mount Snow Development Loan Documents includes accrued interest to the effective date of the modification of approximately $8.7 million and, accordingly, approximately $7.3 million was available for development purposes at April 30, 2010.

The Credit Facility Debt due October 29, 2027 represents amounts due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender (the “Credit Facility Agreement”). In connection with entry into the Credit Facility Agreement, the borrowers executed an amended and restated promissory note, dated as of October 30, 2007, in the amount of $31.0 million, which was later modified by as second amended and restated promissory note, dated as of August 5, 2008, which increased the amount of funds available to $41 million (together with the Credit Facility Agreement, the “Credit Facility Documents”). At April 30, 2010, approximately $8.7 million remained available for approved capital expenditures. The interest rate for borrowings under the Credit Facility Documents increases each October 1 during the term of the Credit Facility Documents, such increase to be the lesser of two times the increase in the CPI or Capped CPI Index.

The Crotched Mountain Debt due March 10, 2027 noted in the table above represents amounts due to EPT Crotched Mountain, Inc. pursuant to a promissory note made by SNH Development, Inc., the Company’s wholly owned subsidiary. The promissory note, dated as of March 10, 2006 (the “Crotched Mountain Note”), was made in the principal amount of $8.0 million, the proceeds of which were used to pay off all outstanding debt secured by our Crotched Mountain ski area and for general working capital purposes. The interest rate applicable to the outstanding debt under the Crotched Mountain Note increases each April 1 during the term of the Crotched Mountain Note, such increase to be the lesser of the rate of interest in the previous year multiplied by the Capped CPI Index or the sum of the rate of interest in the previous year plus the product of (x) the rate of interest in the previous year and (y) the percentage increase in the CPI from the CPI in effect on April 1 of the current year over the CPI in effect on the April 1 of the immediately preceding year.

The table below illustrates the potential interest rates applicable to the Company’s fluctuating interest rate debt for each of the next five years, assuming rates increase by the Capped CPI Index:

April 1:	Credit Facility Debt	Crotched Mountain Debt

2011	9.54%	9.82%
2012	9.68%	9.96%
2013	9.83%	10.11%
2014	9.98%	10.26%
2015	10.13%	10.42%

Substantially all of the Company’s assets serve as collateral for long-term debt.

Future aggregate annual principal payments under all indebtedness at April 30, 2010 are as follows:

2011	$93,500
2012	86,000
2013	72,800
2014	31,900
2015	8,000
Thereafter	136,409,500

$136,701,700

Note 6.	Sale/Leaseback

In November 2005, the Company sold Mad River Mountain and simultaneously leased the property back for a period of 21 years. The resultant gain was deferred and is being ratably recognized in income over the term of the lease.

Note 7.	Employee Benefit Plan

The Company maintains a tax-deferred savings plan for all eligible employees. Employees become eligible to participate after attaining the age of 21 and completing one year of service. Employee contributions to the plan are tax-deferred under Section 401(k) of the Internal Revenue Code. Company matching contributions are made at the discretion of the Board of Directors. Contributions of $409,300 and $250,000 were made in 2010 and 2008, respectively. The Company made no contribution in 2009.

Note 8.	Financial Instruments and Concentrations of Credit Risk

The following methods and assumptions were used to estimate the fair value of each class of financial instruments to which Peak Resorts, Inc. is a party:

Cash and cash equivalents, restricted cash:  Due to the highly liquid nature of the Company’s short-term investments, the carrying values of cash and cash equivalents and restricted cash approximate their fair values.

Marketable securities:  As further disclosed at Note 1, the Company’s investment in common stock is carried at fair value based on quoted prices in active markets.

Accounts and notes receivable:  The carrying value of accounts receivable approximate their fair value because of their short-term nature. Notes receivable are due on demand and require interest be paid at the prime rate. The demand nature of the notes and high credit quality of the note issuers make them highly liquid and as such, their carrying value approximates their fair value.

Accounts payable and accrued liabilities:  The carrying value of accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these amounts.

Long-term debt:  The fair value of Peak Resorts Inc.’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The interest rates on the Company’s long-term debt instruments are consistent with those currently available to the Company for borrowings with similar maturities and terms and, accordingly, their fair values are consistent with their carrying values.

Concentrations of credit risk:  The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash balances at financial institutions where such balances will, at times, be in excess of the FDIC insurance limit. Excess cash balances are collateralized by the backing of government securities.

Note 9.	Commitments and Contingencies

Purchase Commitments:  At April 30, 2010, the Company was a party to contracts with vendors related to snowmaking equipment and construction projects to be completed during the year ending April 30, 2011. At April 30, 2010, future costs under the contracts total approximately $1,250,900.

Leases:  The Company leases certain land, land improvements, buildings and equipment under non-cancelable operating leases. Certain of the leases contain escalation provisions based generally on changes in the Consumer Price Index with maximum annual percentage increases capped at 1.5% to 4.5%. Additionally, certain leases contain contingent rental provisions which are based on revenue. The amount of contingent rentals was insignificant in all periods presented. Total rent expense under such operating leases was $2,339,000, $2,410,000 and $2,204,000 in 2010, 2009 and 2008, respectively. The Company also leases certain equipment under capital leases.

Future minimum rentals under all non-cancelable leases with remaining lease terms of one year or more for years subsequent to April 30, 2010 are as follows:

	Capital	Operating
	Leases	Leases

2011	$604,700	$2,489,700
2012	561,400	2,414,400
2013	561,400	2,043,500
2014	391,800	1,997,600
2015	75,200	1,951,900
Thereafter	-	33,847,800

	2,194,500	$44,744,900

Less amount representing interest	275,600

	1,918,900
Less current portion	493,400

Long-term portion	$1,425,500

The Company leases the land underlying its Jack Frost and Big Boulder resorts. The terms of the leases, each effective since December 2005, provide that the landlord has a right to terminate the leases at any time, upon the payment of certain fees. The lease payments are included in the amounts reported in the “Operating Lease” column above and are set forth below through their expiration in November 2030, unless cancelled:

2011	$463,400
2012	482,000
2013	501,300
2014	521,400
2015	542,200
Thereafter	14,460,300

$16,970,600

Revenues of the Jack Frost and Big Boulder resorts for each of the years ended April 30 were as follows:

	2010	2009	2008

Resort revenues	$11,658,300	$11,703,200	$11,481,500

Note 10.	Earnings (Loss) Per Share

The computation of basic and diluted earnings (loss) per share is as follows:

	Fiscal Year Ended April 30,
	2010	2009	2008

Net earnings (loss)	$2,832,900	$(492,200)	$(3,117,100)

Weighted average number of shares:
Common shares outstanding for basic and diluted earnings (loss) per share	39,824	39,824	39,824

Basic and diluted earnings (loss) per share	$71.14	$(12.36)	$(78.27)

Note 11.	Related Party Transactions

Resort Holdings, L.L.C. is a limited liability company previously owned by Timothy Boyd and Stephen Mueller, two of the Company’s named executive officers and directors. Mr. Boyd and Mr. Mueller each owned 50% of the interests of Resort Holdings, L.L.C.

In 2005, the Company loaned Resort Holdings, L.L.C. approximately $374,000 to purchase a home in Pennsylvania near the Jack Frost and Big Boulder resorts. The loan accrued interest at a rate of 6.5%, payable in installments of $1,900 per month for 30 years. The outstanding balances due from Resort Holdings, L.L.C. to the Company as of April 30, 2010 and 2009 were $87,800 and $104,600, respectively. On April 1, 2010, the Company and Resort Holdings, L.L.C. entered into a lease pursuant to which the Company leased the home from Resort Holdings, L.L.C. for $33,600 per year for business purposes. Additionally, in 2007, Resort Holdings, L.L.C. purchased a condominium in Vermont. The Company loaned Resort Holdings, L.L.C. approximately $398,000 to purchase this condominium. The loan was payable monthly over 30 years at an interest rate of 6.5%. On September 1, 2010, the Company began leasing the condominium from Resort Holdings, L.L.C. for business purposes for $48,000 per year pursuant to a lease agreement. For both leases, $21,000 and $13,800 were due to Resort Holdings, L.L.C. by the Company as of April 30, 2010 and 2009, respectively. Subsequent to the purchase of the Vermont condominium in 2007, Resort Holdings, L.L.C. received a mortgage from a third party financial institution and paid down the aggregate loan amount owed to the Company.

Effective as of April 1, 2011, the Company entered into a Limited Liability Company Membership Interest Sale and Assignment Agreement with each of Messrs. Boyd and Mueller, pursuant to which the Company agreed to purchase the membership interests of Resort Holdings, L.L.C. owned by Messrs. Boyd and Mueller, which constitute all of the outstanding membership interests of Resort Holdings, L.L.C. The total purchase price was $27,869 to each of Messrs. Boyd and Mueller, or an aggregate of $55,738. As a result of these transactions, Resort Holdings, L.L.C. became a wholly-owned subsidiary of the Company. The outstanding liabilities of Resort Holdings, L.L.C. include approximately $474,000 due on the mortgage relating to the properties and approximately $106,000 owed to the Company, its parent corporation. The disinterested members of the board of directors, including the audit committee members, reviewed the facts relating to the Resort Holdings, L.L.C. transaction and ratified the Company’s purchase of Resort Holdings, L.L.C.

On October 30, 2007, the Company and certain of its subsidiaries entered into an Amended and Restated Credit and Security Agreement with EPT Ski Properties, Inc. pursuant to which EPT Ski Properties, Inc. provided the Company with a $31 million operating loan. This amount was later increased to $41 million upon the execution of the Second Amended and Restated Promissory Note, dated August 5, 2008. Messers Boyd and Mueller and Richard Deutsch, another of our named executive officers and directors, executed a Consent and Agreement of Guarantors on October 30, 2007 pursuant to which they each personally guarantee payment of the amount due by the Company under, and satisfaction of all other obligations pursuant to, the Amended and Restated Credit and Security

Agreement. During the fiscal year ended April 30, 2010, the largest aggregate amount of principal outstanding under the Amended and Restated Credit and Security Agreement was $32.2 million. As of March 31, 2011, the Company owed $32.2 million under the Amended and Restated Credit and Security Agreement. There were no required principal payments on the outstanding loan amount under the Amended and Restated Credit and Security Agreement during the fiscal year ended April 30, 2010, but the Company made payments of $3.0 million of interest on the outstanding loan amount during this period. During the fiscal years ended April 30, 2009 and 2008, the Company made $3.0 million and $2.2 million of interest payments, respectively, and no payments on principal relating to the outstanding loan amount. The Company currently pays interest at a rate of 9.4% on the outstanding balance owed under the Amended and Restated Credit and Security Agreement.

The Company has occasionally extended credit to Mr. Deutsch for personal expenses, subject to his repayment. At April 30, 2010 and April 30, 2009, approximately $133,700 and $105,000, respectively, of this debt was outstanding. Subsequent to the fiscal year ended April 30, 2010, Mr. Deutsch has repaid the outstanding amount in full.

Note 12.	Subsequent Events

Effective October 20, 2010, the Company acquired substantially all of the assets and business of Wildcat Mountain ski area located in Pinkham Notch, New Hampshire for approximately $5 million, such price being subject to certain adjustments which are not expected to be significant. Of the total purchase price, $4.5 million was financed under a 4% promissory note to the seller. The note requires monthly payments of principal and interest to its maturity in November 2020 when a final principal payment of $2.675 million is due. The Company made the acquisition in order to complement its existing operation at Attitash ski area in New Hampshire.

On March 15, 2011, the Company adopted Amended and Restated Articles of Incorporation, which, among other things, changed the amount of authorized common stock and the par value of the common stock. Pursuant to the Amended and Restated Articles of Incorporation, the Company now has 20,000,000 shares of authorized common stock, par value $0.01 per share.

*******************************

Peak Resorts Inc. and Subsidiaries
Consolidated Balance Sheets

	January 31,	April 30,
	2011	2010
	(Unaudited)

Assets
Current assets
Cash and cash equivalents	$ 23,941,000	$ 19,508,100
Restricted cash balances	6,034,400	11,138,800
Marketable securities		305,600
Accounts receivable (no allowance for doubtful accounts considered necessary)	393,900	903,800
Inventory	2,518,600	1,431,500
Prepaid expenses and other current assets	990,600	891,300

Total current assets	33,878,500	34,179,100

Property and equipment, net	118,036,100	109,146,000

Land held for development	27,069,300	24,525,200

Other assets, including related party amounts	2,747,700	2,403,700

Total Assets	$181,731,600	$170,254,000

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accrued expenses	$ 7,608,000	$ 2,998,000
Accrued interest	1,255,000	1,250,200
Accrued salaries, wages and related taxes and benefits	3,042,600	1,566,000
Unearned revenue	11,673,300	5,785,800
Current portion of long-term debt and capitalized lease obligation	1,037,000	586,900

	24,616,900	12,186,900

Long-term debt	141,038,500	136,608,200

Capitalized lease obligation	1,842,900	1,425,500

Deferred gain on sale/leaseback	5,258,700	5,508,400

Other liabilities	765,000	792,000

Commitments and Contingencies (Refer to Note 7)

Stockholders’ Equity
Common stock, $1 par value, 60,000 shares authorized, 44,757 shares issued	44,757	44,757
Additional paid-in capital	385,400	385,400
Retained earnings	8,235,200	13,566,000
Accumulated other comprehensive income	-	191,600

	8,665,357	14,187,757
Less: shares in treasury (4,933 shares at cost)	454,757	454,757

	8,210,600	13,733,000

	$181,731,600	$170,254,000

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Consolidated Statements of Loss

	Nine Months ended January 31,
	2011	2010
	(Unaudited)

Resort Revenues	$ 57,765,300	$ 49,971,800
Costs and Expenses
Resort operating expenses	44,453,500	41,195,500
General and administrative expenses	1,721,400	1,708,400
Depreciation and amortization	5,982,600	5,663,200
Land and building rent	1,446,200	1,427,500
Real estate and other taxes	1,353,400	1,288,900

	54,957,100	51,283,500

Earnings (Loss) from Operations	2,808,200	(1,311,700)
Other Income (Expense)
Interest, net of $1,908,800 and $1,643,400
capitalized in 2011 and 2010, respectively	(8,472,400)	(8,440,400)
Gain on sale/leaseback	249,600	249,600
Gain on acquisition	409,100	-
Investment income	242,200	76,100

	(7,571,500)	(8,114,700)

Net Loss	$ (4,763,300)	$ (9,426,400)

Basic and diluted loss per share	$ (119.61)	$ (236.70)

Pro forma C corporation data (unaudited)
Historical loss before income taxes	$ (4,763,300)	$ (9,426,400)
Pro forma provision benefit for income taxes	(2,031,200)	(4,019,600)

Pro forma net loss	(2,732,100)	(5,406,800)

Pro forma basic and diluted loss per share	$ (68.60)	$ (135.77)

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Loss

	Nine Months ended January 31,
	2011	2010
	(Unaudited)

Net Loss	$(4,763,300)	$(9,426,400)
Other comprehensive income
Unrealized gain (loss) on available-for-sale securities	(7,300)	130,900
Realized gain on available-for-sale securities	(184,300)	—

Comprehensive Loss	$(4,954,900)	$(9,295,500)

See notes to consolidated financial statements.

Peak Resorts Inc. and Subsidiaries
Consolidated Statements of Stockholders’ Equity
Nine Months ended January 31, 2011

						Accumulated
			Additional			Other
	Common Stock		Paid-in	Retained	Treasury	Comprehensive		Comprehensive
	Shares	Dollars	Capital	Earnings	Stock	Income	Total	Loss

Balances, April 30, 2010	44,757	$44,757	$385,400	$13,566,000	$(454,757)	$191,600	$13,733,000	-
Net Loss	-	-	-	(4,763,300)	-	-	(4,763,300)	$(4,763,300)
Distributions to Stockholders	-	-	-	(567,500)	-	-	(567,500)	-
Unrealized loss on available-for-sale securities net of tax	-	-	-	-	-	(7,300)	(7,300)	(7,300)
Reclassification of cumulative gain, net of tax, to income statement	-	-	-	-	-	(184,300)	(184,300)	(184,300)

								$(4,954,900)

Balances, January 31, 2011	44,757	$44,757	$385,400	$8,235,200	$(454,757)	$-	$8,210,600

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Nine Months ended January 31,

	2011	2010
	(Unaudited)

Cash Flows from Operating Activities
Net Loss	$(4,763,300)	$(9,426,400)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	5,982,600	5,663,200
Gain on sale of available-for-sale-securities	(184,300)
Interest expense added to outstanding debt	616,900	740,300
Amortization of other liabilities	(27,000)	(27,000)
Gain on acquisition	(409,100)	—
Gain on sale/leaseback	(249,700)	(249,700)
Changes in operating assets and liabilities net of the effect of the acquisition of Wildcat Ski Area:
Accounts receivable	509,900	903,300
Inventory	(1,087,100)	(905,100)
Prepaid expenses and deposits	(99,300)	(344,800)
Other assets	(396,000)	(676,800)
Accounts payable and accrued expenses	6,091,400	5,283,100
Unearned revenue	5,887,500	6,937,900

Net cash provided by operating activities	11,872,500	7,898,000

Cash Flows from Investing Activities
Additions to property and equipment	(8,765,100)	(3,185,200)
Acquisition of the assets of Wildcat Ski Area	(590,900)	-
Additions to land held for development	(2,544,100)	(299,300)
Proceeds from sale of available-for-sale-securities	298,500	-
Change in restricted cash balances	5,104,400	8,467,800
Investment in marketable securities	-	(12,900)

Net cash used in investing activities	(6,497,200)	(4,970,400)
Cash Flows from Financing Activities
Long-term borrowings	207,100	35,400
Payments on long-term debt and capitalized lease obligation	(582,000)	(431,200)
Distributions to stockholders	(567,500)	(321,100)

Net cash used by financing activities	(942,400)	(716,900)

Net Increase in Cash and Cash Equivalents	4,432,900	12,151,500

Cash and Cash Equivalents, May 1	19,508,100	10,937,400

Cash and Cash Equivalents, January 31	$23,941,000	$23,088,900

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Consolidated Statements of Cash Flows (continued)
Nine Months ended January 31,

	2011	2010
	(Unaudited)

Supplemental Schedule of Cash Flow Information
Cash paid for interest, net of $1,908,800 and $1,643,400 capitalized in 2011 and 2010, respectively	$10,288,800	$8,158,900

Supplemental Disclosure of Noncash Investing
and Financing Activities
Capital lease agreements to acquire equipment	$1,172,500	$1,121,500

Purchase price of Wildcat Ski Area financed with long-term borrowings		$4,500,000

See notes to consolidated financial statements.

Peak Resorts, Inc. and Subsidiaries
Notes to Consolidated Financial Statements
Nine Months Ended January 31, 2011 and 2010

Note 1.	Basis of Presentation

Description of Business:  Peak Resorts, Inc. and its subsidiaries (together, the “Company”) operate in a single business segment–resort operations. The Company’s resort operations consist of snow skiing, snowboarding and snow sports areas in Wildwood and Weston, Missouri; Bellefontaine and Cleveland, Ohio; Paoli, Indiana; Blakeslee and Lake Harmony, Pennsylvania; Bartlett and Bennington, New Hampshire; and West Dover, Vermont and an eighteen-hole golf course in West Dover, Vermont. The Company also manages hotels in Bartlett, New Hampshire and West Dover, Vermont and operates a restaurant in Lake Harmony, Pennsylvania.

In the opinion of management, the accompanying financial statements have been prepared in accordance United States generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X and include all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation of the interim periods presented.

Results for interim periods are not indicative of the results expected for a full fiscal year due to the seasonal nature of the Company’s business. Due to the seasonality of the ski industry, the Company typically incurs significant operating losses in its resort segment during its first and second fiscal quarters. The accompanying unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, as included elsewhere in this registration statement.

Note 2.	New Accounting Standards

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). ASU 2010-06 amends Accounting Standards Codification Topic 820 to require entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. New disclosures include requiring an entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers, as well as to disclose separately gross purchases, sales, issuances and settlements in the roll forward activity of Level 3 measurements. Clarifications of existing disclosures include requiring a greater level of disaggregation of fair value measurements by class of assets and liabilities, in addition to enhanced disclosures concerning the inputs and valuation techniques used to determine Level 2 and Level 3 fair value measurements. ASU 2010-06 was effective for the Company’s interim and annual periods beginning May 1, 2010, except for the additional disclosure of purchases, sales, issuances, and settlements in Level 3 fair value measurements, which is effective for the Company’s fiscal year beginning May 1, 2011. The Company does not expect the adoption of this update to have a material impact on its consolidated financial statements.

Note 3.	Income Taxes

The Company and its subsidiaries elected and received approval from the Internal Revenue Service to be taxed as S-corporations for federal tax purposes. Pursuant to those elections, federal income taxes and income taxes related to certain other jurisdictions are the responsibility of the individual stockholders, and therefore, the accompanying consolidated statements of loss do not include provisions for income taxes. One state in which the Company operates does not recognize the Company’s S-corporation election; however, entity level income taxes levied by that state are immaterial.

Prior to the completion of a proposed initial public offering (“IPO”) of the Company’s common stock, the Company’s S-corporation election will be terminated, and it will be taxed as subchapter C-corporation. As a C-corporation, the Company will be liable for federal and state corporate income taxes on its taxable income. As result of the anticipated termination of the subchapter S-election, the Company will recognize income tax expense, such expense to result from the recognition of its deferred tax assets and liabilities at the date it becomes a subchapter C-

corporation. At January 31, 2011, the financial reporting basis of the Company’s net assets exceeded their income tax basis by approximately $20 million.

The Company has undergone an Internal Revenue Service examination of its subchapter S-corporation returns for the years ended December 31, 2009, 2008 and 2007. The outcome of the examinations did not have a material effect on its financial position.

Pro forma information (unaudited):  As discussed above, the Company has been taxed as a subchapter S-corporation and will continue to be taxed in that fashion until its subchapter C-corporation status becomes effective. The Company has filed a registration statement in connection with a proposed IPO. The accompanying consolidated interim statements of earnings (loss) present pro forma income tax provisions as well as basic and diluted earnings (loss) per share as if the Company had been a subchapter C-corporation for each of the periods presented.

Note 4.	Long-term Debt

Long-term debt at January 31, 2011 and April 30, 2010 consisted of borrowings pursuant to the loans and other credit facilities discussed below, as follows:

	January 31,	April 30,
	2011	2010

Attitash/Mount Snow Debt, payable in monthly interest-only payments at an increasing interest rate (10.30% and 10.16% at January 31, 2011 and April 30, 2010 respectively), remaining principal and interest due on April 3, 2027	$62,500,000	$62,500,000
Mount Snow Development Debt, payable in monthly interest-only payments at 10.00%, remaining principal and interest due on April 1, 2012	33,676,700	33,676,700
Credit Facility Debt, payable in monthly interest-only payments at an increasing interest rate (9.54% and 9.40% at January 31, 2011 and April 30, 2010, respectively), remaining principal and interest due on October 29, 2027	32,232,800	32,232,800
Crotched Mountain Debt, payable in monthly interest-only payments at an increasing interest rate (9.67% and 9.67% at January 31, 2011 and April 30, 2010, respectively), remaining principal and interest due on March 10, 2027	8,000,000	8,000,000
Wildcat Mountain Debt, payable in monthly interest-only payments at 4.00%, remaining principal and interest due on December 22, 2020	4,475,400	-
Other debt	397,800	292,200

	141,282,700	136,701,700
Less: current maturities	244,200	93,500

	$141,038,500	$136,608,200

The Attitash/Mount Snow Debt due April 3, 2027 in the foregoing table represents amounts borrowed by the Company as follows:

•	$15.7 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Attitash, Inc., as lender, dated as of April 4, 2007, as evidenced by a promissory note in the amount of $15.7 million dated as of April 4, 2007 and modified on October 30, 2007 (collectively, the “Attitash Loan Documents”); and

•	$59.0 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Snow, Inc., as lender, dated as of April 4, 2007, as modified by the First Modification Agreement by and between such parties, dated as of June 30, 2009 (the “Mount Snow First Modification Agreement”), as evidenced by an amended and restated promissory note in the amount of $59.0 million, dated as of June 30, 2009 (collectively, the “Mount Snow Loan Documents”).

The Company entered into the Attitash Loan Documents and Mount Snow Loan Documents in connection with the 2007 acquisitions of Attitash and Mount Snow. In addition to the funds borrowed on the date of the acquisitions, the Attitash Loan Documents and the Mount Snow Loan Documents provided for $25.0 million of additional borrowing capacity to be drawn to fund improvements and capital expenditures at Attitash and Mount Snow, subject to the approval of the lender. At April 30, 2010, $11.0 million remained to fund approved capital expenditures and improvements in future years.

The $59.0 million borrowed pursuant to the Mount Snow Loan Documents includes $1.2 million of additional funds available under the Mount Snow First Modification Agreement to be used for purposes stipulated by such agreement or other purposes as approved by the lender. No borrowings have been made under this arrangement.

Commencing April 1, 2008 and each April 1st thereafter, the interest rates relating to the debt outstanding under the Attitash Loan Documents and Mount Snow Loan Documents will increase from the prior interest rate measurement date by the lesser of three times the percentage increase in the Consumer Price Index (“CPI”) or a factor of 1.015 (the “Capped CPI Index”) unless specified debt service coverage ratios are maintained for a period of two consecutive years. If the target debt service coverage ratios are attained and maintained, the interest rate will be 100 basis points lower than it otherwise would have been. The table below illustrates the range of potential interest rates for each of the next five years assuming rates are to increase by the Capped CPI Index annually:

Attitash/Mount Snow Debt
Rate Effective at	Specific Debt Service Coverage
April 1:	Attained	Not Attained

2011	9.46%	10.46%
2012	9.61%	10.61%
2013	9.77%	10.77%
2014	9.93%	10.93%
2015	10.09%	11.09%

The Capped CPI Index is an embedded derivative, but the Company has concluded that the derivative does not require bifurcation and separate presentation at fair value because the Capped CPI Index was determined to be clearly and closely related to the debt instrument.

The Attitash Loan Documents and the Mount Snow Loan Documents provide for additional interest payments under certain circumstances. Specifically, if the gross receipts of the respective property during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 12%, an additional interest payment equal to 12% of such excess is required. Similar to the minimum required interest payments as described above, the parties have agreed that if specific target debt service coverage ratios are achieved for two consecutive years and are maintained, the interest rate used in determining both the amount of the excess gross receipts and the rate applied thereto, would be reduced to 11%. No additional interest payments were due for the years ended April 30, 2010, 2009 or 2008.

The Mount Snow Development Debt due April 1, 2012 represents obligations incurred to provide financing for the acquisition of land at Mount Snow that is in development stages. On April 4, 2007, the Company and Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available to $41.0 million (the “Mount Snow Development Loan Documents”). Principal payments are required to be made from all proceeds from any sale of development land at Mount Snow with any remaining principal due at maturity. The Mount Snow Development Loan Documents require, commencing May 1, 2010, monthly payments of interest arising after April 1, 2010. The increased amount available under the Mount Snow Development Loan Documents includes accrued interest to the effective date of the modification of approximately $8.7 million and, accordingly, approximately $7.3 million was available for development purposes at April 30, 2010.

The Credit Facility Debt due October 29, 2027 represents amounts due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender (the “Credit Facility Agreement”). In connection with entry into the Credit Facility Agreement, the borrowers executed an amended and restated promissory note, dated as of October 30, 2007, in the amount of $31.0 million, which was later modified by as second amended and restated promissory note, dated as of August 5, 2008, which increased the amount of funds available to $41 million (together with the Credit Facility Agreement, the “Credit Facility Documents”). At April 30, 2010, approximately $8.7 million remained available for approved capital expenditures. The interest rate for borrowings under the Credit Facility Documents increases each October 1 during the term of the Credit Facility Documents, such increase to be the lesser of two times the increase in the CPI or Capped CPI Index.

The Crotched Mountain Debt due March 10, 2027 noted in the table above represents amounts due to EPT Crotched Mountain, Inc. pursuant to a promissory note made by SNH Development, Inc., the Company’s wholly owned subsidiary. The promissory note, dated as of March 10, 2006 (the “Crotched Mountain Note”), was made in the principal amount of $8.0 million, the proceeds of which were used to pay off all outstanding debt secured by our Crotched Mountain ski area and for general working capital purposes. The interest rate applicable to the outstanding debt under the Crotched Mountain Note increases each April 1 during the term of the Crotched Mountain Note, such increase to be the lesser of the rate of interest in the previous year multiplied by the Capped CPI Index or the sum of the rate of interest in the previous year plus the product of (x) the rate of interest in the previous year and (y) the percentage increase in the CPI from the CPI in effect on April 1 of the current year over the CPI in effect on the April 1 of the immediately preceding year.

The table below illustrates the potential interest rates applicable to the Company’s fluctuating interest rate debt for each of the next five years, assuming rates increase by the Capped CPI Index:

April 1:	Credit Facility Debt	Crotched Mountain Debt

2011	9.54%	9.82%
2012	9.68%	9.96%
2013	9.83%	10.11%
2014	9.98%	10.26%
2015	10.13%	10.42%

The table below illustrates the actual effective interest rates applicable to our outstanding debt with Capped CPI Indices for the periods ended:

	January 31,
	2011	2010

Attitash/Mount Snow Debt	10.30%	10.15%
Credit Facility Debt	9.46%	9.40%
Crotched Mountain Debt	9.67%	9.53%

The Mount Snow Development Debt is not included in the tables above, as the interest rate on this outstanding debt is fixed.

The Wildcat Mountain Debt due December 22, 2020 represents amounts owed pursuant to a promissory note in the principal amount of $4.5 million made by WC Acquisition Corp. in favor of Wildcat Mountain Ski Area, Inc., Meadow Green – Wildcat Skilift Corp. and Meadow Green – Wildcat Corp., (the “Wildcat Note”). The Wildcat Note, dated November 22, 2010, was made in connection with the acquisition of Wildcat Mountain, which was effective as of October 20, 2010. The interest rate as set forth in the Wildcat Note is fixed at 4.00%.

Substantially all of the Company’s assets serve as collateral for long-term debt.

Future aggregate annual principal payments under all indebtedness at January 31, 2011 are as follows:

2012	$ 244,200
2013	378,700
2014	218,400
2015	193,500
2016	181,300
Thereafter	140,066,600

$ 141,282,700

The following table illustrates the interest rates and available borrowings on our outstanding debt as of January 31, 2011 and April 30, 2010.

	Interest Rate		Available Borrowings
	January 31, 2011	April 30, 2010	January 31, 2011	April 30, 2010

Attitash/Mount Snow Debt	10.30%	10.30%	$12,200,000	$12,200,000
Mount Snow Development Debt	10.00%	10.00%	$7,323,300	$7,323,300
Credit Facility Debt	9.54%	9.40%	$8,767,200	$8,767,200
Crotched Mountain Debt	9.67%	9.67%	$0	$0
Wildcat Mountain Debt	4.00%	4.00%	$0	$0

Note 5.	Acquisition

Effective in October 2010, the Company acquired substantially all of the assets and business of Wildcat Mountain ski resort located in Pinkham Notch, New Hampshire for approximately $5 million, such price being subject to certain adjustments which are not expected to be significant. Of the total purchase price, $4.5 million was financed under a 4% promissory note to the seller. The note requires monthly payments of principal and interest to its maturity in November 2020 when a final principal payment of $2.675 million is due. The Company made the acquisition in order to offer a combined ski product with its Attitash ski area. This strengthens the Company’s pricing policies and offers cost synergies. Wildcat Mountain’s results of operations are included in the accompanying 2011 interim financial statements since the date of acquisition. The Company expects to complete the purchase price allocation process during its quarter ending April 30, 2011. The preliminary allocation of purchase price is as follows:

Buildings and improvements	$ 2,962,000
Land improvements	438,000
Equipment	2,100,000
Gain	(409,100)

$ 5,090,900

The following presents the unaudited pro forma consolidated financial information as if the acquisition of Wildcat Mountain was completed on May 1, 2009, the beginning of the Company’s 2010 fiscal year. The following pro forma financial information includes adjustments for depreciation and interest for the acquisition note and property and equipment recorded at the date of acquisition. This pro forma financial information is presented for informational purposes only and does not purport to be indicative of the results of future operations or the results that would have occurred had the acquisition taken place on May 1, 2009 (in thousands, except per share amounts).

	2011	2010
Net Revenues	$58,616	$51,900
Net Loss	$(5,313)	$(10,479)
Pro forma basic and diluted loss per share	$(133.41)	$(263.13)

Note 6.	Fair Value Measurements

Recurring measurements:  The Company’s only asset or liability that is measured at fair value on a recurring basis is its investment in a marketable security. The Company classifies that investment in common stock as available-for-sale, and it is valued using Level 1 inputs within the fair value hierarchy as such value is based on quoted prices in active markets for an identical instrument.

Non-recurring measurements:  The following methods and assumptions were used to estimate the fair value of each class of financial instruments to which Peak Resorts, Inc. is a party:

Cash and cash equivalents, restricted cash:  Due to the highly liquid nature of the Company’s short-term investments, the carrying values of cash and cash equivalents and restricted cash approximate their fair values.

Marketable securities:  The Company’s investment in common stock is carried at fair value based on quoted prices in active markets.

Accounts and notes receivable:  The carrying value of accounts receivable approximate their fair market value because of their short-term nature. Notes receivable are due on demand and require interest be paid at the prime rate. The demand nature of the notes makes them highly liquid, and as such, their carrying value approximates their fair value.

Accounts payable and accrued liabilities:  The carrying value of accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these amounts.

Long-term debt:  The fair value of Peak Resorts Inc.’s long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The interest rates on the Company’s long-term debt instruments are consistent with those currently available to the Company for borrowings with similar maturities and terms, and accordingly, their fair values are consistent with their carrying values.

Note 7.	Commitments and Contingencies

Restricted cash:  The provisions of certain of the Company’s debt instruments generally require that the Company make and maintain a deposit, to be held in escrow for the benefit of the lender, in an amount equal to the estimated minimum interest payment for the upcoming fiscal year. In the absence of an event of default under the note agreements, the requirement to maintain such a deposit is eliminated when the development loan discussed in Note 4 is repaid in full. Restricted cash at April 30, 2010 and 2009 is comprised primarily of the interest related escrow balances.

Purchase Commitments:  In March 2011, the Company entered into an agreement to replace the Summit Local triple chair lift at Mount snow with a new Leitner Poma high-speed detachable six-passenger bubble chair lift. The cost of the contract is $7.3 million and includes the lift and installation at Mount Snow.

Leases:  The Company leases the land underlying its Jack Frost and Big Boulder resorts. The terms of the leases, each effective since December 2005, provide that the landlord has a right to terminate the leases at any time, upon the payment of certain fees. The lease payments are included in the amounts reported in the “Operating Lease” column above and are set forth below through their expiration in November 2030, unless cancelled:

2011	$463,400
2012	482,000
2013	501,300
2014	521,400
2015	542,200
Thereafter	14,460,300

$16,970,600

The revenues of Jack Frost and Big Boulder for the nine month periods ended January 31, 2011 and January 31, 2010 were $6,770,700 and $6,133,700, respectively.

Note 8.	Earnings (Loss) Per Share

The computation of basic and diluted earnings (loss) per share is as follows for the nine month periods ended January 31:

	2011	2010

Net earnings (loss)	$(4,763,300)	$(9,426,400)

Weighted average number of shares:
Common shares outstanding for basic
and diluted earnings (loss) per share	39,824	39,824

Basic and diluted earnings (loss) per share	$(119.61)	$(236.70)

Note 9.	Subsequent Events

On March 15, 2011, the Company adopted Amended and Restated Articles of Incorporation, which, among other things, changed the amount of authorized common stock and the par value of the common stock. Pursuant to the Amended and Restated Articles of Incorporation, the Company now has 20,000,000 shares of authorized common stock, par value $0.01 per share.

Peak Resorts, Inc.

Common Stock

PROSPECTUS

Rodman & Renshaw, LLC

[                    ], 2011

Part II: Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by Peak Resorts, Inc. (the “Company”) and expected to be incurred in connection with the offer and sale of the securities being registered. All amounts are estimates, except the SEC registration fee and the FINRA filing fee.

Amount to be Paid

SEC registration fee	$4,674.00
FINRA filing fee	$4,525.00
Blue Sky fees and expenses*
NASDAQ listing fee*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent fees*
Miscellaneous*
Total*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers

The following summary is qualified in its entirety by reference to the complete text of Sections 351.355 of the Revised Statutes of Missouri and the amended and restated articles of incorporation and amended and restated by-laws of the Company.

The Company is a Missouri corporation. Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, against expenses, including attorneys’ fees, judgments, fines and settlement amounts actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any threatened, pending or completed action or suit by or in the right of the corporation against expenses, including attorneys’ fees and settlement amounts actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that he or she may not be indemnified in respect of any claim, issue or matter in which he or she has been adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation, unless, and only to the extent, authorized by the court.

Section 351.355(3) provides that a corporation shall indemnify any such person against expenses, including attorneys’ fees, actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him or her under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person’s conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

The Company’s amended and restated articles of incorporation provide that the Company shall indemnify its directors and officers to the fullest extent authorized or permitted by law; provided, however, that the Company shall not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors, except for proceedings to enforce rights to indemnification. The amended and restated articles of incorporation also state that the Company may, to the extent authorized from time to time by the board of directors, provide rights to indemnification to employees and agents of the Company similar to those provided to directors and officers.

The Company’s amended and restated by-laws state that the Company shall indemnify directors and officers against any claim, liability or expense incurred as a result of their service as directors or officers, or as a result of another other service on behalf of the Company, or service at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the maximum extent permitted by law. The Company shall indemnify any such person who was or is a party (other than a party plaintiff suing on his or her own behalf or in the right of the Company), or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by reason of such services against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

The Company’s amended and restated by-laws also provide that the Company may, if it deems appropriate, indemnify any employee or agent of the Company against any claim, liability or expense incurred as a result of his or her service as an employee or agent or as a result of any other service on behalf of the Company, or service at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the maximum extent permitted by law or to such lesser extent as the Company, in its discretion, may deem appropriate. The Company may indemnify any such person who was or is a party (other than a party plaintiff suing on his or her own behalf or in the right of the Company), or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by reason of such services against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. To the extent that an officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

Any indemnification required or permitted pursuant to the Company’s amended and restated by-laws, unless ordered by the court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the amended and restated by-laws. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or (ii) if such quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (iii) by the stockholders.

Expenses incurred by a person who is or was a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding, and expenses incurred by a person who is or was an officer, employee or agent of the Company in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors, in either case upon receipt of an undertaking by or on behalf of the director or the officer to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company as authorized.

Except as may otherwise be permitted by law, no person shall be indemnified from or on account of such person’s conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. The Company may adopt a more restrictive standard of conduct with respect to the indemnification of any employee or agent of the Company.

The Company has obtained directors’ and officers’ liability insurance.

Item 15. Recent Sales of Unregistered Securities

The Company has not had any unregistered sales or other issuances of securities during the past three fiscal years.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

Schedule I, Real Estate and Accumulated Depreciation, is included herein.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons pursuant to the provisions described in Item 14 above, or otherwise, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

We hereby undertake that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Peak Resorts, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wildwood, State of Missouri, on April 18, 2011.

Peak Resorts, Inc.

By:	/s/ Timothy D. Boyd
Timothy D. Boyd
Chief Executive Officer, President and Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy D. Boyd and Stephen J. Mueller as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 18, 2011.

Signature	Title

/s/ Timothy D. Boyd Timothy D. Boyd	Chief Executive Officer, President and Director (Principal Executive Officer)

/s/ Stephen J. Mueller Stephen J. Mueller	Chief Financial Officer, Vice President, Secretary and Director (Principal Financial and Accounting Officer)

/s/ James T. Barry, Jr. James T. Barry, Jr.	Director

/s/ Richard Deutsch Richard Deutsch	Vice President Business and Real Estate Development and Director

/s/ Gregory R. Diekemper Gregory R. Diekemper	Director

/s/ Stanley W. Hansen Stanley W. Hansen	Director

/s/ Michael Staenberg Michael Staenberg	Director

Exhibit Index

Exhibit Number	Description

1.1*	Form of Underwriting Agreement
2.1	Purchase Agreement by and among Mount Snow, Ltd., L.B.O. Holding, Inc. and American Skiing Company, as sellers, and Peak Resorts, Inc., as buyer, dated February 16, 2007.
2.2	Agreement of Sale and Purchase between Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp., as sellers, and WC Acquisition Corp., as purchaser, effective as of October 20, 2010.
3.1	Amended and Restated Articles of Incorporation
3.2	Amended and Restated By-laws
5.1*	Form of Opinion of Helfrey, Neiers & Jones P.C.
10.1	Loan Agreement by and between Peak Resorts, Inc. and L.B.O. Holding, Inc., as borrowers, and EPT Mount Attitash, Inc., as lender, dated April 4, 2007.
10.2	Promissory Note from Peak Resorts, Inc. and L.B.O. Holding, Inc. in favor of EPT Mount Attitash, Inc. dated April 4, 2007.
10.3	Note Modification Agreement by and between Peak Resorts, Inc. and L.B.O. Holding, Inc., as borrowers, and EPT Mount Attitash, Inc. as lender, dated October 30, 2007.
10.4	Agreement Concerning a Loan for a Holder of a Special Use Permit by and between the United States Department of Agriculture, Forest Service; EPT Mount Attitash, Inc. and L.B.O. Holding, Inc., dated April 4, 2007.
10.5	Agreement Concerning a Loan for a Holder of a Special Use Permit by and between the United States Department of Agriculture, Forest Service; EPT Mount Snow, Inc. and Mount Snow, Ltd., dated April 4, 2007.
10.6	Promissory Note from Peak Resorts, Inc. and Mount Snow, Ltd. in favor of EPT Mount Snow, Inc., dated April 4, 2007.
10.7	Modification Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc. as lender, dated April 1, 2010.
10.8	Loan Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc., as lender, dated April 4, 2007.
10.9	First Modification Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc., as lender, dated June 30, 2009.
10.10	Amended and Restated Promissory Note from Peak Resorts, Inc. and Mount Snow, Ltd. in favor of EPT Mount Snow, Inc., dated June 30, 2009.
10.11	Letter Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc., as lender, dated June 20, 2009.
10.12	Amended and Restated Credit and Security Agreement among Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; Peak Resorts, Inc.; Hidden Valley Golf and Ski, Inc.; Snow Creek, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; Boston Mills Ski Resort, Inc.; and JFBB Ski Areas, Inc., as borrowers, and EPT Ski Properties, Inc., as lender, dated October 30, 2007.
10.13	Option Agreement between Hidden Valley Golf and Ski, Inc.; Snow Creek, Inc.; Paoli Peaks, Inc.; Brandywine Ski Resort, Inc.; Boston Mills Ski Resort, Inc.; and JFBB Ski Areas, Inc., as sellers, and EPT Ski Properties, Inc. as purchaser, dated October 30, 2007.
10.14	Second Amended and Restated Promissory Note from Peak Resorts, Inc.; JFBB Ski Areas, Inc.; Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; Hidden Valley Golf and Ski, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; and Boston Mills Ski Resort, Inc. in favor of EPT Ski Properties, Inc., dated August 5, 2008.
10.15	Blanket Conveyance, Bill of Sale and Assignment between Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp., as assignors, and WC Acquisition Corp., as assignee, dated November 19, 2010.

10.16	Agreement Concerning a Loan for a Holder of a Special Use Permit by and between the United States Department of Agriculture, Forest Service; Meadow Green-Wildcat Corp, as lender, and WC Acquisition Corp., as borrower, dated November 19, 2010.
10.17	Promissory Note from WC Acquisition Corp. in favor of Wildcat Mountain Ski Area, Inc.; Meadow Green-Wildcat Skilift Corp.; and Meadow Green-Wildcat Corp., dated November 22, 2010.
10.18	Unconditional Guaranty of Peak Resorts, Inc., dated November 12, 2010.
10.19	Lease Agreement by and between EPT Mad River, Inc. and Mad River Mountain, Inc., dated November 17, 2005.
10.20	First Amendment to Lease Agreement by and between EPT Mad River, Inc. and Mad River Mountain, Inc., dated June 30, 2006.
10.21	Ground Lease by and between Crotched Mountain Properties, L.L.C. and SNH Development, Inc., dated May 27, 2003.
10.22	First Amendment to Ground Lease by and between Crotched Mountain Properties, L.L.C. and SNH Development, Inc., dated April 3, 2004.
10.23	Second Amendment to Ground Lease by and between Crotched Mountain Properties, L.L.C. and SNH Development, Inc., dated January 31, 2008.
10.24	Lease by and between Big Boulder Corporation and JFBB Ski Areas, Inc., dated December 1, 2005.
10.25	Lease by and between Blue Ridge Real Estate Company and JFBB Ski Areas, Inc., dated December 1, 2005.
10.26	Lease Agreement by and between Resort Holdings, LLC and Peak Resorts, Inc., dated April 1, 2010.
10.27	Lease Agreement by and between Resort Holdings, LLC and Peak Resorts, Inc., dated September 1, 2010.
10.28	Lease by and between the Estate of Charles Marvin Weeks and Paoli Peaks, Inc., dated September 26, 1990.
10.29	U.S. Department of Agriculture Forest Service Special Use Permit for Attitash.
10.30	U.S. Department of Agriculture Forest Service Special Use Permit for Mount Snow.
10.31	U.S. Department of Agriculture Forest Service Special Use Permit for Wildcat Mountain.
10.32	Promissory Note from SNH Development, Inc. in favor of EPT Crotched Mountain, Inc., dated March 10, 2006.
10.33	Guaranty of Payment made by Peak Resorts, Inc. for the benefit EPT Crotched Mountain, Inc., dated March 10, 2006.
10.34**	Form of Peak Resorts, Inc. Indemnification Agreement.
10.35	Limited Liability Company Membership Interest Sale and Assignment Agreement by and between Timothy D. Boyd and Peak Resorts, Inc., dated as of April 1, 2011.
10.36	Limited Liability Company Membership Interest Sale and Assignment Agreement by and between Stephen J. Mueller and Peak Resorts, Inc., dated as of April 1, 2011.
10.37	Agreement by and between Mount Snow, Ltd. and Leitner-Poma of America, dated as of March 24, 2011.
16.1	Letter from Maher & Company PC to Peak Resorts, Inc.
21.1	List of Subsidiaries.
23.1*	Consent of Helfrey, Neiers & Jones P.C. (included in Exhibit 5.1).
23.2	Consent of McGladrey & Pullen, LLP.
24.1	Power of Attorney (included on signature page).
99.1	Audit Committee Charter.
99.2	Compensation Committee Charter.
99.3	Nominating and Corporate Governance Committee Charter.

*	To be filed by amendment.

**	Indicates a management contract or compensatory plan or arrangement.

Schedule I

Peak Resorts, Inc.
Schedule Pursuant to
Regulation S-X Rule 12-28
Real Estate and Accumulated Depreciation

Life on
which
			Cost					depreciation
			capitalized	Gross amount				in latest
			subsequent	at which carried				income
		Initial cost	to	a close of	Accumulated	Date of	Date	statement is
Description	Encumbrances	to Company	acquisition	period	depreciation	construction	acquired	computed

Land held for development	Mortgage	$17,800,000	$6,725,200	$24,525,200	$ -	N/A	April, 2007	Not applicable

Peak Resorts, Inc.
Footnote to Schedule Pursuant to
Regulation S-X Rule 12-28
Real Estate and Accumulated Depreciation

	Year ended April 30,
	2010	2009	2008

Balance at beginning of period	$21,737,900	$19,738,400	$17,944,000
Additions during the period:
Acquisitions through foreclosure	-	-	-
Other acquisitions	-	-	-
Improvements, etc.	582,000	24,400	-
Other (describe)
Capitalized interest	2,205,300	1,975,100	1,794,400

	2,787,300	1,999,500	1,794,400

Deductions during the period:
Cost of real estate sold	-	-	-
Other (describe)	-	-	-

	-	-	-

Balance at close of period	$24,525,200	$21,737,900	$19,738,400